

05048939

P.E. 12-31-04


Commitment
Loyalty
Knowledge Bank of Arizona Confidence
Nevada State Bank Trust Vectra Bank Colorado
Personal Attention The Commerce Bank of Washington

ZIONS BANCORPORATION /UT

Annual Report 2004

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	2004/2003 Change	**2004**	2003	2002	2001	2000
FOR THE YEAR						
Net interest income	+ 7%	**$ 1,174.5**	1,095.5	1,035.1	949.8	803.4
Noninterest income	- 15%	**417.9**	490.1	376.8	412.2	192.6
Total revenue	-	**1,592.4**	1,585.6	1,411.9	1,362.0	996.0
Provision for loan losses	- 37%	**44.1**	69.9	71.9	73.2	31.8
Noninterest expense	+ 3%	**923.3**	893.9	858.9	836.1	721.3
Impairment loss on goodwill	- 99%	**0.6**	75.6	-	-	-
Income from continuing operations before income taxes and minority interest	+ 14%	**624.4**	546.2	481.1	452.7	242.9
Income taxes	+ 3%	**220.1**	213.8	167.7	161.9	79.7
Minority interest	- 76%	**(1.7)**	(7.2)	(3.7)	(7.8)	1.5
Income from continuing operations	+ 20%	**406.0**	339.6	317.1	298.6	161.7
Loss on discontinued operations	-100%	-	(1.8)	(28.4)	(8.4)	-
Cumulative effect adjustment	-	-	-	(32.4)	(7.2)	-
Net income	+ 20%	**406.0**	337.8	256.3	283.0	161.7
PER SHARE						
Income from continuing operations – diluted	+ 20%	**4.47**	3.74	3.44	3.24	1.86
Net income – diluted	+ 20%	**4.47**	3.72	2.78	3.07	1.86
Net income – basic	+ 21%	**4.53**	3.75	2.80	3.10	1.87
Dividends declared	+ 24%	**1.26**	1.02	.80	.80	.89
Book value [1]	+ 10%	**31.06**	28.27	26.17	24.74	20.42
Market price – end		**68.03**	61.34	39.35	52.58	62.44
Market price – high		**69.29**	63.86	59.65	64.00	62.75
Market price – low		**54.08**	39.31	34.14	42.30	36.44
AT YEAR-END						
Assets	+ 10%	**31,470**	28,558	26,566	24,304	21,939
Net loans and leases	+ 14%	**22,627**	19,920	19,040	17,311	14,378
Loans sold being serviced [2]	+ 10%	**3,066**	2,782	2,476	2,648	1,750
Deposits	+ 11%	**23,292**	20,897	20,132	17,842	15,070
Long-term borrowings	+ 4%	**1,919**	1,843	1,310	1,022	563
Shareholders' equity	+ 10%	**2,790**	2,540	2,374	2,281	1,779
PERFORMANCE RATIOS						
Return on average assets		**1.31%**	1.20%	0.97%	1.19%	0.74%
Return on average shareholders' equity		**15.27%**	13.69%	10.95%	13.28%	9.65%
Efficiency ratio		**57.22%**	55.65%	63.40%	61.60%	71.13%
Net interest margin		**4.32%**	4.45%	4.56%	4.64%	4.27%
CAPITAL RATIOS [1]						
Equity to assets		**8.87%**	8.89%	8.94%	9.38%	8.11%
Tier 1 leverage		**8.31%**	8.06%	7.56%	6.56%	6.38%
Tier 1 risk-based capital		**9.35%**	9.42%	9.26%	8.25%	8.53%
Total risk-based capital		**14.05%**	13.52%	12.94%	12.20%	10.83%
SELECTED INFORMATION						
Average common and common-equivalent shares *(in thousands)*		**90,882**	90,734	92,079	92,174	87,120
Common dividend payout ratio		**28.23%**	27.20%	28.58%	26.11%	47.47%
Full-time equivalent employees		**8,026**	7,896	8,073	8,124	6,915
Commercial banking offices		**386**	412	415	412	373
ATMs		**475**	553	588	589	509

[1] *At year-end.*

[2] *Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding conforming first mortgage residential real estate loans.*

ZIONS BANCORPORATION

Annual Report 2004



TO OUR SHAREHOLDERS

Zions Bancorporation experienced a very strong year in 2004 as we continue to build one of the best banking franchises in the western United States.

- Net income reached a record $406.0 million.
- Shareholders experienced a total return (stock price appreciation plus dividends) of 13.2% on top of a 58.5% return in 2003.
- The return on average common equity was 15.27%.
- Tangible shareholders' equity topped $2 billion.
- Total year-end loans, including sold loans being serviced, increased 13.2% to $25.7 billion.
- Total year-end deposits increased 11.5% to $23.3 billion.
- Credit quality at year-end, measured as nonperforming assets as a percentage of net loans, leases and other real estate owned, was 0.37%—the lowest level in almost seven years.
- Net charged-off loans and leases amounted to 0.19% of average loans and leases, a reduction from 0.36% a year ago, and significantly better than peer performance.

Our growth this past year has been achieved "organically," by building from within and strengthening the Company's banking operations in each of our markets. And the strong results we achieved were attained despite a difficult interest rate environment and in an industry in which credit demand, on the whole, has been sluggish.

FINANCIAL RESULTS Zions Bancorporation's net income in 2004 was $406.0 million, or $4.47 per diluted share, an increase of 20.2% from the $337.8 million or $3.72 per diluted share earned in 2003. The return on average common shareholders' equity was 15.27%, up from 13.69% in 2003.

Taxable-equivalent revenue was relatively flat as compared to 2003's level, increasing 0.3% to $1.614 billion, largely reflecting the effects of $94.4 million in gains realized from the sale of several of our investments in 2003 and a reduction in the net interest margin, that declined to 4.32% in 2004 from 4.45% a year earlier. Noninterest expenses totaled $923.3 million, a 3.3% increase from a 2003 figure that included $24.2 million in expenses related to the prepayment of long-term debt.

The provision for loan losses decreased 37.0% compared to 2003 to $44.1 million, reflecting improved credit quality in the Company's loan portfolios, tempered by the need to maintain adequate reserves for a portfolio experiencing strong levels of growth. Nonperforming assets were reduced to $84.3 million or 0.37% of net loans, leases and other real estate owned at year-end 2004, as compared to $98.0 million or 0.49% a year ago. At the same time, net charged-off loans and leases decreased to $39.4 million or 0.19% of average net loans and leases from $68.8 million or 0.36% a year ago.

We experienced strong loan growth, particularly in the last half of the year, as the economy showed signs of renewed job expansion, and stable long-term interest rates continued to support solid growth in the real estate sector. Commercial loans, including leases and owner occupied commercial real estate loans, grew 12.8% to $8.8 billion during 2004; commercial real estate loans grew 20.2% to $7.5 billion; and consumer loans grew 7.7% to $6.1 billion. Sold loans that we service for others, consisting largely of real estate secured small business loans, rose 10.2% to $3.1 billion.

Deposit growth was also strong in 2004. Total average deposits increased 9.1% to $22.1 billion, while total average core deposits (which exclude large certificates of deposit) grew 10.0% to $20.9 billion. Notably, average noninterest-bearing demand deposits rose 19.2% in 2004 to $6.3 billion, comprising 54.6% of the total growth in average deposits during the year. At year-end, these noninterest-bearing deposits comprised a strong 29.3% of total deposits.

MANAGING RISK Risk management is a fundamental aspect of our business. We work continually to strengthen our processes for measuring, monitoring, and managing the basic risks of our business —including credit risk, interest rate risk, market risk, liquidity risk and a variety of operational risks. Recent and pending changes in a variety of regulatory requirements are creating significant changes in the way we manage the risks inherent in our business.

Sarbanes-Oxley Act, Section 404 This past year, we, like other publicly traded U.S. firms, implemented provisions of Section 404 of the Sarbanes-Oxley Act. This law requires companies to identify, document and test the internal controls that ensure the accuracy and adequacy of reported financial results. This has been a major exercise, involving tens of thousands of hours and a cost of several millions of dollars. In completing this project, we identified several thousand controls, nearly 1,000 of which were deemed to be "significant" and thus required formal management testing protocols. To assist in the complex task, Zions utilized RiskResolve™ software developed by our subsidiary, Providus Software Solutions, Inc., specifically to help companies comply with the Sarbanes-Oxley Act. While this effort has been costly and time-consuming, it provides us with a reassurance that we have a strong internal control framework in place, and should give investors an added measure of comfort with respect to our reported financial results.

Bank Secrecy Act and USA Patriot Act We have increased the resources dedicated to compliance with the Bank Secrecy Act and the USA Patriot Act. These laws are intended to assist authorities in identifying illicit financial transactions, particularly those that might involve funds used for terrorist activities. The laws require that we do more to document the identity of our customers, that we develop a greater understanding of the sources and uses of customers' funds, and that we report any suspicious activities or transactions to federal authorities in a timely manner.

Basel II We are also preparing for the pending implementation of a set of complex international capital regulations known as "Basel II" that are being adopted by U.S. banking regulators. Basel II will require participating financial institutions to build statistical models using actual loan and operational loss experience over a period of years. These models will be used to estimate the amount of risk inherent in various portfolios and other activities, which, in turn, will determine the amount of capital that needs to be held to absorb unexpected losses.

We expect to spend approximately $15 million over the next few years preparing to qualify for participation in Basel II. While participation is optional for a bank of our size, we believe that banks that have not accumulated the required historical data and developed acceptable statistical models will ultimately be required to hold more capital than those banks that participate in Basel II. The end result will be that banks that do not qualify for Basel II will have to charge higher prices for many products in order to generate an acceptable return on their higher levels of required capital.

Over the course of the last decade and a half, we have built a strong credit culture and strong credit controls that have resulted in very high quality loan portfolios. Participating in Basel II will help to ensure that this expertise and performance are reflected in our ability to compete with larger banks.

In addition to these new initiatives, we continue to focus on strengthening our basic risk management processes throughout the Company. In short, there is a significant sea change going on in our regulatory environment. We have spent a great deal of time and money during the past year preparing for this new environment, and will continue to invest heavily in this area over the next few years. All of this should, in turn, help us to remain competitive while giving investors greater confidence in the integrity of our financial reports.

MANAGING CAPITAL The Company's capital position has strengthened significantly over the past several years. One measure of this is the ratio of tangible common equity to assets, calculated by subtracting the total sum of intangible assets (consisting primarily of goodwill and core deposit intangible assets, reflecting the premiums paid in acquisitions) from both total common equity and total assets. This tangible common equity ratio has strengthened from an average of 4.71% five years ago to an average of 6.44% in 2004. At year-end, it stood at 6.80%.

A stronger capital ratio facilitates the Company's growth. It also allows us to make greater distributions to shareholders through higher levels of dividends and increased levels of stock repurchases in the open market. In 2004, the total dividend payout per share increased 23.5% from $1.02 to $1.26, producing total dividend payments of $114.6 million. At the same time, we repurchased 1.73 million shares of common stock at an average cost of $60.48 per share or $104.9 million. We are optimistic that the Company's strong capital position, combined with good credit quality and strong earnings momentum will allow us to continue to maintain a healthy level of capital distributions in the form of dividends and share repurchases over the foreseeable future.

BUILDING THE BUSINESS We continue to focus on building a unique and extraordinary banking franchise, consisting of a collection of great community banks in the western United States. We believe our operating model, which combines the capital strength and product range of a large regional institution with the flexibility and responsiveness of a community-based organization, is a key to our success. This model requires us to have strong operating leaders at the local level. It means that the integration and teamwork between our various lines of business is coordinated by a local bank CEO, and that customer problems and internal organizational conflicts can generally be quickly resolved by local managers.

We try to maintain a balance between organizational efficiency, which often suggests that we centralize certain "back office" functions, and responsiveness to customers, which argues for a greater element of local leadership and control. We have been making significant investments in consolidating our information technology and many of our operational functions, including customer call centers, check processing and certain elements of our branch operations. Our Project Unify, which has the goal of bringing each of our subsidiary banks onto the same technology platform, is well underway, and we completed the conversion of our Arizona operations during 2004. During 2004, we also completed the consolidation of our Colorado check clearing operations into Zions Management Services Company. We expect to complete the conversion of our California and Washington operations over the course of the next 15 months, which will conclude this project.

We also continue to invest in building state-of-the-art products and delivery capabilities. For example, in 2004 Zions Bank's online bill payment service was ranked the best in the nation by Javelin

Strategy and Research. Speer & Associates, Inc. ranked Zions Bank's online banking website the best in the industry among banks with $15-25 billion in assets. These same online bill payment and banking platforms are, in turn, employed by the other banks on our technology platform. Our ZionsDirect® online investment brokerage offering is also an industry leader, offering not only traditional Internet-based stock brokerage, but also investment education and the largest inventory of fixed income securities available for direct purchase over the Internet.

In 2004 we established Contango Capital Advisors® to provide state-of-the-art wealth management capabilities to our affluent customers, who include many of the owners and managers of the numerous businesses we finance. Our approach to wealth management combines the best of statistical modeling, analytics and portfolio theory with personalized relationship management and a broad array of sophisticated products. We are optimistic that Contango, working with the private banking divisions of our subsidiary banks, will be a great success.

Our NetDeposit® subsidiary has created cutting-edge software and hardware solutions that enable businesses to take advantage of the provisions of the Check 21 Act, which became effective in October 2004, to conveniently deposit checks electronically from their places of business, eliminating transportation costs, float and the inconvenience of couriers or trips to the bank. Already, hundreds of customers are taking advantage of this new product offering, with which we have established ourselves as an industry leader in the remote deposit of checks. NetDeposit® has also enabled us to sign contracts with numerous third-party vendors of correspondent bank services for the clearing of checks, which we expect will lead to growth in our correspondent banking business.

We are committed to serving our local communities. One of the ways we accomplish this is with a singular commitment to meeting the needs of small- and medium-sized businesses in our communities. These are the businesses where the majority of our economy's jobs are created, and more than perhaps any other bank of our size, we work hard at financing their growth. Zions Bancorporation was the eighth-largest participant in the U.S. Small Business Administration's popular 7(a) program this past year, and we were the nation's second largest participant in the direct underwriting of first mortgage loans made to small businesses through the SBA's 504 program. In both cases, our rankings were greatly disproportionate to the ranking of our overall size in the industry. We were also recognized by the U.S. Department of the Treasury for our leadership in meeting the needs of businesses in underserved neighborhoods through the award of $100 million in the New Markets Tax Credits program—one of the largest grants of its kind—which will result in a reduction in our income tax expense of up to $39 million over the life of the award. The credits will be earned as we make investments and qualifying loans to businesses throughout the West in lower-income communities.

LOOKING FORWARD We are optimistic about the future. We are in some of the nation's most attractive markets—markets which are poised for substantial growth over the next two decades. As the "Baby Boom" generation begins to retire, we believe that the demand for housing will continue to remain strong in the Southwest, and that the economies of the states in which we operate will continue to remain vibrant.

We have a business model that works very well, and an engaged and committed group of employees who are focused on creating value for customers, for our shareholders and for the communities in which they live.

In closing, I note with sadness the recent passing of a long-time director and a loyal supporter of Zions Bancorporation, I.J. "Izzi" Wagner. Izzi was the kind of director any company would love to have: he was smart, he had great business savvy developed over years of doing deals, and he was always looking for ways to help bring us good business. He served as a member of our board of directors for 38 years—from the time of the Company's initial public offering in 1965 until his retirement two years ago. We'll greatly miss his friendship, his insights and his great sense of humor.

At the same time, we welcomed a new director during 2004, Steven C. Wheelwright. Mr. Wheelwright is the Baker Foundation Professor and a Senior Associate Dean at Harvard Business School, and is internationally acclaimed as an expert in business processes and the application of technology to business problems. We are delighted to have him associated with Zions Bancorporation.

We thank each of you as shareholders for your continuing support of our efforts to build a great business of lasting value. We hope you're doing business with us yourself, and that you're encouraging your friends and associates to do the same!

Sincerely,



HARRIS H. SIMMONS
Chairman, President and Chief Executive Officer
February 12, 2005



RELATIONSHIPS THAT RESONATE









Throughout its history, **Zions Bancorporation** has established a strong tradition of thoroughly servicing its customers. Seeing that resolve, customers of Zions' six banks across the West have come to rely on leadership, convenience and flexibility in their banking relationship. This collection of great banks understands what business leaders need from partners to grow. Trust. Personal attention. Confidence. Commitment. Loyalty. Support.

Deliberately local in its operations, Zions offers the full range of products and services expected of a strong regional bank, providing businesses with essential resources for success. Beyond traditional services, Zions furnishes a comprehensive array of investment, mortgage and insurance services, with a network of loan origination offices for small businesses nationwide.

Zions grows by knowing customers on a personal level. In turn, Zions' customers truly know their bankers, which, across eight western states of operation, forms relationships that benefit everyone.



ZIONS BANK

"Zions always had a broader community involvement and that resonated with me."


SPALDING

LARRY H. MILLER *Owner – The Larry H. Miller Group*

In Utah and many western states, the name Larry H. Miller is synonymous with entrepreneurship. As owner of the Utah Jazz, the Salt Lake Stingers, a large network of automobile dealerships, a television station and multiple theaters, Larry Miller is an energetic force in the communities where he does business.

As a successful businessman whose community commitments run deep, Larry has had a long and valued relationship with Zions Bank. Sharing his vision from the outset, Zions Bank has supported Larry with services ranging from the flooring of cars and trucks at his dealerships to real estate financing and cash management. At the heart of their relationship is mutual trust and respect, plus a shared belief in supporting the community.



CALIFORNIA BANK & TRUST

"I know all the people at the bank and they know me."



ANTONIO CHAVEZ *President and CEO – La Tapatia NorCal, Inc.*

Since 1946, La Tapatia has produced and distributed tortillas and other Mexican food products throughout the world. Their label is on everything from store shelves to school menus. Tony Chavez understands customers want fresh-made products that exceed expectations.

California Bank & Trust has provided La Tapatia NorCal with lines of credit, equipment loans and day-to-day banking needs. Equally important to Tony is that California Bank & Trust knows him, his business and his community. For Tony, it's the best of both worlds—personal attention and sophisticated financial services.




National Bank
OF ARIZONA

"We don't have to explain ourselves to them."



KEVIN B. CALL *Vice President of Finance and CFO – Grand Canyon Railway*

Founded in 1901, the Grand Canyon Railway was a lifeline to one of the world's Seven Natural Wonders, the Grand Canyon. But automobile popularity silenced the majestic trains in the 1960s.

When visionary Max Biegert led a group to rescue this dying tradition, Kevin Call knew that together they needed a loyal banking partner who believed in the Railway. Ingrained in the community, National Bank of Arizona brought a thorough knowledge of the local business environment and full-service bank strength. As Grand Canyon Railway rapidly grew, the bank financed expansion of the Railway's hotel, restaurant and train service with a Polar Express-type steam-engine train during the holidays.




NSB
NEVADA STATE BANK

"Nevada State Bank's high level of service is the gold standard to which all others should be compared."



LINCOLN SPOOR *Area Developer, Five Western States – Krispy Kreme*

Most people passionately agree Krispy Kreme is a leader in providing delicious experiences with hot-from-the-oven doughnuts. It was a brand Nevada State Bank believed in naturally.

Because Nevada State Bank goes beyond the norm in community support, Lincoln Spoor saw the bank every place he went, leading to a strong relationship. Soon, everything from funding for new locations and equipment loans to personal financing services was provided to help make sales soar.




VECTRABANK
COLORADO
Banking wherever, whenever you like

"They thoroughly understand my financial complexities and over-deliver every time."



NANCY SELLERS *President – New Country Auto Center, Inc.*

With businesses stretching across the automotive and real estate industries in both Durango/Cortez and Denver, Nancy Sellers is one of Colorado's most successful entrepreneurs.

In starting a new banking relationship, Nancy quickly recognized Vectra Bank Colorado embodies identical principles reflected in her own corporate mission statement: "Providing customers with an experience that consistently satisfies and exceeds their expectations in a comfortable, supportive environment."

Her relationship with Vectra couldn't be better defined.



THE
COMMERCE
BANK
OF WASHINGTON

"They've developed a personal relationship with each shareholder."



JON MAGNUSSON *Chairman and CEO – Magnusson Klemencic Associates*

Magnusson Klemencic Associates has built an impressive portfolio in structural and civil engineering. Admired around the world, the firm has worked on projects in 36 countries from Hong Kong to Spain.

Over the years, The Commerce Bank of Washington has helped John Magnusson and Magnusson Klemencic Associates with an array of financial services, including equity lines of credit for the company, along with personal investment management services and individualized attention to each shareholder. It's a trusted relationship designed from the foundation up and structured for stability through the years.

Zions Bancorporation **QUICK FACTS 2004**

Zions Bancorporation is a leading financial services company aptly defined as a collection of great banks in the West's best growth markets. Led by locally empowered management teams, Zions operates nearly 400 full-service, community-minded banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.



THE COMMERCE BANK OF WASHINGTON
Seattle, Washington
Stanley D. Savage CEO
ZIONS BANK
Salt Lake City, Utah
A. Scott Anderson CEO
NSB
NEVADA STATE BANK
Las Vegas, Nevada
William E. Martin CEO
CALIFORNIA BANK & TRUST
San Diego, California
David E. Blackford CEO
National Bank OF ARIZONA
Phoenix, Arizona
Keith D. Maio CEO
VECTRABANK COLORADO
Denver, Colorado
Bruce K. Alexander CEO

BANK	OFFICES	ATMS	ASSETS (in millions)	DEPOSITS	STATE RANK* by Bank Deposits
Zions First National Bank	133	183	$ 11,880	$ 8,192	UT#1 / ID#6
California Bank & Trust	91	107	10,186	8,329	#8
National Bank of Arizona	54	53	3,592	3,046	#4
Nevada State Bank	67	77	3,339	2,951	#4
Vectra Bank Colorado	40	55	2,319	1,577	#4
The Commerce Bank of Washington	1	-	726	417	#16

**FDIC insured institution excluding thrifts and industrial loan corporations, 6/30/2004*

ZIONS BANCORPORATION

Financial Information

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

Statements in this Annual Report to Shareholders that are based on other than historical data are forward-looking, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and include, among others:

- statements with respect to the Company's beliefs, plans, objectives, goals, guidelines, expectations, anticipations, and future financial condition, results of operations and performance;
- statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," or similar expressions.

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in Management's Discussion and Analysis. Factors that might cause such differences include, but are not limited to:

- the Company's ability to successfully execute its business plans and achieve its objectives;
- changes in political and economic conditions, including the economic effects of terrorist attacks against the United States and related events;
- changes in financial market conditions, either nationally or locally in areas in which the Company conducts its operations, including without limitation, reduced rates of business formation and growth and commercial real estate development;
- fluctuations in the equity and fixed-income markets;
- changes in interest rates;
- acquisitions and integration of acquired businesses;
- increases in the levels of losses, customer bankruptcies, claims and assessments;
- changes in fiscal, monetary, regulatory, trade and tax policies and laws;
- continuing consolidation in the financial services industry;
- new litigation or changes in existing litigation;
- success in gaining regulatory approvals, when required;
- changes in consumer spending and savings habits;
- increased competitive challenges and expanding product and pricing pressures among financial institutions;
- inflation and deflation;
- technological changes;
- legislation or regulatory changes which adversely affect the Company's operations or business;
- the Company's ability to comply with applicable laws and regulations; and
- changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies.

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

EXECUTIVE SUMMARY

Company Overview

Zions Bancorporation ("the Parent") and subsidiaries (collectively "the Company," "Zions," "we," "our," "us") is a $30 billion financial holding company headquartered in Salt Lake City, Utah. The Company is the twenty-third largest domestic bank in terms of deposits, operating banking businesses through nearly 400 offices and 475 ATMs in eight Western states: Utah, Idaho, California, Arizona, Nevada, Colorado, Washington and New Mexico. The Company is a national leader in Small Business Administration ("SBA") lending, public finance advisory services and electronic bond trading. Zions also operates a number of specialty financial services and financial technology businesses that conduct business on a regional or national scale. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices.

In operating its banking businesses, Zions seeks to combine the advantages that it believes can result from decentralized organization and branding, with those that can come from centralized risk management, capital management and operations. In its specialty financial services and technology businesses, Zions seeks to develop a competitive advantage in a particular product, customer or technology niche.

Banking Businesses

As shown in Chart 1, revenue from the banking franchises is widely diversified among the states in which the Company operates.

Chart 1. **2004 REVENUE BY SEGMENT**



California 31%
Nevada 11%
Arizona 10%
Colorado 8%
Washington 2%
Utah / Idaho 38%

We believe that Zions distinguishes itself by having a strategy for growth in its banking businesses that is unique for a bank holding company of its size. This growth strategy is driven by three key factors: (1) focus on high growth markets; (2) keep decisions about customers local; and (3) centralize technology and operations to achieve economies of scale.

Focus on High Growth Markets

Each of the states in which Zions conducts its banking businesses has experienced relatively high levels of historical economic growth and each ranks among the top one-third of the fastest growing states as projected by the U. S. Census Bureau. In addition, in the recent past these states have experienced relatively high levels of population growth compared to the rest of the country.

DEMOGRAPHIC PROFILE

BY STATE

(Dollar amounts in thousands)	Number of branches 12/31/2004	Deposits in market at 12/31/2004[1]	Percent of Zions' deposit base	Estimated 2004 total population[2]	Estimated population % change 2000-2004[2]	Projected population % change 2004-2009[2]	Estimated median household income 2004[2]	Estimated household income % change 2000-2004[2]	Projected household income % change 2004-2009[2]
California	91	$ 8,327,512	35.75%	35,849,123	5.84%	6.75%	$ 52.6	9.74%	12.64%
Utah	110	6,611,865	28.39	2,377,214	6.45	7.38	51.3	11.23	14.18
Arizona	54	3,026,041	12.99	5,684,787	10.80	12.22	45.0	9.44	10.46
Nevada	67	2,929,406	12.58	2,296,683	14.93	16.08	48.6	7.80	11.20
Colorado	39	1,531,388	6.57	4,597,702	6.89	7.15	54.0	13.38	15.35
Washington	1	408,638	1.75	6,182,560	4.89	5.61	49.4	7.00	10.15
Idaho	23	441,918	1.90	1,383,295	6.90	8.10	41.7	9.42	11.06
New Mexico	1	15,493	0.07	1,889,363	3.87	5.18	37.8	10.34	13.24
Zions' weighted average					7.82	8.79	50.6	10.10	12.76
Aggregate national				292,936,668	4.09	4.84	46.5	8.77	11.02

[1] *Excludes intercompany deposits.*

[2] *Data Source: SNL Financial Database*

Within each of the states that Zions operates, we focus on the market segments that we believe present the best opportunities for us. Currently, we believe that these states have experienced higher rates of business formation and expansion than other states. We also believe that these states have experienced higher rates of commercial real estate development as local businesses strive to provide housing, shopping, business facilities and other amenities for their growing populations. As a result, a common focus of all of Zions' subsidiary banks is small and middle market business banking (including the executives and employees of those businesses) and commercial real estate development. In many cases, the Company's relationship with its customers is primarily driven by the goal to satisfy their needs for credit to finance their expanding business opportunities. In addition to our commercial business, we also provide a broad base of consumer financial products in selected markets, including home mortgages, home equity lines, auto loans and credit cards. This mix of business often leads to loan balances growing faster than internally generated deposits. In addition, it has important implications for the Company's management of certain risks, including interest rate and liquidity risks, which are discussed further in later sections of this document.

Historically, the Company has been able to generate growth through acquisitions of other community banks. In recent years, however, acquisitions have not been an important contributor to our growth. The average prices paid for acquired banks have, in general, steadily escalated over the past two decades, as measured by such common metrics as premium-to-deposits and price-to-book value. As a result, price expectations of sellers have become high. At prices typically paid in today's market, it is more difficult than in prior years to create economic value for the Company's shareholders through acquisitions. While we will continue to consider acquisitions as a growth strategy, we believe that bank acquisitions, in general, may continue to be a less important contributor to the Company's growth in the near future.

Keep Decisions About Customers Local

The Company operates six different community/regional banks, each under a different name, each with its own charter and each with its own chief executive officer and management team. This structure helps to assure that decisions related to customers are made at a local level. In addition, each bank controls, among other things, all decisions related to its branding, market strategies, customer relationships, product pricing and credit decisions (within the limits of established corporate policy). In this way we are able to differentiate our banks from much larger, "mass market" banking competitors that operate regional or national franchises under a common brand and often around "vertical" product silos. We believe that this approach allows Zions to attract and retain exceptional management, and that it also results in providing service of the highest quality to our targeted customers. In addition, we believe that over time this strategy generates superior growth in our banking businesses.

Centralize Technology and Operations to Achieve Economies of Scale

We seek to differentiate the Company from smaller banks in two ways. First, we use the combined scale of all of the banking operations to create a broad product offering without the fragmentation of systems and operations that would typically drive up costs. Second, for certain products for which economies of scale are believed to be important, the Company "manufactures" the product centrally, or outsources it from a third party. Examples include cash management, credit card administration, mortgage servicing and deposit operations. In this way the Company seeks to create and maintain efficiencies while generating superior growth.

Specialty Financial Services and Technology Businesses

In addition to its community and regional banking businesses, the Company operates a number of specialized businesses that in many cases are national in scope. These include a number of businesses in which the Company believes it ranks in the top ten institutions nationally such as SBA 7(a) loan originations, odd-lot electronic corporate bond trading, public finance advisory and underwriting services, and the origination of farm mortgages sold to Farmer Mac.

High growth market opportunities are not always geographically defined. The Company is investing in several expanded or new initiatives that we believe present unusual opportunities for us, including the following:

National Real Estate Lending

This business consists of making SBA 504 and similar low loan-to-value, owner-occupied, first mortgage small business commercial loans. During 2004, the Company originated directly and purchased from correspondents approximately $964 million of these loans and securitized $605 million. A qualifying special-purpose entity ("QSPE") purchases these securities after credit enhancement, and funds them with commercial paper. We continue to invest in this business and believe that such investment will result in continued growth.

NetDeposit and Related Services

NetDeposit, Inc. is a subsidiary of Zions Bancorporation that was created to develop and sell software and processes that facilitate electronic check clearing. With the implementation of Check 21 late in 2004, this company and its products are well positioned to take advantage of the revolution in check processing now underway in America. During 2004, NetDeposit created a drag on earnings of about $0.06 per share. However, revenues have been rising and we have continued to increase our investment in this business.

The Company generates revenues in three ways from this business. First, NetDeposit licenses software to other banks and processors, including Bank of America and Fiserv, Inc. These licensing and consulting fees tend to be relatively small at the time a sale is made, with much of the revenue based on usage. NetDeposit also has licensed its software to EDS, which either remarkets it to other financial institutions or uses it to process checks for other banks.

Second, NetDeposit has licensed its software to the Company's banks, which use the capabilities of the software to provide state-of-the-art cash management services to business customers. Our banks are receiving strong market acceptance in the sale of these cash management services and we have cleared over $100 million in checks in a single day for these customers.

Third, Zions First National Bank ("ZFNB") uses NetDeposit software to provide check-clearing services to correspondent banks. ZFNB has contracts and co-marketing agreements with a number of bank processors and resellers. We began clearing check images in January 2005 for correspondent bank customers.

Wealth Management

We have extensive relationships with small and middle-market businesses and business owners that we believe present an unusual opportunity to offer wealth management services. As a result, the Company established a wealth management business, Contango Capital Advisors, Inc. ("Contango"), and launched the business in the latter half of 2004. The basic business is a fee-only advisory service meeting the needs of our clients with sophisticated advice and noncommissioned, no- or low-load financial products. During 2004, this business generated net losses of approximately $0.04 per share, and we expect net losses in 2005 may approximate $0.08 per share. We anticipate that revenues from this business will continue to grow but will remain modest during 2005 and that expenses will grow in concert with revenues throughout 2005 as we continue to expand this business.

Hispanic Business Banking

Historically the Company has conducted its banking business through geographically defined bank subsidiaries. We believe that our management model – creating a distinct bank charter to serve a defined customer base – can also be applicable and effective for serving a demographic (vs. geographic) customer base. The Hispanic market for consumer- and business-related banking services is among the fastest growing in numerous parts of the United States. We anticipate that during 2005 we may have opportunities to invest in one or more banking franchises that are focused on the rapidly growing number of Hispanic-owned businesses in the United States.

MANAGEMENT'S OVERVIEW OF 2004 PERFORMANCE

The Company's primary or "core" business consists of providing community and regional banking services to both individuals and businesses in eight Western states. We believe that this core banking business performed well during 2004 as the difficult economic environment that these markets experienced in 2003 began to improve. Looking forward, we believe that the general economy in the Company's markets should continue to improve.

The Company reported record earnings for 2004 of $406.0 million or $4.47 per diluted share. This compares with

$337.8 million or $3.72 per diluted share for 2003 and $256.3 million or $2.78 per share for 2002. Return on average common equity was 15.27% and return on average assets was 1.31% in 2004, compared with 13.69% and 1.20% in 2003 and 10.95% and 0.97% in 2002.

The key drivers of the Company's performance during 2004 were as follows:

KEY DRIVERS OF PERFORMANCE

2004 COMPARED TO 2003

Driver	2004	2003	Change
	(in billions)		
Net loans and leases	$ **22.6**	19.9	14%
Total noninterest-bearing demand deposits	**6.8**	5.9	16%
Total deposits	**23.3**	20.9	11%
Net interest margin	**4.32%**	4.45%	(13)bp
	(in millions)		
Net interest income	$ **1,174.5**	1,095.5	7%
Provision for loan losses	**44.1**	69.9	(37)%
Restructuring, impairment and debt extinguishment charges	**2.4**	104.4	(98)%

As illustrated by the previous table, the Company's earnings growth in 2004 compared to 2003 reflected the following:

- Strong loan and deposit growth;
- A lower net interest margin;
- Reduced provision for loan losses; and
- Minimal restructuring and impairment charges and no debt extinguishment costs.

We believe that the performance the Company experienced in 2004 was a direct result of our focusing on four primary objectives: 1) keep the banks growing, 2) maintain credit quality at high levels, 3) effectively manage interest rate risk, and 4) control expenses.

Keep the Banks Growing

Since 2000, Zions has experienced steady and strong loan and deposit growth. This was accomplished despite a challenging economic environment that was present during a large portion of this time period. We consider this performance to be a direct result of effectively executing our operating strategies. Chart 2 depicts this growth.

Chart 2. **LOAN AND DEPOSIT OUTSTANDINGS**



25
20
15
10
$ Billions
15.07
14.38
17.84
17.31
20.13
19.04
20.90
19.92
23.29
22.63
2000
2001
2002
2003
2004
Loans
Deposits

The Company experienced strong loan growth throughout some or all of 2004 in all of its markets except Colorado. In particular, we continued to see the strong loan growth in Arizona and Nevada that we began to experience in 2003. In addition, loan growth in both Utah and California improved in 2004 as the demand for loan products strengthened in the second half of the year. Finally, we began to see improved loan growth in Washington in the second half 2004.

The poor economic environment in Colorado continued to depress net loan and deposit growth at Vectra Bank Colorado ("Vectra"). In addition, the sales of eleven branches with approximately $130 million of loans and $165 million of deposits were consummated in 2004, contributing to the lack of growth in loans and deposits in Colorado for 2004. The Company has continued its efforts to improve the performance at Vectra and we saw some positive indicators of potential growth in late 2004.

The Company enjoyed strong deposit growth in 2004. The growth rate of 11.5% in 2004 was significantly higher than the 3.8% achieved in 2003. In addition, the mix of deposits continued to improve in 2004 with time deposits generally being replaced by demand, savings and money market deposits. The rate of deposit growth began to decline in late 2004 and we may not experience the same strong growth in deposits in 2005. A downward trend in deposit growth would require us to use alternative sources to meet our funding needs.

Maintain Credit Quality at High Levels

The ratio of nonperforming assets to net loans and other real estate owned was 0.37%, which is its lowest level since the first quarter of 1998. The Company's credit quality has seen continuous improvement throughout 2004. Both the nonperforming asset totals as well as the levels of charged-off loans have improved when compared to 2003. See Chart 3. In addition, if the present economic recovery continues, we would expect to experience continued favorable credit quality.

Chart 3. **NET CHARGE-OFFS AS A PERCENTAGE OF AVERAGE TOTAL LOANS**


0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.53%
0.58%
0.68%
0.53%
0.30%
0.31%
0.24%
0.35%
0.36%
0.19%
2000
2001
2002
2003
2004
Zions
Peers

Note: Peer group is defined as bank holding companies with assets > $10 billion.
Peer data source: SNL Financial Database
Peer information for 2004 is from 3rd quarter 2004.

Effectively Manage Interest Rate Risk

Our focus in managing interest rate risk is not to take positions based upon management's forecasts of interest rates, but rather to maintain a position of slight "asset-sensitivity." This means that our assets tend to reprice more quickly than our liabilities. These practices have enabled us to achieve a relatively stable net interest margin during periods of volatile interest rates, which is depicted in Chart 4. They also resulted in our experiencing a lower net interest margin for the full year 2004, compared to 2003, due to persistently low interest rates. However, the margin recovered in the latter half of 2004 due to improvements in our balance sheet mix along with increases in short-term interest rates that took effect.

Chart 4. **NET INTEREST MARGIN**


7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.81%
4.27%
4.64%
3.59%
4.56%
1.55%
4.45%
1.13%
4.32%
1.35%
2000
2001
2002
2003
2004
Net Interest Margin
Average Federal Funds Rate

Taxable-equivalent net interest income in 2004 increased 6.9% over 2003, despite the continuing difficult interest rate environment that persisted throughout much of 2004, and in light of a slight erosion in the net interest margin that we experienced compared to 2003. We attribute this reduction in the margin to the Company's slightly asset sensitive position, in an environment that was characterized by sustained low interest rates. In addition, the acquisition of Van der Moolen UK Ltd. (now Zions Bank International Ltd.) also had a negative impact on the Company's net interest margin for 2004, as a result of its large portfolio of trading securities. The Company's net interest margin improved during the second half of 2004, however, and we expect that the annual margin for 2005 will be higher that the annual margin for 2004.

See the section "Interest Rate Risk" on page 69 for more information regarding the Company's asset-liability management ("ALM") philosophy and practice and our interest rate risk management.

Control Expenses

In 2002, we made a commitment to reduce the annual run rate of expenses by $50 million. In 2003, we met that commitment. We also began addressing the under-performance of specific business, including a restructuring of the operations at Vectra and the exiting of certain e-commerce businesses in which we had invested. In 2004, we continued to focus attention on controlling costs and identifying opportunities for operating efficiencies. Overall, these efforts resulted in improving the Company's efficiency ratio from 63.4% in 2002 to 57.2% in 2004, a ratio more in line with those of our peer banks, as depicted in Chart 5. The efficiency ratio is the relationship between noninterest expense and total taxable-equivalent revenue.

Chart 5. **EFFICIENCY RATIOS**


80%
70%
60%
50%
71.13%
61.60%
63.40%
56.71%
57.22%
55.75%
55.66%
55.31%
55.65%
56.67%
2000
2001
2002
2003
2004
Zions
Peer Average

Note: Peer group is defined as top 50 banks by assets.
Peer data source: SNL Financial Database
Peer information for 2004 is from 3rd quarter 2004.

Capital and Return on Capital

As regulated financial institutions, the Parent and its subsidiary banks are required to maintain adequate levels of capital as measured by several regulatory capital ratios. One of our goals is to maintain capital levels that are at least "well capitalized" under regulatory standards. In addition, the Parent and certain of its banking subsidiaries have issued various debt securities that have been rated by the principal rating agencies. As a result, another goal is to maintain capital at levels consistent with an "investment grade" rating for these debt securities. The Parent and its banking subsidiaries have maintained their well capitalized status and "investment grade" debt ratings, and their capital ratios have increased over the past three years to their current levels. See Chart 6.

Chart 6. **CAPITAL RATIOS**


15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
5%
6%
10%
7.56%
8.06%
8.31%
9.26%
9.42%
9.35%
12.94%
13.52%
14.05%
6.06%
6.53%
Tier 1 Leverage
Tier 1 Risk-Based
Total Risk-Based
Tangible
2002
2003
2004
Well Capitalized

We believe that the Company's capital ratios are adequate for the risks of the business in which it engages, and also believe that excess capital should be returned to the shareholders. As illustrated in Chart 7, the Company has been returning increasing amounts of capital in the form of increased dividends and repurchases of its common stock.

Chart 7. **DIVIDENDS AND STOCK REPURCHASES**


$ Millions
250
200
150
100
50
0
3.9
46.5
113.2
106.8
104.9
76.8
73.9
73.2
91.9
114.6
2000
2001
2002
2003
2004
Dividends
Stock Repurchases

In addition, we believe that the Company should engage in businesses that provide attractive returns on equity. Chart 8 illustrates that as a result of earnings improvement, the exit of underperforming businesses and returning unneeded capital to the shareholders, the Company's return on equity has improved in recent years.

Chart 8. **RETURN ON EQUITY**


20%
15%
10%
5%
0%
9.65%
13.28%
10.95%
13.69%
15.27%
2000
2001
2002
2003
2004

Challenges to Operations

As detailed in the chart titled "Key Drivers of Performance" on page 26, several factors combined to improve the Company's performance in 2004 from 2003. The Company experienced both strong loan and deposit growth. While 2004 began with somewhat soft economic conditions, by year-end the economy had improved in all of our markets. During the fourth quarter of 2004, we experienced loan growth of over $1 billion. Earnings from the growth in loans and deposits were moderated by a decline in the average net interest margin for the year. Earnings for the year also reflect the decline in the provision for loan losses.

As we enter 2005, we see several significant challenges to improving performance. First, we entered the year with the best loan quality – measured by nonperforming assets as a percentage of net loans, leases and other real estate owned – in almost seven years. While we do not see any indications that loan quality will deteriorate significantly, it is likely that the 2005 annual provision for loan losses will be greater than the provision in 2004 as the loan portfolios grow. Second, we saw deposit growth slow in the fourth quarter of 2004 compared to loan growth and we anticipate that the growth of loans will outpace the growth of deposits in 2005. While this is not unusual for us, it does present challenges in terms of asset-liability management and liquidity. Historically we have used loan securitizations as one way of addressing stronger loan than deposit growth. We also believe that we have ample sources of liquidity to enable us to fund loan growth, including reducing short-term investments and increasing borrowings if necessary.

We anticipate that we may see increased pressure on the pricing of both loans and deposits as the economy continues to expand and competition for good business increases. Recent and potential increases in short term rates are likely to continue to result in increases on deposit rates. A flattening yield curve puts pressure on our net interest margin and requires that we continue to work diligently to maintain a high and stable net interest margin. For more information on our asset-liability management processes, see "Interest Rate and Market Risk Management" on page 69.

While we anticipate that economic conditions will generally be stronger in 2005 than in 2004, any number of unforeseen events could result in a weaker economy that, in turn, could negatively impact loan growth and credit quality.

Our electronic odd-lot bond trading business, while profitable, came under pressure from significantly reduced trading margins in 2004. We anticipate that this margin pressure may continue through some or all of 2005, and we have taken and may need to take additional actions to control expenses and improve the profitability of this business.

We expect to see moderate growth in both revenues and expenses during 2005, and realize that controlling operating expenses will be an important factor in improving our overall performance. We will continue to see increased expense levels during 2005 for systems conversions at California Bank & Trust as well as for compliance issues, particularly compliance with the requirements of the Sarbanes-Oxley Act, the USA Patriot Act and the Bank Secrecy Act. We are also investing in creating systems, data and processes that will enable us to qualify for the proposed Basel II capital requirements, which will be implemented by U. S. regulatory agencies.

Compliance with regulatory requirements, particularly those mentioned above, pose an ongoing challenge. A failure in our internal controls could have a significant negative impact not only on our earnings but also on the perception that customers, regulators and investors may have of the Company. We continue to devote a significant amount of effort, time and resources to improving our controls and ensuring compliance with these complex regulations.

We have a number of business initiatives that, while we believe they will ultimately produce profits for our shareholders, currently generate expenses in excess of revenues. These include Contango, a new wealth management business, and NetDeposit, a subsidiary that provides electronic check processing systems. We will need to manage these businesses carefully to ensure that expenses and revenues develop in a planned way and that profits are not impaired to an extent that is not warranted by the opportunities these businesses provide.

Finally, competition from credit unions continues to pose a significant challenge. The aggressive expansion of some credit unions, far beyond the traditional concept of a common bond, presents a competitive threat to Zions and many other banking companies. While this is an issue in all of our markets, it is especially acute in Utah where two of the five largest financial institutions (measured by local deposits) are credit unions that are exempt from all state and federal income tax.

Strategic Decisions

During 2003, we made a number of strategic decisions to help position the Company for improved performance in the future. These events are discussed below and also in subsequent sections of Management's Discussion and Analysis.

Vectra Bank Colorado

In 2003, we decided to restructure Vectra to enable it to focus its direction on small- and mid-sized businesses and their employees. This restructuring and an accompanying goodwill impairment analysis in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* resulted in our writing off $75.6 million of the goodwill that was recorded at Vectra in 2003.

In addition, Vectra took a number of other steps to improve its financial performance, including a decision to sell eleven branches in areas that no longer fit Vectra's new strategic direction. These branch sales all closed in 2004 and a gain of approximately $0.7 million was recognized. While the associated revenues and expenses will no longer be included in Vectra's financial statements, temporarily depressing Vectra's net growth, we believe that the restructuring was a positive step toward improving the future profitability of this subsidiary bank.

Equity Sales

In 2003, we sold the Company's investment in ICAP plc ("ICAP"). Net proceeds from the sale were approximately $106.8 million and the Company realized a pretax gain of approximately $68.5 million in connection with the sale. In 2003, we also sold our investment in Lending Tree, Inc. for net proceeds of $25.6 million, from which the Company realized a pretax gain of approximately $21.1 million.

Also in 2003, we sold our investment in Lexign, Inc., which completed our previously announced plan to sell portions of the Company's e-commerce investments. The sale resulted in a pretax loss of $2.4 million. With this sale, the Company disposed of the last of the businesses that were written down in 2002 and moved into discontinued operations.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The Notes to Consolidated Financial Statements contain a summary of the Company's significant accounting policies. We believe that an understanding of certain of these policies, along with the related estimates that we are required to make in recording the financial transactions of the Company, is important to have a complete picture of the Company's financial condition. In addition, in arriving at these estimates, we are required to make complex and subjective judgments, many of which include a high degree of uncertainty. The following is a discussion of these critical accounting policies and significant estimates related to these policies. We have discussed each of these accounting policies and the related estimates with the Audit Committee of the Board of Directors.

Securitization Transactions

The Company periodically enters into securitization transactions that involve transfers of loans or other receivables to off-balance-sheet QSPEs. In most instances, we provide the servicing on these loans as a condition of the sale. In addition, as part of these transactions, the Company may retain a cash reserve account, an interest-only strip, or in some cases a subordinated tranche, all of which are considered to be retained interests in the securitized assets.

Whenever we initiate a securitization, the first determination that we must make in connection with the transaction is whether the transfer of the assets constitutes a sale under U.S. generally accepted accounting principles. If it does, the assets are removed from the Company's consolidated balance sheet with a gain or loss recognized. Otherwise, the transfer is considered a financing, resulting in no gain or loss being recognized and the recording of a liability on the Company's consolidated balance sheet. The financing treatment could have unfavorable financial implications including an adverse effect on Zions' results of operations and capital ratios. However, all of the Company's securitizations have been structured to meet the existing criteria for sale treatment.

Another determination that must be made is whether the special-purpose entity involved in the securitization is independent from the Company or whether it should be included in its consolidated financial statements. If the entity's activities meet certain criteria for it to be considered a QSPE, no consolidation is required. Since all of the Company's securitizations have been with entities that have met the requirements to be treated as QSPEs, they have met the existing accounting criteria for nonconsolidation.

Finally, we must make assumptions to determine the amount of gain or loss resulting from the securitization transaction as well as the subsequent carrying amount for the above-discussed retained interests. In determining the gain or loss, we use assumptions that are based on the facts surrounding each securitization. Using alternatives to these assumptions could affect the amount of gain or loss recognized on the transaction and, in turn, Zions' results of operations. In valuing the retained interests, since quoted market prices of these interests are generally not available, we must estimate their value based on the present value of the future cash flows associated with the securitizations. These value estimations require the Company to make a number of assumptions including:

- the method to use in computing the prepayments of the securitized loans;
- the annualized prepayment speed of the securitized loans;
- the weighted average life of the loans in the securitization;
- the expected annual net credit loss rate; and
- the discount rate for the residual cash flows.

The following table summarizes the key economic assumptions that we used for measuring the values of the retained interests as of the date of the securitization for sales that took place during 2004, 2003 and 2002.

	Automobile loans	Credit card receivables	Home equity loans	Small business loans
2004:				
Prepayment method			**NA[1]**	**CPR[2]**
Annualized prepayment speed			**NA[1]**	**10, 15 Ramp up[3]**
Weighted-average life (in months)			**11**	**64**
Expected annual net loss rate			**0.10%**	**0.50%**
Residual cash flows discounted at			**15.0%**	**15.0%**
2003:				
Prepayment method			NA[1]	CPR[2]
Annualized prepayment speed			NA[1]	10, 15 Ramp up[3]
Weighted-average life (in months)			12	62
Expected annual net loss rate			0.25%	0.50%
Residual cash flows discounted at			15.0%	15.0%
2002:				
Prepayment method	ABS	ABS	CPR[2]	CPR[2]
Annualized prepayment speed	16.2%	5.0%	54.2%	15.0%
Weighted-average life (in months)	18	3	14	59
Expected annual net loss rate	1.25%	4.50%	0.25%	0.50%
Residual cash flows discounted at	15.0%	15.0%	15.0%	15.0%

[1] *The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. As a result, there is no assumed prepayment speed. The weighted-average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.*

[2] *"Constant prepayment rate"*

[3] *Annualized prepayments speed is 10% in the first year and 15% thereafter.*

The following table sets forth the sensitivity of the current fair value of the capitalized residual cash flows at December 31, 2004 to immediate 10% and 20% adverse changes to those key assumptions. The sensitivity includes all securitizations outstanding at December 31, 2004.

(In millions of dollars and annualized percentage rates)		Home equity loans	Small business loans
Carrying amount/fair value of capitalized residual cash flows		$ 8.0	93.0
Weighted-average life (in months)		11	20 - 66
Prepayment speed assumption		NA[1]	15.0% - 20.0%[2]
Decrease in fair value due to adverse change	-10%	$ NA[1]	2.8
	-20%	$ NA[1]	5.2
Expected credit losses		0.10%	0.40% - 0.50%
Decrease in fair value due to adverse change	-10%	$ -	2.5
	-20%	$ 0.1	5.0
Residual cash flows discount rate		15.0%	15.0%
Decrease in fair value due to adverse change	-10%	$ 0.1	2.8
	-20%	$ 0.1	5.4

[1] *The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. As a result, there is no assumed prepayment speed. The weighted-average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.*

[2] *The prepayment speed assumption for the 2004 SBA securitization is CPR 10, 15 Ramp up.*

The sensitivities in the previous table are hypothetical and should be viewed with caution. As the amounts indicate, changes in fair value based on variations in assumptions are not subject to simple extrapolation, as the relationship of the change in the assumption to the change in the fair value may not be linear. In addition, the effect of a variation in one assumption is in reality likely to cause changes in other assumptions, which could potentially magnify or counteract the sensitivities.

Allowance for Loan Losses

The allowance for loan losses represents our estimate of the losses that are inherent in the loan and lease portfolios. The determination of the appropriate level of the allowance is based on periodic evaluations of the portfolios along with other relevant factors. These evaluations are inherently subjective and require us to make numerous assumptions, estimates and judgments.

In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. For commercial loans, we use historical loss experience factors by loan segment, adjusted for changes in trends and conditions, to help determine an indicated allowance for each segment. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. The other considerations used in our analysis include volumes and trends of delinquencies and defaults, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans and expected losses on loans secured by real estate. In addition, new products and policies, current and projected economic conditions and trends, concentrations of credit risk, and the experience and abilities of lending personnel are also taken into consideration.

In addition to the segment evaluations, all commercial loans are subject to individual reviews to determine if specific allowances may be necessary. A specific allowance is established for a loan when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment. Specific reserves can also be established for loans that the Company has identified as being impaired in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.*

For consumer loans, we use a forecasting model based on internally generated portfolio delinquencies that employs "roll rates" to calculate losses. "Roll rates" are the rates at which accounts migrate from one delinquency level to the next higher level. Using average roll rates for the most recent twelve-month period and comparing projected losses to actual loss experience, the model estimates the expected losses in dollars for the forecasted period. By refreshing it with updated data, the model is able to project losses for a new twelve-month period each month, segmenting the portfolio into nine product groupings with similar risk profiles.

As a final step to the evaluation process, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate the imprecision inherent in most estimates of expected credit losses. This review of the allowance includes our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and excessive concentration risks.

There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require us to make qualitative judgments. Although we believe that our processes for determining an appropriate level for the allowance adequately address all of the components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact Zions' results of operations in future periods. As an example, if $250 million of nonclassified loans were to migrate to special mention, substandard and doubtful in the same proportion as the existing portfolio, the amount of the allowance for loan losses at December 31, 2004 would increase by approximately $18 million. In addition, since the allowance for loan losses is assigned to the Company's business segments that have loan portfolios, any earnings impact resulting from actual results differing from our estimates would have the largest impact on those segments with the largest loan portfolios, namely Zions First National Bank and California Bank & Trust. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in the level of the criticized and classified loans may have on the allowance estimation process. We believe that given the procedures that we follow in determining the potential losses in the loan portfolio, the various components used in the current estimation processes are appropriate.

Nonmarketable Equity Securities

The Company either directly, through its banking subsidiaries or through its Small Business Investment Companies ("SBIC"), owns investments in venture capital securities that are not publicly traded. Since these nonmarketable venture capital securities have no readily ascertainable fair values, they are reported at amounts that we have estimated to be their fair values. In estimating the fair value of each investment, we must apply judgment using certain assumptions. Initially, we believe that an investment's cost is the best indication of its fair value, provided that there have been no significant positive or negative developments subsequent to its acquisition that indicate the necessity of an adjustment to a fair value estimate. If and when such an event takes place, we adjust the investment's cost by an amount that we believe reflects the nature of the event. In addition, any minority interests in the Company's SBICs reduce its share of any gains or losses incurred on these investments.

As of December 31, 2004, the Company's total investment in nonmarketable equity securities was $100.2 million, of which its equity exposure to investments held by the SBICs, net of related minority interest of $23.5 million and Small Business Administration debt of $7 million, was $39.4 million. In addition, exposure to non-SBIC equity investments was $30.3 million.

The values that we have assigned to these securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized on these securities. Although we believe that our estimates reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company's management team, and other industry, economic and market factors may not necessarily be reflective of those assumptions if an active market existed for these investments. If there had been an active market for these securities, the carrying value may have been significantly different from the amounts reported. In addition, since ZFNB is the principal business segment holding these investments, it would experience the largest impact of any changes in the fair values of these securities.

Accounting for Goodwill

Goodwill arises from business acquisitions and represents the value attributable to the unidentifiable intangible elements in our acquired businesses. Goodwill is initially recorded at fair value and is subsequently evaluated at least annually for impairment in accordance with SFAS No. 142. The Company performs this annual test as of October 1 of each year. Evaluations are also performed on a more frequent basis if events or circumstances indicate that an impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

The first step in this evaluation process is to determine if a potential impairment exists in any of the Company's reporting units and, if required from the results of this step, a second step measures the amount of any impairment loss. The computations required by steps 1 and 2 call for us to make a number of estimates and assumptions. In completing step 1, we determine the fair value of the reporting unit that is being evaluated. In determining the fair value, we generally calculate value using a combination of up to three separate methods: comparable publicly traded banks in the Western states; comparable bank acquisitions in the Western states; and, the discounted present value of management's estimates of future cash or income flows. Critical assumptions that are used as part of these calculations include:

- selection of comparable publicly traded companies, based on location, size and business composition;
- selection of comparable bank acquisition transactions, based on location, size, business composition and date of the transaction;
- the discount rate applied to future earnings, based on an estimate of the cost of capital;
- the potential future earnings of the reporting unit;
- the relative weight given to the valuations derived by the three methods described.

If step 1 indicates a potential impairment of a reporting unit, step 2 requires us to estimate the "implied fair value" of the reporting unit. This process estimates the fair value of the unit's individual assets and liabilities in the same manner as if a purchase of the reporting unit were taking place. To do this we must determine the fair value of the assets, liabilities and identifiable intangible assets of the reporting unit based upon the best available information. If the value of goodwill calculated in step 2 is less that the carrying amount of goodwill for the reporting unit, an impairment is indicated and the carrying value of goodwill is written down to the calculated value.

Since estimates are an integral part of the impairment computations, changes in these estimates could have a significant impact on any calculated impairment amount. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, changes in discount rates, changes in stock and mergers and acquisitions market values and changes in industry or market sector conditions.

During the third quarter of 2004, we made the decision to reorganize the operations at Zions Bank International Ltd. ("ZBI"). The decision was a result of disappointing performance at ZBI and resulted in discontinuing ZBI's Euro-denominated bond trading operations and downsizing the U.S. dollar-denominated bond trading operations. As a result of this reorganization, we performed an evaluation of the $1.2 million of goodwill associated with ZBI in accordance with the requirements of SFAS 142. To calculate the fair value of ZBI, we identified the net operating income from its reorganized activities and projected this income stream into the future. We then computed the present value of this income stream using Zions' minimum required rate of return on investments. Our computations determined that there was a potential impairment associated with this goodwill. After performing step 2 of the impairment evaluation process, we determined that an impairment in the amount of $0.6 million was indicated, which was recorded in the third quarter.

During the fourth quarter of 2004, we performed our annual goodwill impairment evaluation for the entire organization, effective October 1, 2004. Step 1 was performed by using both market value and transaction value approaches for all reporting units and, in certain cases, the discounted cash flow approach was also used. In the market value approach, we identified a group of publicly traded banks that are similar in size and location to Zions' subsidiary banks and then used valuation multiples developed from the group to apply to our subsidiary banks. In the transaction value approach, we reviewed the purchase price paid in recent mergers and acquisitions of banks similar in size to Zions' subsidiary banks. From these purchase prices we developed a set of valuation multiples, which we applied to our subsidiary banks. In instances where the discounted cash flow approach was used, we discounted projected cash flows to their present value to arrive at our estimate of fair value.

Upon completion of step 1 of the evaluation process, we concluded that no potential impairment existed for any of the Company's reporting units. In reaching this conclusion, we determined that the fair values of goodwill exceeded the recorded values of goodwill. Since this evaluation process required us to make estimates and assumptions with regard to the fair value of the Company's reporting units, actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Company's results of operations and the business segments where the goodwill is recorded. However, had our estimated fair values been 10% lower, there would still have been no indication of impairment for any of our reporting units.

Accounting for Derivatives

Our interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on the Company's net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to the Company's interest income and expense, to modify the duration of specific assets and liabilities, and to manage the Company's exposure to interest rate movements. In addition, beginning in the first half of 2004, the Company initiated a program to provide derivative financial instruments to certain customers, acting as an intermediary in the transaction. All of these customer derivatives, however, are immediately hedged upon issuance such that the Company has no net interest rate risk exposure resulting from the transaction.

All derivative instruments are carried on the balance sheet at fair value. As of December 31, 2004, the recorded amounts of derivative assets and liabilities were $55.3 million and $16.6 million, respectively. Since there are no market value quotes for the specific derivative instruments that the Company holds, we must estimate their fair values. Generally this estimate is made by an independent third party using a standardized methodology that nets the discounted future cash receipts and cash payments. These future net cash flows, however, are susceptible to change due primarily to fluctuations in interest rates. As a result, the estimated values of these derivatives will typically change over time as cash is received and paid and also as market conditions change. As these changes take place, they may have a positive or negative impact on our estimated valuations. However, based on the nature and limited purposes of the derivatives that the Company employs, fluctuations in interest rates have only a modest effect on its results of operations.

In addition to making the valuation estimates, we also face the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, may not qualify in the future as "highly effective", as defined by the Statement. Further, new interpretations and guidance related to SFAS 133 continue to be issued and we cannot predict the possible impact that they will have on our use of derivative instruments in the future.

Pension Accounting

As explained in detail in Note 20 of the Notes to Consolidated Financial Statements, we have a noncontributory defined benefit pension plan that is available to employees who have met specific eligibility requirements. Also as explained in the Note, as of January 1, 2003, no new employees are eligible to participate in the plan and future benefit accruals granted by the plan have been significantly reduced.

In accounting for the plan, we must determine the obligation associated with the plan benefits and compare that with the assets that the plan owns. This requires us to incorporate numerous assumptions, including the expected rate of return on plan assets, the projected rate of increase of the salaries of the eligible employees and the discount rates to use in estimating the fair value of the net periodic benefit cost. The expected rate of return on plan assets is intended to approximate the long-term rate of return that we anticipate receiving on the plan's investments, considering the mix of the assets that the plan holds as investments, the expected return of those underlying investments, the diversification of those investments and the re-balancing strategy employed. The projected rate of salary increases is management's estimate of future pay increases that the remaining eligible employees will receive until their retirement. The discount rate reflects the yields available on long-term, high-quality fixed-income debt instruments with cash flows similar to the obligations of the plan, reset annually on the measurement date, which is December 31 of each year.

The annual pension expense is sensitive to the expected rate of return on plan assets. For example, for the year 2004 the expected rate of return on plan assets was 8.60%. For each 25 basis point change in this rate, the Company's pension expense would change by approximately $300,000. In applying the expected rate of return on plan assets to our pension accounting, we base our calculations on the fair value of plan assets, using an arithmetic method to calculate the expected return on the plan assets.

The annual pension expense is also sensitive to the discount rate employed. For example, the discount rate used in the 2004 pension expense calculation was 6.25%. If this rate were 25 basis points lower, the pension expense would increase by approximately $260,000. If the rate were 25 basis points higher, the pension expense would decrease by approximately $250,000.

In estimating the annual pension expense associated with the defined benefit plan, we must make a number of assumptions and estimates based upon our judgment and also on information that we receive from an independent actuary. These assumptions and estimates are closely monitored and are reviewed at least annually for any adjustments that may be required. Under U.S. generally accepted accounting principles, any differences that arise between these estimates and actual experience are amortized on the minimum basis as prescribed by SFAS No. 87, *Employer's Accounting for Pensions.* We expect that the balance of unrecognized net actuarial losses as of December 31, 2004 will decrease over time, through a combination of gradual recognition through required amortization and future actuarial gains as discount rates return to higher levels and the long-term rate of return on pension assets of 8.60% is realized over time.

RESULTS OF OPERATIONS

Net Interest Income, Margin and Interest Rate Spreads

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. On a taxable-equivalent basis, net interest income for 2004 was up 6.9% from 2003, which was up 5.9% from 2002. The increase in taxable-equivalent net interest income for both years was driven primarily by growth in average earning assets of 10.3% in 2004 and 8.4% in 2003, partially offset by the effects of declining net interest margin. The incremental tax rate used for calculating all taxable-equivalent adjustments was 35% for all years discussed and presented.

Taxable-equivalent net interest income is the largest component of Zions' revenue. For the year 2004, it was 74.1% of our taxable-equivalent revenues, compared to 69.5% for 2003 and 73.7% in 2002. The increase for 2004 was caused by a combination of a 6.9% increase in taxable-equivalent net interest income and a 14.7% decline in noninterest income. The lower percentage in 2003 was primarily caused by the previously discussed gain on the sale of ICAP, which increased noninterest income disproportionately in relation to total taxable-equivalent revenues. By its nature, net interest income is especially vulnerable to changes in the mix and amounts of interest-earning assets and interest-bearing liabilities. In addition, changes in the interest rates and yields associated with these assets and liabilities significantly impact net interest income. See "Interest Rate and Market Risk Management" on page 69 for a complete discussion of how we manage the portfolios of interest-earning assets and interest-bearing liabilities.

A gauge that we consistently use to measure the Company's success in managing its interest-earning assets and interest-bearing liabilities is the level of the net interest margin. The net interest margin was 4.32% in 2004 compared with 4.45% in 2003 and 4.56% in 2002. The lower margin for 2004 reflects the effects of the low interest rate environment that challenged many financial institutions. The loan portfolio experienced the largest rate decline in 2004, dropping 24 basis points, as higher rate fixed-interest loans were replaced by new lower-yielding loans. In addition, the average rate paid on borrowed funds increased 22 basis points primarily as a result of increased long-term debt. This increase was partially offset by a decline in the average rate paid on deposits. The lower margin for 2003 was principally the result of the declining interest rate environment that continued from 2002. In 2003, the loan portfolio experienced the largest rate decline, primarily as a result of the maturity and pre-payment of higher rate fixed-interest loans, which were replaced by new lower-yielding loans. In the fourth quarter of 2004, the Company experienced a net interest margin of 4.49%. We believe that this level of margin may not be sustainable into the first quarter of 2005. However, we expect that the annual margin for 2005 will be higher than the annual margin for 2004.

Schedule 1 summarizes the average balances, the amount of interest earned or incurred and the applicable yields for interest-earning assets and the costs of interest-bearing liabilities that generate taxable-equivalent net interest income.

Schedule 1

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

AVERAGE BALANCE SHEETS, YIELDS AND RATES

(Amounts in millions)	2004 Average balance	2004 Amount of interest[1]	2004 Average rate	2003 Average balance	2003 Amount of interest[1]	2003 Average rate
ASSETS:						
Money market investments	$ 1,463	16.4	1.12%	$ 1,343	13.0	0.97%
Securities:						
Held to maturity	500	34.3	6.86	-	-	
Available for sale	3,968	174.5	4.40	3,736	171.5	4.59
Trading account	732	29.6	4.04	711	24.7	3.47
Total securities	5,200	238.4	4.59	4,447	196.2	4.41
Loans:						
Loans held for sale	159	5.1	3.16	220	8.3	3.77
Net loans and leases[2]	20,887	1,266.5	6.06	19,105	1,204.8	6.31
Total loans and leases	21,046	1,271.6	6.04	19,325	1,213.1	6.28
Total interest-earning assets	27,709	1,526.4	5.51	25,115	1,422.3	5.66
Cash and due from banks	1,026			953		
Allowance for loan losses	(272)			(282)		
Goodwill	648			711		
Core deposit and other intangibles	65			77		
Other assets	1,760			1,630		
Total assets	$ 30,936			$ 28,204		
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ 3,337	20.6	0.62	$ 2,984	19.1	0.64
Money market super NOW	9,480	100.6	1.06	8,890	92.5	1.04
Time under $100,000	1,436	27.5	1.92	1,644	36.9	2.25
Time $100,000 and over	1,244	29.2	2.35	1,290	33.3	2.58
Foreign	338	4.4	1.30	186	1.7	0.89
Total interest-bearing deposits	15,835	182.3	1.15	14,994	183.5	1.22
Borrowed funds:						
Securities sold, not yet purchased	625	24.2	3.86	538	20.4	3.80
Federal funds purchased and security repurchase agreements	2,682	32.2	1.20	2,605	25.5	0.98
Commercial paper	201	3.0	1.51	215	3.0	1.41
FHLB advances and other borrowings:						
One year or less	252	2.9	1.14	145	1.9	1.32
Over one year	230	11.7	5.08	237	12.3	5.19
Long-term debt	1,659	74.3	4.48	1,277	57.3	4.48
Total borrowed funds	5,649	148.3	2.62	5,017	120.4	2.40
Total interest-bearing liabilities	21,484	330.6	1.54	20,011	303.9	1.52
Noninterest-bearing deposits	6,269			5,259		
Other liabilities	501			444		
Total liabilities	28,254			25,714		
Minority interest	23			22		
Total shareholders' equity	2,659			2,468		
Total liabilities and shareholders' equity	$ 30,936			$ 28,204		
Spread on average interest-bearing funds			3.97%			4.14%
Taxable-equivalent net interest income and net yield on interest-earning assets		1,195.8	4.32%		1,118.4	4.45%

[1] *Taxable-equivalent rates used where applicable.*

[2] *Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.*

2002			2001			2000		
Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate
$ 1,199	18.6	1.55%	$ 924	34.9	3.78%	$ 1,061	67.4	6.35%
43	2.3	5.34	56	3.4	5.98	3,254	222.1	6.83
3,209	170.0	5.30	3,269	207.2	6.34	685	44.8	6.53
611	22.1	3.62	647	30.9	4.78	574	36.3	6.32
3,863	194.4	5.03	3,972	241.5	6.08	4,513	303.2	6.72
210	9.4	4.50	220	13.1	5.94	192	14.5	7.52
17,904	1,254.8	7.01	15,795	1,322.6	8.37	13,457	1,259.2	9.36
18,114	1,264.2	6.98	16,015	1,335.7	8.34	13,649	1,273.7	9.33
23,176	1,477.2	6.37	20,911	1,612.1	7.71	19,223	1,644.3	8.55
939			821			826		
(267)			(229)			(203)		
744			703			572		
98			101			76		
1,606			1,513			1,228		
$ 26,296			$ 23,820			$ 21,722		
$ 2,555	26.5	1.04	$ 2,060	32.3	1.57	$ 1,783	40.0	2.24
8,021	138.1	1.72	7,039	219.3	3.12	6,210	289.4	4.66
1,911	62.1	3.25	1,984	98.2	4.95	1,719	87.7	5.10
1,487	50.5	3.40	1,658	86.5	5.22	1,408	80.4	5.71
106	1.5	1.42	106	2.9	2.79	138	6.3	4.56
14,080	278.7	1.98	12,847	439.2	3.42	11,258	503.8	4.48
394	16.4	4.17	340	17.0	5.01	311	19.7	6.32
2,528	39.1	1.55	2,668	95.9	3.59	2,747	159.7	5.81
359	7.5	2.09	336	14.5	4.30	316	20.7	6.55
533	10.3	1.93	404	21.7	5.37	1,161	76.2	6.56
240	12.5	5.18	203	11.1	5.44	140	8.5	6.06
874	56.3	6.45	569	42.7	7.51	429	34.2	7.98
4,928	142.1	2.88	4,520	202.9	4.49	5,104	319.0	6.25
19,008	420.8	2.21	17,367	642.1	3.70	16,362	822.8	5.03
4,522			3,907			3,316		
404			385			329		
23,934			21,659			20,007		
21			30			40		
2,341			2,131			1,675		
$ 26,296			$ 23,820			$ 21,722		
		4.16%			4.01%			3.52%
	1,056.4	4.56%		970.0	4.64%		821.5	4.27%

Schedule 2 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years indicated. For purposes of calculating the yields in these schedules, the average loan balances also include the principal amounts of nonaccrual and restructured loans. However, interest received on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. In addition, interest on restructured loans is generally accrued at reduced rates.

Schedule 2

ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

	2004 over 2003			2003 over 2002		
	Changes due to			Changes due to		
(In millions)	Volume	Rate[1]	Total changes	Volume	Rate[1]	Total changes
INTEREST-EARNING ASSETS:						
Money market investments	**$ 1.3**	**2.1**	**3.4**	1.4	(7.0)	(5.6)
Securities:						
Held to maturity	**34.3**	**-**	**34.3**	(2.3)	-	(2.3)
Available for sale	**10.1**	**(7.1)**	**3.0**	24.2	(22.7)	1.5
Trading account	**0.7**	**4.2**	**4.9**	3.5	(0.9)	2.6
Total securities	**45.1**	**(2.9)**	**42.2**	25.4	(23.6)	1.8
Loans:						
Loans held for sale	**(1.9)**	**(1.3)**	**(3.2)**	0.4	(1.5)	(1.1)
Net loans and leases[2]	**108.8**	**(47.1)**	**61.7**	75.1	(125.1)	(50.0)
Total loans and leases	**106.9**	**(48.4)**	**58.5**	75.5	(126.6)	(51.1)
Total interest-earning assets	**$ 153.3**	**(49.2)**	**104.1**	102.3	(157.2)	(54.9)
INTEREST-BEARING LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	**$ 2.1**	**(0.6)**	**1.5**	2.8	(10.2)	(7.4)
Money market super NOW	**6.3**	**1.8**	**8.1**	9.1	(54.7)	(45.6)
Time under $100,000	**(4.0)**	**(5.4)**	**(9.4)**	(6.1)	(19.1)	(25.2)
Time $100,000 and over	**(1.1)**	**(3.0)**	**(4.1)**	(5.1)	(12.1)	(17.2)
Foreign	**1.7**	**1.0**	**2.7**	0.7	(0.5)	0.2
Total interest-bearing deposits	**5.0**	**(6.2)**	**(1.2)**	1.4	(96.6)	(95.2)
Borrowed funds:						
Securities sold, not yet purchased	**3.4**	**0.4**	**3.8**	5.5	(1.5)	4.0
Federal funds purchased and security repurchase agreements	**0.8**	**5.9**	**6.7**	0.7	(14.3)	(13.6)
Commercial paper	**(0.2)**	**0.2**	**-**	(2.1)	(2.4)	(4.5)
FHLB advances and other borrowings:						
One year or less	**1.2**	**(0.2)**	**1.0**	(5.1)	(3.3)	(8.4)
Over one year	**(0.3)**	**(0.3)**	**(0.6)**	(0.2)	-	(0.2)
Long-term debt	**17.1**	**(0.1)**	**17.0**	18.2	(17.2)	1.0
Total borrowed funds	**22.0**	**5.9**	**27.9**	17.0	(38.7)	(21.7)
Total interest-bearing liabilities	**$ 27.0**	**(0.3)**	**26.7**	18.4	(135.3)	(116.9)
Change in taxable-equivalent net interest income	**$ 126.3**	**(48.9)**	**77.4**	83.9	(21.9)	62.0

[1] *Taxable-equivalent income used where applicable.*

[2] *Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.*

In the analysis of interest changes due to volume and rate, changes due to the volume/rate variance are allocated to volume with the following exceptions: when volume and rate both increase, the variance is allocated proportionately to both volume and rate; when the rate increases and volume decreases, the variance is allocated to the rate.

Provisions for Credit Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level. The provision for unfunded lending commitments is used to maintain the allowance for unfunded lending commitments at an adequate level. In determining adequate levels of the allowances, we perform periodic evaluations of the Company's various portfolios, the levels of actual loan losses and statistical trends and other economic factors. See "Credit Risk Management" on page 61 for more information on how we determine the appropriate level for the allowances for loan and lease losses and unfunded lending commitments.

For the year 2004, the provision for loan losses was $44.1 million, compared to $69.9 million for 2003 and $71.9 million for 2002. The lower provision for 2004 reflects improvements in various factors used in determining the appropriate level of the allowance for loan losses, including decreased levels of nonperforming loans and leases. Including the provision for unfunded lending commitments, the total provision for credit losses was $44.5 million for 2004. For 2002 and 2003, the provision for unfunded lending commitments was included in the provision for loan losses. From period to period, the amounts of unfunded lending commitments may be subject to sizeable fluctuation due to changes in the timing and volume of loan originations and fundings. The related provision will generally reflect these fluctuations.

Noninterest Income

Noninterest income represents revenues that the Company earns for products and services that have no interest rate or yield associated with them. Noninterest income for 2004 comprised 25.9% of taxable equivalent revenues compared to 30.5% for 2003 and 26.3% in 2002. Schedule 3 presents a comparison of the major components of noninterest income for the past three years.

Schedule 3

NONINTEREST INCOME

(Amounts in millions)	2004	Percent change	2003	Percent change	2002
Service charges and fees on deposit accounts	**$ 131.7**	**1.5 %**	$ 129.8	9.1 %	$ 119.0
Loan sales and servicing income	**79.1**	**(11.4)**	89.3	21.7	73.4
Other service charges, commissions and fees	**90.9**	**7.3**	84.7	8.7	77.9
Trust and investment management income	**17.0**	**(19.4)**	21.1	14.1	18.5
Income from securities conduit	**35.2**	**19.7**	29.4	44.8	20.3
Dividends and other investment income	**31.8**	**11.6**	28.5	(19.7)	35.5
Market making, trading and nonhedge derivative income	**17.6**	**(40.1)**	29.4	(24.6)	39.0
Equity securities gains (losses), net	**(9.8)**	**(115.4)**	63.8	(352.2)	(25.3)
Fixed income securities gains, net	**2.5**	**-**	-	(100.0)	0.4
Other	**21.9**	**55.3**	14.1	(22.1)	18.1
Total	**$ 417.9**	**(14.7)%**	$ 490.1	30.1 %	$ 376.8

Noninterest income for 2004 decreased 14.7% when compared to 2003. The largest component of this decrease was in net equity securities gains, which was $63.8 million in 2003 compared with net losses of $9.8 million in 2004. As previously discussed, in 2003 we made the decision to sell the Company's holdings in several investments resulting in net gains of approximately $94.4 million. These gains were partially offset by $30.6 million in write-downs of venture capital and other investments. Compared to 2002, noninterest income increased $113.3 million or 30.1% in 2003, with the cause of the difference essentially the same as explained above.

The growth in service charges and fees on deposit accounts that we experienced in both 2003 and 2002 subsided in 2004. Deposit growth during the first half of 2004 continued at the 2003 pace, however, the growth slowed in the last half of the year. In addition, service charges and fees on deposit accounts declined in the fourth quarter of 2004 as a result of higher earnings credits on commercial deposit accounts as market interest rates rose. Strong core deposit growth fueled the growth in both 2003 and 2002.

Loan sales and servicing income includes revenues from securitizations of loans as well as from revenues that we earn through servicing loans that have been sold to third parties. For 2004, loan sales and servicing income declined 11.4% from the amount in 2003. The decline resulted from several factors including reduced residential mortgage originations, smaller gains on the sales of securitized loans when compared to the gain realized in 2003, higher levels of loan prepayments, and fewer loan sales in 2004. For 2003, loan sales and servicing income increased 21.4% compared with 2002. However, 2002 included a write-down of approximately $13.6 million on capitalized excess servicing related to an auto securitization nonhedge derivative transaction. The $13.6 million fair value of a swap entered into in this transaction was recorded as an asset and nonhedge derivative income was increased by this amount. The effects of this transaction constituted substantially all of the 21.4% increase from 2002 to 2003; however, the transaction had no effect on net income. See Note 5 of the Notes to Consolidated Financial Statements for additional information on the Company's securitization programs.

Other services charges, commissions and fees, which is comprised of investment, brokerage and fiscal agent fees, Automated Teller Machine ("ATM") fees, insurance commissions, bankcard merchant fees and other miscellaneous fees, increased 7.3% from 2003, which was up 8.7% from 2002. The increase in 2004 is largely the result of higher insurance commissions along with increased fees from the newly created customer swap business. The year 2003 was up compared to 2002 due to higher fees from increased ATM usage and higher insurance commissions, as well as growth in revenues from the Company's municipal finance operations.

Trust and investment management income for 2004 decreased 19.4% compared to 2003, which was up 14.1% compared to 2002. The decrease in 2004 reflects the sales of selected personal trust accounts in Arizona and the directed IRA businesses in early 2004. The increase in 2003 was primarily attributable to stock market increases, which resulted in higher asset values upon which trust fees are determined, coupled with increased sales activities.

Income from securities conduit represents fees that we receive from Lockhart Funding, LLC, ("Lockhart"), a QSPE securities conduit, in return for liquidity, an interest rate agreement and administrative services that Zions provides to the entity in accordance with a servicing agreement. The increases in income for both 2004 and 2003 resulted from increased investment holdings in Lockhart's securities portfolio, which created higher servicing fees. See "Liquidity Management" on page 74 and Note 5 of the Notes to Consolidated Financial Statements for further information regarding securitizations and Lockhart.

Dividends and other investment income consist of revenue from the Company's bank-owned life insurance program, dividends on securities holdings and equity in earnings from investments. Revenue from bank-owned life insurance programs was $18.5 million in 2004, $19.0 million in 2003 and $18.9 million in 2002. Revenues from investments include dividends on Federal Home Loan Bank ("FHLB") stock and equity earnings in unconsolidated affiliates and were $13.3 million in 2004, $9.5 million in 2003 and $16.6 million in 2002. The increase in 2004 reflects higher earnings from investments in unconsolidated companies. The decrease in 2003 was caused primarily by reduced holdings in FHLB stock and other investments, coupled with a lower dividend rate being paid on the FHLB stock.

Market making, trading and nonhedge derivative income consists of the following:

(Amounts in millions)	2004	Percent change	2003	Percent change	2002
Market making and trading income	**$ 17.1**	**(37.6)%**	$ 27.4	11.4 %	$ 24.6
Nonhedge derivative income	**0.5**	**(75.0)**	2.0	(86.1)	14.4
Total	**$ 17.6**		$ 29.4		$ 39.0

Trading revenue for 2004 declined from 2003 as a result of a lower volume of trades and a lower average margin for each trade entered into. The increase in 2003 relates to a higher volume of trades resulting from the Company's expansion of its odd-lot trading business that began prior to 2002 and continued through 2003. Nonhedge derivative losses included fair value decreases of $3.3 million in 2004, $2.3 million in 2003 and $3.1 million in 2002. In addition, nonhedge derivative income for 2002 includes the previously discussed $13.6 million nonhedge derivative transaction.

Net equity securities losses in 2004 includes a number of write-ups and write-downs of equity and venture capital investments. The largest single write-up was $8.3 million and the largest single write down was $5.9 million. As previously discussed, equity securities gains for 2003 included a $68.5 million gain on the sale of ICAP, $25.9 million in other equity securities gains and $30.6 million of investment write-downs. Net equity securities losses for 2002 included $28.7 million of write-downs of various venture capital investments and the Company's minority interest in an investment banking firm.

Noninterest Expense

Noninterest expense for 2004 increased 3.3% over 2003, which was 4.1% higher than in 2002. Included in noninterest expense for 2003 were debt extinguishment costs of $24.2 million, which were incurred when the Company repurchased $197.4 million of its debt. Schedule 4 summarizes the major components of noninterest expense and provides a comparison of the components over the past three years.

Schedule 4

NONINTEREST EXPENSE

(Amounts in millions)	2004	Percent change	2003	Percent change	2002
Salaries and employee benefits	**$ 531.3**	**8.1 %**	$ 491.6	2.8 %	$ 478.0
Occupancy, net	**73.7**	**3.8**	71.0	3.5	68.6
Furniture and equipment	**65.8**	**0.5**	65.5	3.3	63.4
Legal and professional services	**32.4**	**24.6**	26.0	2.4	25.4
Postage and supplies	**25.7**	**(0.4)**	25.8	(6.5)	27.6
Advertising	**19.7**	**8.2**	18.2	(11.7)	20.6
Debt extinguishment cost	**-**	**(100.0)**	24.2	-	-
Impairment losses on long-lived assets	**0.7**	**(74.1)**	2.7	(44.9)	4.9
Restructuring charges	**1.1**	**(42.1)**	1.9	(42.4)	3.3
Amortization of core deposit and other intangibles	**14.1**	**(0.7)**	14.2	6.0	13.4
Provision for unfunded lending commitments	**0.5**	**-**	-	-	-
Other	**158.3**	**3.6**	152.8	(0.6)	153.7
Total	**$ 923.3**	**3.3 %**	$ 893.9	4.1 %	$ 858.9

Actions taken by management to control expenses in the last three years included reorganizing unproductive operations, restructuring the e-commerce operations, closing unproductive branches, scaling back the indirect auto financing business, consolidating operations, and improving the procurement processes. As part of these cost reduction efforts, the Company incurred restructuring charges of $1.1 million in 2004, $1.9 million in 2003 and $3.3 million in 2002. In addition, the Company incurred impairment losses of $0.7 million in 2004, $2.7 million in 2003 and $4.9 million in 2002 in response to reorganizing unproductive operations, restructuring its e-commerce activities and exiting certain branches. See Note 14 of the Notes to Consolidated Financial Statements for additional information on these restructuring and impairment charges.

The Company's efficiency ratio was 57.22% for 2004 compared to 55.65% for 2003 and 63.40% for 2002. The efficiency ratio for 2003, however, was favorably impacted by large equity securities gains, which resulted in higher revenues relative to noninterest expense for that year.

Salary costs increased 9.9% over 2003, which was up only slightly from 2002. The increase in 2004 was primarily the result of increased incentive plan costs and additional staffing related to the build out of our wealth management business, the hiring in the third quarter of 2004 of an experienced commercial lending team of 39 professionals in Utah and Idaho and to other business expansion. We expect that salary costs in wealth management and the other businesses experiencing expansion may continue to increase somewhat in early 2005 as they become fully staffed. Employee benefits for 2004 were essentially unchanged from 2003 while 2003 experienced a 9.8% increase compared with 2002. This increase from 2002 was primarily a result of increased costs associated with the Company's retirement plans and higher employee health insurance costs. Salaries and employee benefits are shown in greater detail in the following table.

(Dollar amounts in millions)	2004	Percent change	2003	Percent change	2002	Percent change	2001	Percent change	2000
Salaries and bonuses	**$ 450.2**	**9.9 %**	$ 409.7	1.6 %	$ 403.4	10.1 %	$ 366.3	20.0 %	$ 305.2
Employee benefits:									
Employee health and insurance	**28.2**	**(1.7)**	28.7	8.3	26.5	22.7	21.6	46.9	14.7
Retirement	**22.6**	**(11.7)**	25.6	26.7	20.2	11.6	18.1	293.5	4.6
Payroll taxes and other	**30.3**	**9.8**	27.6	(1.1)	27.9	3.7	26.9	13.0	23.8
Total benefits	**81.1**	**(1.0)**	81.9	9.8	74.6	12.0	66.6	54.5	43.1
Total salaries and employee benefits	**$ 531.3**	**8.1 %**	$ 491.6	2.8 %	$ 478.0	10.4 %	$ 432.9	24.3 %	$ 348.3
FTEs (at December 31)	**8,026**	**1.6 %**	7,896	(2.2)%	8,073	(0.6)%	8,124	17.5 %	6,915

As noted in the previous table under FTEs (full-time equivalent employees), the Company's ongoing efforts to consolidate operations, exit unprofitable businesses and reduce costs have resulted in a slight reduction in staffing since year-end 2001. However, as discussed earlier, planned business expansion has resulted in an increase in FTEs compared with 2003. We expect that FTEs and, in turn, salaries and benefits will be higher in 2005 as our business expansion plans continue.

Legal and professional services increased 24.6% when compared to 2003, primarily as a result of additional consulting services associated with various ongoing projects relating to systems conversions and upgrades, including the completion of "Project Unify" at National Bank of Arizona. We expect that in light of projects that are currently planned, which include Project Unify for California Bank & Trust, legal and professional fees may be higher in 2005 than in 2004.

Other noninterest expense grew 3.6% over the amount in 2003, which was essentially unchanged from 2002. The growth resulted primarily from higher bankcard expenses due to increased activity, increased travel expense resulting from the Company's major systems projects, escalating fidelity insurance premiums and new business taxes in Nevada, all of which were partially offset by reduced operating losses.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, in December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. The statement is effective for public companies for interim or annual periods beginning after June 15, 2005. SFAS 123R utilizes a "modified grant-date" approach in which the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions. Generally, this approach is similar to that of SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income for all awards that vest based on their fair values.

While under existing guidance we have elected not to expense stock-based compensation, we have disclosed in the Company's financial statements the pro forma effect on net income as if our stock-based compensation had been expensed using a Black-Scholes model to value the options. Noninterest expense will increase in 2005 as a result of the adoption of the Statement.

Impairment Losses On Goodwill

During the third quarter of 2004, the Company made the decision to reorganize the operations at Zions Bank International Ltd. (formerly Van der Moolen UK Ltd.) as a result of disappointing operating performance. The decision resulted in terminating the Euro-denominated bond trading operations and downsizing the U.S. dollar-denominated bond trading operations. This reorganization also resulted in restructuring charges of $1.0 million, an impairment write-down of goodwill of $0.6 million and impairment of other intangibles of $0.2 million.

As previously discussed, in 2003 and early 2004 Vectra went through a restructuring that resulted in identifying and offering eleven of Vectra's branches for sale. The assets and liabilities from these branches were measured at their fair values based upon bids, letters of intent, and negotiations with potential buyers. The comparison of the fair values to the carrying values of these assets and liabilities resulted in an impairment loss on goodwill of $7.1 million, which we recorded in 2003.

During 2003, the Company also performed an impairment analysis on the remaining Vectra operations that were being retained. The analysis was performed in accordance with the valuation process specified in SFAS 142. Based on the results of the analysis, the Company recognized an additional impairment loss on goodwill of $68.5 million, which when added to the $7.1 million discussed above, totals $75.6 million and is separately disclosed in the consolidated statements of income.

Discontinued Operations

During 2002, we took a number of actions to revalue and restructure Zions' e-commerce activities in light of continued disappointing operating results and a difficult market environment. We determined that our plan to restructure and offer all or part of these e-commerce subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

We sold the first e-commerce subsidiary, Phaos Technology Corp., in 2002 and recognized a $5.3 million income tax benefit as a result of the sale. The remaining e-commerce subsidiary that we had identified to sell, Lexign, Inc., was sold in the third quarter of 2003 resulting in a pretax loss of $2.4 million and completing our restructuring plan.

The loss on discontinued operations decreased in 2003 to $1.8 million from $28.5 million in 2002, as the restructuring was completed. See Note 14 of the Notes to Consolidated Financial Statements for additional information regarding the discontinued operations and the related impairment losses that the Company has recognized.

Foreign Operations

ZFNB operates a foreign branch in Grand Cayman, Grand Cayman Islands, B.W.I. The branch only accepts deposits from qualified customers. While deposits in this branch are not subject to Federal Reserve Board reserve requirements or Federal Deposit Insurance Corporation insurance requirements, there are no federal or state income tax benefits to the Company or any customers as a result of these operations.

Foreign deposits at December 31, 2004, 2003 and 2002 totaled $439 million, $235 million and $191 million, respectively, and averaged $338 million for 2004, $186 million for 2003, and $106 million for 2002. See Schedule 7 on page 58 for foreign loans outstanding.

In addition to the Grand Cayman branch, ZFNB, through its wholly-owned subsidiary ZBI, opened an office in the United Kingdom that provides sales support for its U.S. Dollar trading operations.

Income Taxes

The Company's income tax expense on continuing operations for 2004 was $220.1 million compared to $213.8 million for 2003 and $167.7 million for 2002. The Company's effective income tax rate was 35.3% in 2004, 39.1% in 2003 and 34.9% in 2002. The higher effective tax rate for 2003 was primarily the result of higher taxable income resulting from nondeductible expenses, including goodwill impairment. See Note 15 of the Notes to Consolidated Financial Statements for more information on income taxes.

During the third quarter of 2004, the Company signed an agreement that confirmed and implemented its award of a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund set up by the U.S. Government. Under the program, Zions will invest $100 million in a wholly-owned subsidiary, which will make qualifying loans and investments. In return, Zions will receive Federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. Zions invested $60 million in its subsidiary in 2004 and reduced income tax expense for the year by $3 million. We currently estimate that on an ongoing basis, this program will reduce quarterly tax expense by approximately $0.8 to $1.0 million in the first quarter of 2005 and by approximately $5 million for the full year 2005. We expect that we will be able to reduce the Company's Federal income tax payments by a total of $39 million over the life of this award, which is the years 2004 through 2011.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. Segments, other than the "Other" segment that are presented in the following discussion are based on geographical banking operations. The Other segment includes Zions Bancorporation ("the Parent"), certain e-commerce subsidiaries, other smaller nonbank operating units and eliminations of intercompany transactions.

Operating segment information is presented in the following discussion and in Note 22 of the Notes to Consolidated Financial Statements. The accounting policies of the individual segments are the same as those of the Company. The Company allocates centrally provided services to the business segments based upon estimated or actual usage of those services.

We also allocate income among participating banking subsidiaries to better match revenues from hedging strategies to the operating units that gave rise to the exposures being hedged. The initial hedge income allocation methodology began January 1, 2002. Interest rate swaps were recorded and managed by ZFNB for the benefit of other banking subsidiaries and hedge income was allocated to the other banking subsidiaries based on a transfer pricing methodology.

Beginning January 1, 2003 after discussions with management and bank regulators, the allocation methodology was changed. After that date, new interest rate swaps were recorded directly by the banking subsidiaries and the allocation methodology for remaining ZFNB swaps was changed to include a review of the banking subsidiary's earnings sensitivity to interest rate changes. These changes, along with interest rate increases that reduced the income derived from the allocated hedges, reduced the amount of ZFNB hedge income allocated to the other banking subsidiaries. For 2004, the amount of hedge income allocated from ZFNB was $15.4 million compared to $26.0 million in 2003 and $47.0 million in 2002. In the following tables presenting operating segment information, the hedge income allocated to participating banking subsidiaries and the hedge income recognized directly by these banking subsidiaries are presented as separate line items.

Zions First National Bank and Subsidiaries

ZFNB is headquartered in Salt Lake City, Utah and is primarily responsible for conducting the Company's operations in Utah and Idaho. ZFNB is the largest full-service commercial bank in Utah and the sixth largest in Idaho, as measured by deposits. Also included in ZFNB are the Capital Markets operations, which include Zions Investment Securities, Inc., Zions Bank International Ltd., fixed income trading, correspondent banking, public finance and variable rate mortgage lending activities, and investment advisory, liquidity and hedging services for Lockhart Funding.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 354.2**	331.1	308.3
Hedge income recorded directly at subsidiary	**18.7**	30.5	34.9
Allocated hedge income	**(15.4)**	(26.0)	(47.0)
Net interest income	**357.5**	335.6	296.2
Noninterest income	**252.2**	233.8	199.7
Total revenue	**609.7**	569.4	495.9
Provision for loan losses	**24.7**	46.3	41.3
Noninterest expense	**350.4**	318.3	310.1
Impairment loss on goodwill	**0.6**	-	-
Income from continuing operations before income taxes and minority interest	**234.0**	204.8	144.5
Income tax expense	**77.6**	65.0	42.4
Minority interest	**(0.3)**	(0.5)	(1.2)
Net income	**$ 156.7**	140.3	103.3
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 11,880**	10,598	10,530
Net loans and leases	**7,876**	6,888	6,714
Allowance for loan losses	**99**	98	96
Goodwill, core deposit and other intangibles	**30**	30	30
Noninterest-bearing demand deposits	**1,606**	1,272	1,178
Total deposits	**8,192**	7,104	7,116
Common equity	**756**	725	682

Net income for ZFNB increased 12% to $156.7 million for 2004 compared to $140.3 million for 2003 and $103.3 million in 2002. Results for 2004 include the newly-formed Wealth Management group, which had a net loss of $3.9 million. Results for 2004 also include allocated interest expense from hedges of $15.4 million compared with $26.0 million in 2003 and $47.0 million for 2002 that is recorded as a reduction of net interest income under the previously discussed allocation program initiated by the Company in 2002.

Noninterest income increased 8% to $252.2 million compared to $233.8 million for 2003 and $199.7 million for 2002. Increases in noninterest income for 2004 were primarily the result of a reduction in losses on equity securities compared to 2003, along with increased income from other investments. Noninterest income for 2002 included $23.7

million in equity investment losses compared to losses of $13.7 million in 2003. Income generated from providing services to Lockhart Funding was $35.2 million in 2004 up from $29.4 million in 2003 and $20.3 million in 2002. Noninterest income for 2004 also includes a pre tax loss of $5.0 million related to the fixed income trading operation of Zions Bank International Ltd. (including restructuring costs noted below) and a decrease of $10.6 million in revenues due to the reduction in spread on trading activities.

Noninterest expense for 2004 increased 10% compared to 2003, primarily as a result of higher salaries and benefits and to a lesser extent, higher bankcard expenses resulting from increased customer usage. Noninterest expense for 2003 was essentially the same as 2002. During 2002, ZFNB completed the sale of an e-commerce subsidiary, Digital Signature Trust, in exchange for an ownership interest in Identrus, LLC. After-tax losses from ZFNB's investment in these companies were $2.2 million in 2004, $6.0 million in 2003 and $6.1 million in 2002.

The economy improved in ZFNB's primary markets during 2004 as it experienced growth during the year in loans and deposits. This growth came primarily from the bank's core business, but also came from certain other operations where market opportunities existed. During late 2003, ZFNB began to see an increase in loan demand and was able to expand its residential and small commercial construction lending. This continued into 2004 and ZFNB is now experiencing encouraging results from this expansion. ZFNB also continues to see favorable loan demand in Idaho, especially in southeastern Idaho. On-balance-sheet loan growth for ZFNB was 14% for 2004 compared with 2003 with loans increasing by $988 million.

Deposits at year-end 2004 increased 15% from 2003 or $1.1 billion. In addition, the mix of deposits improved with noninterest-bearing demand deposits increasing 26% or $334 million. Deposits included $960 million of certificates of deposit from California Bank & Trust at December 31, 2004, 2003 and 2002.

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**1.29%**	1.24%	0.99%
Return on average common equity	**21.24%**	19.99%	15.56%
Efficiency ratio	**56.46%**	54.62%	61.00%
Net interest margin	**3.33%**	3.38%	3.27%
OTHER INFORMATION			
Full-time equivalent employees	**2,563**	2,379	2,333
Domestic offices:			
Traditional branches	**102**	100	103
Banking centers in grocery stores	**31**	48	46
Foreign offices	**2**	1	1
Total offices	**135**	149	150
ATMs	**183**	206	208

Nonperforming assets for ZFNB decreased to $21.6 million compared with $33.3 million at December 31, 2003. Accruing loans past due 90 days or more decreased to $9.8 million compared to $15.8 million at year-end 2003. Net loan and lease charge-offs for 2004 were $24.4 million compared with $40.5 million for 2003. For 2004, ZFNB's loan loss provision was $24.7 million compared with $46.3 million for 2003 and $41.3 million for 2002.

In April 2004, ZFNB purchased the odd-lot fixed income trading operations of Van der Moolen UK Ltd. Upon completion of the purchase, Van der Moolen UK Ltd.'s name was changed to ZBI. In July of 2004, the Euro-denominated trading activity of ZBI was terminated and the US dollar-denominated bond trading activity was downsized. As a result of the reorganization, $1.6 million was expensed in goodwill impairment and restructuring costs. It is estimated that an additional $0.3 million will be incurred in 2005 in connection with this reorganization.

During 2004, Zions Investment Securities, Inc. introduced its new "Zions Direct" online trading platform. Through Zions Direct, retail customers can execute online stock and bond trades for $10.95 per trade. Zions Direct customers also have access to more than 9,000 mutual funds and the ability to search one of the largest inventories of bonds though "Bonds for Less." Zions Direct *(www.zionsdirect.com)* provides convenient access, free education and real-time information for executing trades, monitoring portfolios and conducting research.

In 2000, ZFNB acquired a 24.5% interest in an investment banking company serving primarily smaller and middle market companies in the West. The strategic intent was to allow the Company and the investment banking company to provide a more complete array of financial products and services to customers through cross-referrals. While a number of mutually-beneficial referrals continue to occur, the overall market for investment banking products and services declined markedly in 2002. As a result, the investment banking company experienced a substantial decline in revenue and incurred significant operating losses. In the third quarter of 2002, the Company took an impairment charge on its investment in the investment banking company to reflect the decline in value attributable to its poor operating results. In 2003, this investment banking company returned to profitability, which has continued in 2004.

During 2004, ZFNB ranked as Utah's top SBA 7(a) lender for the eleventh consecutive year and ranked first in Idaho's Boise District for the third consecutive year. ZFNB also expanded its National Real Estate Group, which makes real estate-secured loans at low loan-to-value ratios to small businesses across the country. The Group funded nearly $1 billion in new loans in 2004. In 2004, ZFNB added a team of experienced commercial lenders in key areas throughout its market area and the bank is experiencing strong loan growth as a result of this expansion. In late 2004, ZFNB opened its first multicultural branch in Salt Lake City aimed principally at serving the area's growing Hispanic population.

California Bank & Trust

California Bank & Trust ("CB&T") is the eighth largest full-service commercial bank in California, operating ninety-one traditional branch offices and six loan production offices throughout the state. CB&T also has loan production offices in Arizona, Colorado, Florida, Georgia, Illinois, Missouri, Nevada, North Carolina, Oregon, Tennessee, and Washington, which originate SBA loans. CB&T manages its businesses primarily by a regional structure, allowing decision-making to remain as close as possible to the customer. These regions are located in or around the San Francisco Bay Area, Sacramento, Central Valley, Los Angeles, Orange County and San Diego. Functionally, the Retail and Small Business Group services personal and small business accounts, and the Corporate and Commercial Banking Group services the middle-market and commercial business accounts. A separate Real Estate Financing unit provides construction and commercial real estate lending services. In addition, CB&T offers SBA lending, corporate financial services, community development, international banking, government services and personal banking products and services.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 396.4**	381.1	377.9
Hedge income recorded directly at subsidiary	**13.8**	4.3	-
Allocated hedge income	**-**	-	-
Net interest income	**410.2**	385.4	377.9
Noninterest income	**77.5**	75.9	78.4
Total revenue	**487.7**	461.3	456.3
Provision for loan losses	**10.7**	12.1	17.0
Noninterest expense	**234.1**	227.0	238.2
Income before income taxes	**242.9**	222.2	201.1
Income tax expense	**97.1**	89.1	81.0
Net income	**$ 145.8**	133.1	120.1
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 10,186**	9,216	8,805
Net loans and leases	**7,132**	6,349	6,129
Allowance for loan losses	**86**	81	88
Goodwill, core deposit and other intangibles	**419**	426	434
Noninterest-bearing demand deposits	**2,652**	2,401	2,035
Total deposits	**8,329**	7,638	6,970
Common equity	**1,031**	956	978

Net income increased 10% to $145.8 million in 2004 compared with $133.1 million for 2003, and $120.1 million for 2002. Earning asset growth, interest rate management, credit management, and expense control were the primary contributors to the positive results of operations for 2004. Net interest income for 2004 increased $24.8 million or 6% to $410.2 million compared to $385.4 million for 2003 and $377.9 million for 2002. CB&T's net interest margin was 4.78%, 4.94% and 5.01% for 2004, 2003 and 2002, respectively. The margin declined modestly in 2004 due to the sustained low interest rate environment and the continued paydown of older, higher yielding loans.

CB&T continues to focus on managing operating efficiencies and costs. The efficiency ratio continues to improve each year, 47.9% for 2004, 49.1% for 2003 and 52.1% in 2002. Noninterest expense grew to $234.1 million, an increase of 3% over $227.0 million in 2003. This modest expense growth is a result of strong controls over staffing levels. Full-time equivalent staff declined to 1,722 in December, 2004 from 1,738 in December, 2003.

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**1.51%**	1.51%	1.40%
Return on average common equity	**14.52%**	13.52%	11.69%
Efficiency ratio	**47.93%**	49.12%	52.12%
Net interest margin	**4.78%**	4.94%	5.01%
OTHER INFORMATION			
Full-time equivalent employees	**1,722**	1,738	1,846
Domestic offices:			
Traditional branches	**91**	91	91
ATMs	**107**	108	108

Net loans grew by $783 million or 12% in 2004 compared to 2003. A significant increase in loan demand was experienced in the last half of 2004. Demand grew in the consumer, commercial, small business and commercial real estate lending areas.

Total deposits grew by $691 million or 9% in 2004 compared to 2003. The ratio of noninterest-bearing deposits to total deposits has improved since 2003. The ratio for the first quarter 2003 was 28.91% and the fourth quarter 2004 was 31.84%.

Nonperforming assets were $29.3 million at December 31, 2004 compared to $34.3 million one year ago. The level of nonperforming assets to net loans and other real estate owned at December 31, 2004 was 0.41% compared to 0.54% at December 31, 2003. Net loan and lease charge-offs were $6.1 million for 2004 compared with $14.4 million for 2003. CB&T's loan loss provision was $10.7 million for 2004 compared to $12.1 million for 2003, and $17.0 million for 2002. The reduced provision reflects the improved credit quality of the loan portfolio. The ratio of the allowance for loan losses to nonperforming loans improved to 350.1% at year-end 2004 compared to 269.3% at year-end 2003.

Nevada State Bank

Nevada State Bank ("NSB") is headquartered in Las Vegas, Nevada and is the fourth largest full-service commercial bank in the state. The Nevada marketplace has become increasingly dynamic with all key business sectors strong in Southern Nevada and strengthening in Northern Nevada. As a result, competition among financial institutions within the Nevada marketplace has intensified as product and market share expansion increased. However, opportunities for continued franchise expansion remain favorable with a 16% population growth projected over the next five years, including sizeable growth in the retirement age population segment.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 140.2**	122.6	115.0
Hedge income recorded directly at subsidiary	**1.7**	0.6	-
Allocated hedge income	**1.5**	2.6	9.9
Net interest income	**143.4**	125.8	124.9
Noninterest income	**31.6**	31.7	28.1
Total revenue	**175.0**	157.5	153.0
Provision for loan losses	**3.4**	5.6	4.7
Noninterest expense	**96.4**	86.9	81.9
Income before income taxes	**75.2**	65.0	66.4
Income tax expense	**25.8**	22.1	22.6
Net income	**$ 49.4**	42.9	43.8
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 3,339**	2,958	2,683
Net loans and leases	**2,549**	2,162	1,850
Allowance for loan losses	**29**	28	25
Goodwill, core deposit and other intangibles	**22**	23	23
Noninterest-bearing demand deposits	**1,032**	807	653
Total deposits	**2,951**	2,555	2,349
Common equity	**220**	194	173

In 2004, NSB's net interest income increased 14% compared with 2003, which was up 1% from 2002. The Bank also experienced strong balance sheet growth, with total assets increasing 13% during the 2004 and 10% in 2003. The net interest margin increased slightly to 4.94% compared to 4.90% in 2003 and 5.35% in 2002. Noninterest income for 2004 of $31.6 million was essentially unchanged from 2003, which was up 13% from 2002.

Noninterest expense for 2004 increased 11% compared to 2003, which was up 6% compared to 2002. Franchise expansion, increased employee benefit costs and new state business taxes were major contributors to the growth in noninterest expense. NSB's efficiency ratio was 54.9% for 2004, 54.8% for 2003 and 53.1% for 2002. NSB will continue to focus on keeping operating costs under control.

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**1.55%**	1.52%	1.70%
Return on average common equity	**23.61%**	23.98%	26.68%
Efficiency ratio	**54.86%**	54.83%	53.13%
Net interest margin	**4.94%**	4.90%	5.35%
OTHER INFORMATION			
Full-time equivalent employees	**796**	752	750
Domestic offices:			
Traditional branches	**33**	31	30
Banking centers in grocery stores	**34**	35	33
Total offices	**67**	66	63
ATMs	**77**	88	87

Net loans and leases at year-end 2004 increased 18% from 2003. With strong demand for financing new and resale homes, NSB's Home Residential Loan product continued to create strong consumer loan growth during the year. NSB also experienced positive trends in the quality of its loan portfolio. Nonperforming assets decreased to $1.0 million at December 31, 2004 from $1.4 million at December 31, 2003, including a liquidation of all other real estate owned. In addition, nonperforming assets were 0.04% of net loans and leases and other real estate owned at year-end 2004, compared to 0.07% at the end of 2003. NSB's loan loss provision was $3.4 million in 2004 compared with $5.6 million for 2003 and $4.7 million in 2002. Net loan and lease charge-offs totaled $2.4 million in 2004 or 0.10% of average loans and leases, compared to $2.2 million or 0.11% in 2003.

Total deposits at year-end 2004 increased 15% to $3.0 billion from $2.6 billion at December 31, 2003. Demand deposits also increased 28% over year-end 2003.

National Bank of Arizona

National Bank of Arizona ("NBA") is the fourth largest full-service commercial bank in Arizona and is responsible for the Company's Arizona operations. Arizona has continued to outpace the national economy during 2004. Housing, as defined in terms of new housing permits, is a key lending component for NBA and continues to exceed national trends. This directly ties to the population growth that Arizona experienced in 2004 with a total population of nearly six million people. Employment growth has also been strong in 2004, with the heaviest concentration in construction, retail and the service trades. The strength of the local economy, coupled with consistency in its lending practices, resulted in the most successful fiscal year for NBA in its short twenty-year history, and the economic outlook for the state remains positive for 2005.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 139.0**	119.2	105.9
Hedge income recorded directly at subsidiary	**0.6**	2.6	-
Allocated hedge income	**4.0**	6.7	10.1
Net interest income	**143.6**	128.5	116.0
Noninterest income	**21.6**	21.4	19.1
Total revenue	**165.2**	149.9	135.1
Provision for loan losses	**4.0**	0.2	2.0
Noninterest expense	**86.1**	79.8	69.0
Income before income taxes	**75.1**	69.9	64.1
Income tax expense	**29.7**	27.7	25.5
Net income	**$ 45.4**	42.2	38.6
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 3,592**	3,067	2,925
Net loans and leases	**3,129**	2,381	1,979
Allowance for loan losses	**33**	30	32
Goodwill, core deposit and other intangibles	**70**	72	74
Noninterest-bearing demand deposits	**930**	773	721
Total deposits	**3,046**	2,539	2,487
Common equity	**264**	241	233

NBA's net income increased by 8% to $45.4 million compared to 2003, which was up 9% from 2002. Net interest income grew to $143.6 million, or an increase of 12% compared to 2003, which was up 11% from 2002. The increase for both years reflects the growth in the loan portfolio, along with relatively stable net interest margins over the past three years.

Noninterest income also increased to $21.6 million or a 1% increase compared to 2003 and included the sale of NBA's trust company and certain related assets for a gain of approximately $2.8 million, of which $1.3 million was from a sale with a Zions' affiliate. Noninterest income for 2002 was $19.1 million.

Noninterest expense increased by 8% compared to 2003, which was up 16% from 2002. Salaries and benefits was a leading component of the increase in 2004 with the opening of new offices, expansion of the residential real estate department and increases in employee benefits and other long-term compensatory plans. Systems conversions were the primary cause of the increase in 2003. NBA's efficiency ratio was 51.9% for the 2004, compared with 52.9% for 2003 and 50.8% for 2002. Earnings for 2004 include $4.0 million in allocated net interest income compared to $6.7 million in 2003 and $10.1 million in 2002.

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**1.40%**	1.46%	1.44%
Return on average common equity	**18.34%**	18.23%	17.96%
Efficiency ratio	**51.94%**	52.93%	50.84%
Net interest margin	**4.83%**	4.90%	4.75%
OTHER INFORMATION			
Full-time equivalent employees	**843**	831	833
Domestic offices:			
Traditional branches	**54**	54	53
ATMs	**53**	54	52

Net loans grew by $748 million or 31% in 2004 compared to 2003. Strong loan demand was experienced throughout 2004, with growth in most loan portfolio categories. Total deposits grew by $507 million, or 20% in 2004 compared to 2003.

Nonperforming assets increased during the year to $17.7 million; however, a substantial portion of this total is one loan totaling approximately $10 million, which is expected to return to a performing status during the first quarter of 2005. Net charge-offs for 2004 totaled $0.4 million compared to $1.2 million in 2003. The allowance for loan losses at the end of 2004 was $33.2 million, compared with $29.6 million at year-end 2003. The provision for loan losses increased by $3.8 million during 2004 due primarily to the loan growth that NBA experienced.

Vectra Bank Colorado

Vectra Bank Colorado ("Vectra") is headquartered in Denver, Colorado and is the fourth largest full-service commercial bank in Colorado in terms of deposits. It has operations primarily in Colorado with an office in Farmington, New Mexico. The financial performance of Vectra in 2004 reflected the continued sluggish economy in Colorado and also an increasingly competitive environment. Throughout most of 2004, Colorado's economy continued to lag the economic recovery being experienced both nationally and in other western states. Additionally, the banking environment in Colorado has become more competitive as both established and new market entrants move to expand their distribution systems. Much of this competitive pressure has been focused in the metropolitan Denver area.

In 2004, Vectra completed the restructuring started in 2003 and enhanced the management teams in many of its markets and lines of business. The restructuring has enabled Vectra to focus on providing services to small-and mid-sized companies and their employees and should position Vectra for future growth as it targets a less competitive banking market.

In late 2004, Colorado began showing improving economic trends such as gains in employment and reductions in the unemployment rate, which are expected to continue in 2005. Real estate activity is also improving as home appreciation rates are beginning to rise at levels closer to national averages. The improving economic outlook for the state should provide a strong base to support growth in 2005.

In connection with the above-discussed restructuring, Vectra completed the sale of two regional networks in 2004, which resulted in a reduction in loan balances of approximately $130 million and deposit balances of approximately $165 million. Vectra recorded a pretax gain on these transactions of $0.7 million in the third quarter of 2004.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 79.0**	84.4	88.8
Hedge income recorded directly at subsidiary	**5.8**	3.9	-
Allocated hedge income	**7.3**	12.3	21.9
Net interest income	**92.1**	100.6	110.7
Noninterest income	**29.6**	38.1	34.2
Total revenue	**121.7**	138.7	144.9
Provision for loan losses	**(0.7)**	5.9	5.0
Noninterest expense	**92.6**	100.5	100.1
Impairment loss on goodwill	**-**	75.6	-
Income (loss) before income taxes	**29.8**	(43.3)	39.8
Income tax expense	**10.6**	16.2	14.2
Net income (loss)	**$ 19.2**	(59.5)	25.6
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 2,319**	2,532	2,768
Net loans and leases	**1,465**	1,691	1,918
Allowance for loan losses	**20**	28	33
Goodwill, core deposit and other intangibles	**158**	174	252
Noninterest-bearing demand deposits	**486**	543	477
Total deposits	**1,577**	1,764	1,911
Common equity	**322**	375	441

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**0.80%**	(2.22)%	0.97%
Return on average common equity	**5.45%**	(13.93)%	5.81%
Efficiency ratio	**75.80%**	72.08 %	68.60%
Net interest margin	**4.51%**	4.49 %	5.07%
OTHER INFORMATION			
Full-time equivalent employees	**662**	825	912
Domestic offices:			
Traditional branches	**38**	48	54
Banking centers in grocery stores	**2**	4	4
Total offices	**40**	52	58
ATMs	**55**	97	133

Net income for Vectra was $19.2 million in 2004, up from a net loss of $59.5 million in 2003 and down from net income in 2002 of $25.6 million. Results for 2003 include a $75.6 million goodwill write-off associated with Vectra's restructuring. Earnings for 2004 also include $7.3 million of allocated net interest income compared with $12.3 million in 2003 and $21.9 million in 2002.

Vectra reduced noninterest expense by $7.9 million in 2004 or 8% when compared to 2003; however, Vectra's efficiency ratio increased from 72.1% in 2003 to 75.8% in 2004, due to continued pressures on revenues. Noninterest expense for 2003 was essentially unchanged from 2002 and the efficiency ratio in 2002 was 68.6%.

The impact of heavier competition, coupled with the sluggish economy, is evident in the declining loan balances in 2004. Net loans and leases decreased by 13% from year-end 2003 to $1.5 billion, which includes the impact of the previously discussed branch sales. Deposits decreased by 11% from year-end 2003 to $1.6 billion, which also includes the impact of the branch sales.

Vectra also benefited by improving credit quality as nonperforming assets declined to $13.4 million in 2004 from $16.8 million in 2003. Net loan and lease charge-offs for 2004 were $4.5 million compared with $9.4 million in 2003. Improving credit quality resulted in removing $0.7 million from the allowance for loan losses for 2004 compared with a $5.9 million provision for loan losses in 2003 and a $5.0 million provision for 2002.

The Commerce Bank of Washington

The Commerce Bank of Washington ("Commerce") consists of a single office operating in the Seattle, Washington area. Commerce's performance for 2004 has been encouraging in light of the slow economic recovery that the Puget Sound Region has experienced.

(In millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ 23.2**	19.2	19.5
Hedge income recorded directly at subsidiary	**1.6**	1.1	-
Allocated hedge income	**2.6**	4.4	5.1
Net interest income	**27.4**	24.7	24.6
Noninterest income	**2.2**	2.0	1.7
Total revenue	**29.6**	26.7	26.3
Provision for loan losses	**2.0**	0.8	1.1
Noninterest expense	**11.4**	11.2	10.3
Income before income taxes	**16.2**	14.7	14.9
Income tax expense	**4.9**	5.1	5.3
Net income	**$ 11.3**	9.6	9.6
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 726**	705	648
Net loans and leases	**379**	329	321
Allowance for loan losses	**4**	4	5
Goodwill, core deposit and other intangibles	**1**	-	-
Noninterest-bearing demand deposits	**125**	101	79
Total deposits	**417**	453	459
Common equity	**50**	52	45

	2004	2003	2002
PERFORMANCE RATIOS			
Return on average assets	**1.61%**	1.47%	1.72%
Return on average common equity	**22.89%**	19.70%	23.28%
Efficiency ratio	**37.31%**	42.00%	38.83%
Net interest margin	**4.18%**	3.97%	4.59%
OTHER INFORMATION			
Full-time equivalent employees	**57**	57	54
Domestic offices:			
Traditional branches	**1**	1	1
ATMs	-	-	-

Net income for Commerce was $11.3 million in 2004, an increase of 18% over the $9.6 million in 2003, which was unchanged from 2002. The earnings increase was a result of an increase in net interest income of 11%, while noninterest expenses were held to a 2% increase, improving the efficiency ratio to 37.3% from 42.0%. Net interest income for 2003 was essentially unchanged from 2002 with noninterest expense up 9% and the efficiency ratio for 2002 at 38.8%. Earnings include $2.6 million in 2004, $4.4 million in 2003 and $5.1 million in 2002 of allocated net interest income. Significant improvements in Commerce's performance for 2005 remain somewhat dependent upon the continued recovery in the local economy.

Commerce continued to grow with total assets at $726 million, up from $705 million in 2003, an increase of 3%. Net loans also increased to $379 million from $329 million in 2003, an increase of 15%. Total deposits were $417 million, down from $453 million in 2003.

Other

"Other" includes the Parent and other various nonbanking subsidiaries including certain e-commerce and other investment activities, along with the elimination of transactions between segments. The net loss for the Other segment was $21.8 million compared to net income of $29.2 million in 2003 and a net loss of $84.7 million for 2002. While noninterest expense declined notably in 2004 when compared to 2003, lower revenues compared to 2003 resulted in the loss for this segment. Earnings for 2003 included net equity and fixed income securities gains of $78.0 million and debt extinguishment costs of $24.2 million. The large loss for 2002 relates primarily to losses on discontinued e-commerce subsidiaries previously discussed and a $32.4 million charge for the cumulative effect adjustment related to goodwill impairment in the e-commerce subsidiaries. See Note 14 of the Notes to Consolidated Financial Statements for more information on the goodwill impairment.

(Amounts in millions)	2004	2003	2002
CONDENSED INCOME STATEMENT			
Net interest income excluding hedge income	**$ (1.8)**	(5.1)	(15.2)
Hedge income recorded directly in segment	**2.1**	-	-
Allocated hedge income	**-**	-	-
Net interest income	**0.3**	(5.1)	(15.2)
Noninterest income	**3.2**	87.2	15.6
Total revenue	**3.5**	82.1	0.4
Provision for loan losses	**-**	(1.0)	0.8
Noninterest expense	**52.3**	70.2	49.3
Income (loss) from continuing operations before income taxes and minority interest	**(48.8)**	12.9	(49.7)
Income tax benefit	**(25.6)**	(11.4)	(23.3)
Minority interest	**(1.4)**	(6.7)	(2.5)
Income (loss) from continuing operations	**(21.8)**	31.0	(23.9)
Loss on discontinued operations	**-**	(1.8)	(28.4)
Income (loss) before cumulative effect adjustment	**(21.8)**	29.2	(52.3)
Cumulative effect adjustment	**-**	-	(32.4)
Net income (loss)	**$ (21.8)**	29.2	(84.7)
YEAR-END BALANCE SHEET DATA			
Total assets	**$ (572)**	(518)	(1,793)
Net loans and leases	**97**	120	129
Allowance for loan losses	**-**	-	1
Goodwill, core deposit and other intangibles	**(2)**	(2)	-
Noninterest-bearing demand deposits	**(9)**	(14)	(26)
Total deposits	**(1,220)**	(1,156)	(1,160)
Common equity	**147**	(3)	(178)
OTHER INFORMATION			
Full-time equivalent employees	**1,383**	1,314	1,345

The Company invests in start-up and early-stage ventures through a variety of entities. Through certain subsidiary banks, the Company has principally made nonmarketable investments in a number of companies using four Small Business Investment Companies ("SBIC"). The Company recognized losses on these venture capital SBIC investments, net of income taxes and minority interest, of $4.5 million in 2004, compared to losses of $12.3 million and $11.2 million in 2003 and 2002, respectively. These losses are included in noninterest income reported by the Parent and respective subsidiary banks.

The Company has also made investments in a number of ventures, either through acquisition or through internal funding initiatives. During 2002, the Company decided to discontinue the operations of two of its acquired companies, Lexign, Inc. and Phaos Technology Corp ("Phaos"). As a result, both Lexign and Phaos were down-sized, offered for sale and reclassified as discontinued operations in the third quarter of 2002. Additional write-downs were taken at this time. In December 2002, the Company completed the sale of Phaos for approximately its revised value. The sale of Lexign was completed in the third quarter of 2003, resulting in a pretax loss of $2.4 million. Prior to their sale, both companies were subsidiaries of Zions Bancorporation and results of the discontinued operations are included in the "Other" segment.

The Company and Lexign, prior to its sale, developed an operating risk management system that it is deploying throughout the Company. This system is called RiskResolve™ and it is currently being offered under license to third parties through Providus Software Solutions, Inc. ("Providus"). Providus' RiskResolve™ has been recognized as a market leader in "Control Self Assessment" risk management software. However, Providus continues to produce financial losses at this time.

The Company owns an ownership position in Identrus, LLC, a company owned by a global consortium of banks that provides, among other services, online identity authentication services and infrastructure. Identrus continues to post operating losses and in 2004 and 2003 the Company recorded charges of $4.1 million and $6 million, respectively, to reduce its investment in the company. Of the 2004 charges, $3.1 million was recorded in ZFNB and $1.0 million in the Other segment. All of the 2003 charges were recorded in the ZFNB segment.

The Company continues to selectively invest in new, innovative products and ventures. Most notably the Company has funded the development of NetDeposit, Inc., a family of innovative check imaging and clearing products and services, for which the Company has sought extensive intellectual property protection. We believe that the enactment of the Check 21 Act, which became effective in October 2004, has significantly improved the likelihood of marketplace adoption of NetDeposit's products and services. The Company is actively marketing NetDeposit's software and has begun selling its products.

BALANCE SHEET ANALYSIS

Interest-Earning Assets

Interest-earning assets are those with interest rates or yields associated with them. Nonearning assets are those that do not directly generate any revenues for the Company. One of our goals is to maintain a high level of interest-earning assets, while keeping nonearning assets at a minimum.

Interest-earning assets consists of money market investments, securities and loans. Schedule 1, which we referred to in our discussion of net interest income, includes the average balances of the Company's interest-earning assets, the amount of revenue generated by them, and their respective yields. As shown in the schedule, average interest-earning assets in 2004 increased 10.3% to $27.7 billion from $25.1 billion in 2003. Average interest-earning assets comprised 89.6% of total average assets in 2004 compared with 89.0% in 2003. Average interest-earning assets in 2004 were 91.7% of average tangible assets compared with 91.6% in 2003.

Average money market investments, which consists of interest bearing deposits, Federal Funds sold and security resell agreements, increased 8.9% in 2004 over 2003. The balance in money market investments was reduced significantly in the fourth quarter of 2004 resulting in a favorable impact on our net interest margin for that period.

Investment Securities Portfolio

We invest in securities both to generate revenues for the Company and to manage liquidity. Schedule 5 presents a profile of Zions' investment portfolios at December 31, 2004, 2003 and 2002. The amortized cost amounts represent the Company's original cost for the investments, adjusted for accumulated amortization or accretion of any yield adjustments related to the security. The estimated market values are the amounts that we believe the securities could be sold for as of the dates indicated.

Schedule 5

INVESTMENT SECURITIES PORTFOLIO

	December 31,					
	2004		2003		2002	
(In millions)	Amortized cost	Estimated market value	Amortized cost	Estimated market value	Amortized cost	Estimated market value
HELD TO MATURITY:						
Municipal securities	**$ 642**	**642**	-	-	-	-
AVAILABLE FOR SALE:						
U.S. Treasury securities	**36**	**36**	42	43	44	47
U.S. government agencies and corporations:						
Small Business Administration loan-backed securities	**712**	**711**	738	741	752	756
Other agency securities	**275**	**277**	241	242	299	302
Municipal securities	**95**	**96**	715	718	640	645
Mortgage/asset-backed and other debt securities	**2,743**	**2,760**	2,351	2,368	1,187	1,208
	3,861	**3,880**	4,087	4,112	2,922	2,958
Other securities:						
Mutual funds	**301**	**301**	318	318	317	321
Stock	**6**	**8**	8	8	15	25
	307	**309**	326	326	332	346
	4,168	**4,189**	4,413	4,438	3,254	3,304
Total	**$ 4,810**	**4,831**	4,413	4,438	3,254	3,304

The amortized cost of investment securities at year-end 2004 increased 9.0% over 2003, with most of the increase taking place in floating-rate securities. During the first half of 2004, the Company transferred $636 million of securities from available for sale to held to maturity, reflecting its intention not to sell or otherwise dispose of the investments prior to their maturity. The Company increased its securities portfolio during 2003 as it took advantage of the availability of core deposits and favorable opportunities to issue medium-term debt, and this strategy continued in 2004 until late in the year. As the demand for loans increases, we expect that the securities portfolio may be reduced to fund new loans. In addition, Note 2 of the Notes to Consolidated Financial Statements discusses the proposed implementation guidance for certain sections of Emerging Issues Task Force ("EITF") Issue 03-1. The guidance, if issued, could impede the Company's ability to utilize its available for sale securities for liquidity purposes.

Schedule 6 also presents information regarding the investment securities portfolio. This schedule presents the maturities of the different types of investments that the Company owned as of December 31, 2004, and the corresponding average interest rates that the investments will yield if they are held to maturity. However, while this schedule reflects the contractual maturity of these investments, in many cases the Company has hedged its investments as more fully described in "Interest Rate Risk" on page 69. Also see "Liquidity Risk" on page 73 and also Notes 1, 3, and 6 of the Notes to Consolidated Financial Statements for additional information about the Company's investment securities and their management.

Schedule 6

MATURITIES AND AVERAGE YIELDS ON SECURITIES

AT DECEMBER 31, 2004

	Total securities		Within one year		After one but within five years		After five but within ten years		After ten years	
(Amounts in millions)	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*
HELD TO MATURITY:										
Municipal securities	$ 642	6.8%	$ 78	6.5%	$ 200	6.7%	$ 186	6.8%	$ 178	7.0%
AVAILABLE FOR SALE:										
U.S. Treasury securities	36	4.5	18	2.7	17	6.3	-		1	8.4
U.S. government agencies and corporations:										
Small Business Administration loan-backed securities	712	3.5	156	3.5	354	3.5	149	3.5	53	3.5
Other agency securities	275	4.6	30	2.4	35	1.9	5	7.7	205	5.3
Municipal securities	95	5.8	4	7.8	15	7.3	12	6.5	64	5.3
Mortgage/asset-backed and other debt securities	2,743	4.9	118	4.3	271	4.3	149	4.3	2,205	5.1
	3,861	4.7	326	3.7	692	3.9	315	4.1	2,528	5.1
Other securities:										
Mutual funds	301	2.7	210	2.4	-		-		91	3.5
Stock	6	0.6	-		-		-		6	0.6
	307	2.7	210	2.4	-		-		97	3.3
	4,168	4.5	536	3.2	692	3.9	315	4.1	2,625	5.0
Total	$ 4,810	4.8%	$ 614	3.6%	$ 892	4.5%	$ 501	5.1%	$ 2,803	5.1%

* *Taxable-equivalent rates used where applicable.*

The investment securities portfolio at December 31, 2004 includes $1.0 billion of nonrated, fixed-income securities. Nonrated municipal securities held in the portfolio were created by Zions Public Finance Department. This Department includes operations in Utah and Idaho, and also the operations of Kelling, Northcross and Nobriga in California, NSB Public Finance in Nevada and the public finance department of NBA in Arizona.

NONRATED SECURITIES

(Book value in millions)	December 31, 2004	2003
Municipal securities	**$ 630**	653
Asset-backed subordinated tranches, created from Zions' loans	**169**	134
Asset-backed subordinated tranches, not created from Zions' loans	**152**	153
Other nonrated debt securities	**83**	83
	$ 1,034	1,023

In addition to the nonrated municipal securities, the portfolio includes nonrated, asset-backed subordinated tranches. The asset-backed subordinated tranches created from Zions' loans are mainly the subordinated retained interests of small-business loan securitizations. At December 31, 2004, these comprised $169 million of the $182 million set forth in Schedule 8. The tranches not created from Zions' loans are tranches of bank and insurance company Trust Preferred Collateral Debt Obligations. Investment securities also includes other nonrated debt securities, the majority of which were created by ZFNB. Although the credit quality of these nonrated securities is high, it would be difficult to market them in a short period of time without bond ratings.

Loan Portfolio

As of December 31, 2004, net loans and leases accounted for 71.9% of total assets and 73.5% of tangible assets. Schedule 7 presents the Company's loan outstandings by type of loan as of the five most recent year-ends. The schedule also includes a maturity profile for the loans that were outstanding as of December 31, 2004. However, while this schedule reflects the contractual maturity and repricing characteristics of these loans, in many cases the Company has hedged the repricing characteristics of its variable-rate loans as more fully described in "Interest Rate Risk" on page 69.

During 2002, in an effort to better reflect the composition of the portfolio, we expanded the categories of loans that we present in Schedule 7. However, the information to retroactively apply this change to years prior to 2001 is unavailable.

Schedule 7

LOAN PORTFOLIO BY TYPE AND MATURITY

(In millions)	December 31, 2004 One year or less	One year through five years	Over five years	Total	December 31, 2003	2002	2001
Loans held for sale	$ -	105	92	**197**	177	289	298
Commercial lending:							
Commercial and industrial	2,190	1,662	791	**4,643**	4,111	4,124	3,921
Leasing	37	217	116	**370**	377	384	421
Owner occupied	275	628	2,887	**3,790**	3,319	3,018	2,344
Total commercial lending	2,502	2,507	3,794	**8,803**	7,807	7,526	6,686
Commercial real estate:							
Construction	2,285	1,079	172	**3,536**	2,867	2,947	2,874
Term	479	1,371	2,148	**3,998**	3,402	3,175	3,027
Total commercial real estate	2,764	2,450	2,320	**7,534**	6,269	6,122	5,901
Consumer:							
Home equity credit line	79	26	999	**1,104**	838	651	401
1-4 family residential	168	819	3,247	**4,234**	3,874	3,209	3,173
Bankcard and other revolving plans	116	100	9	**225**	198	205	126
Other	85	377	70	**532**	749	1,000	707
Total consumer	448	1,322	4,325	**6,095**	5,659	5,065	4,407
Foreign loans	-	4	1	**5**	15	5	14
Other receivables	61	21	16	**98**	90	126	107
Total loans	$ 5,775	6,409	10,548	**22,732**	20,017	19,133	17,413
Loans maturing in more than one year:							
With fixed interest rates		$ 2,288	2,348	**4,636**			
With variable interest rates		4,121	8,200	**12,321**			
Total		$ 6,409	10,548	**16,957**			

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

(In millions)	December 31, 2000
Loans held for sale	$ 181
Commercial, financial and agricultural	3,615
Loans secured by real estate:	
Construction	2,273
Other:	
Home equity credit line	263
1-4 family residential	2,911
Other real estate-secured	4,190
	9,637
Consumer:	
Bankcard and other revolving plans	135
Other	472
	607
Lease financing	317
Foreign loans	26
Other receivables	75
Total loans	$ 14,458

Loan growth in 2004 improved throughout the year to the point that by year-end, all of our geographic markets except Colorado had experienced substantial growth to their portfolios. Loan demand strengthened in 2004 in California and Utah, where approximately $1.8 billion in loans were added to the balance sheet during 2004. In addition, strong loan growth that we began to experience in Arizona and Nevada in the last half of 2003 continued during 2004, adding approximately $1.1 billion in on-balance sheet loans. Partially offsetting this loan growth was $996 million in securitized loan sales, including a $605 million securitization of small business loans by ZFNB in the third quarter of 2004. During 2003, the Company securitized and sold $1.1 billion in loans. We expect that loan growth will continue in 2005 in all of our markets, including Colorado. However, the rate of growth that we experienced in 2004 may not be sustainable throughout 2005.

Sold Loans Being Serviced

Zions performs loan servicing operations on both loans that it holds in its portfolios as well as loans that are owned by third party investor-owned trusts. Servicing loans includes:

- collecting loan and, in certain instances, insurance and property tax payments from the borrowers;
- monitoring adequate insurance coverage;
- maintaining documentation files in accordance with legal, regulatory and contractual guidelines; and
- remitting payments to third party investor trusts and, where required, for insurance and property taxes.

Zions receives a fee for performing loan servicing for third parties. Failure by the Company to service the loans in accordance with the contractual requirements of the servicing agreements may lead to the termination of the servicing contract and the loss of future servicing fees.

Schedule 8

SOLD LOANS BEING SERVICED

	2004		2003		2002	
(In millions)	Sales	Outstanding at year-end	Sales	Outstanding at year-end	Sales	Outstanding at year-end
Auto loans	**$ -**	**-**	-	-	245	-
Home equity credit lines	**296**	**447**	327	446	362	447
Bankcard receivables	**-**	**-**	-	-	197	-
Nonconforming residential real estate loans	**-**	**-**	-	-	-	80
Small business loans	**605**	**2,001**	587	1,699	443	1,351
SBA 7(a) loans	**53**	**230**	69	227	16	194
Farmer Mac	**42**	**388**	81	410	81	404
Total	**$ 996**	**3,066**	1,064	2,782	1,344	2,476

	Residual interests on balance sheet at December 31, 2004			Residual interests on balance sheet at December 31, 2003		
(In millions)	Subordinated retained interests	Capitalized residual cash flows	Total	Subordinated retained interests	Capitalized residual cash flows	Total
Home equity credit lines	**$ 11**	**8**	**19**	11	9	20
Small business loans	**182**	**93**	**275**	151	96	247
SBA 7(a) loans	**-**	**6**	**6**	-	5	5
Farmer Mac	**-**	**8**	**8**	-	8	8
Total	**$ 193**	**115**	**308**	162	118	280

Zions has a practice of securitizing and selling a portion of the loans that it originates. In many instances, we provide the servicing on these loans as a condition of the sale. Schedule 8 summarizes the sold loans (other than conforming long-term first mortgage real estate loans) that the Company was servicing as of the dates indicated and the related loan sales activity. As of December 31, 2004, conforming long-term first mortgage real estate loans being serviced for others was $404 million compared with $352 million at the same date in 2003. Small business, consumer and other sold loans being serviced totaled $3.1 billion at the end of 2004 compared to $2.8 billion at the end of 2003. See Notes 1 and 5 of the Notes to Consolidated Financial Statements for additional information on asset securitizations.

As of December 31, 2004, the Company had recorded assets in the amount of $308 million in connection with sold loans being serviced of $3.1 billion. Although it performs the servicing, Zions exerts no control nor does it have any equity interest in any of the trusts that own the securitized loans. However, as is a common practice with securitized transactions, the Company had retained subordinated interests in the securitized assets amounting to $193 million at December 31, 2004, representing junior positions to the other investors in the trust securities. The capitalized residual cash flows, which is sometimes referred to as "excess servicing", of $115 million primarily represent the present value of the excess cash flows that have been projected over the lives of the sold loans. These excess cash flows are subject to prepayment risk, which is the risk that a loan will be paid prior to its contractual maturity. When this occurs, any remaining excess cash flows that are associated with the loan must be reduced. See Note 5 of the Notes to Consolidated Financial Statements for more information on assets securitizations.

Other Earning Assets

As of December 31, 2004, the Company had $665 million of other noninterest bearing investments compared with $584 million in 2003.

	December 31,	
(In millions)	2004	2003
Bank-owned life insurance	**$ 385**	366
Federal Home Loan Bank and Federal Reserve stock	**124**	96
SBIC investments	**70**	64
Other public companies	**40**	28
Other nonpublic companies	**30**	30
Trust preferred securities	**16**	-
	$ 665	584

The investments in publicly traded companies are accounted for using the equity method of accounting and are set forth in the following table:

		December 31, 2004		
(In millions)	Symbol	Carrying value	Market value	Unrealized gain (loss)
COMPANY				
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM/A	$ 5	5	-
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM	22	33	11
Quotesmith.com, Inc.	QUOT	13	12	(1)
Total publicly traded equity investments		$ 40	50	10

Deposits and Borrowed Funds

Deposits, both interest bearing and noninterest bearing, are a primary source of funding for the Company. Schedule 1 summarizes the average deposit balances for the past five years, along with their respective interest costs and average interest rates. Average noninterest bearing deposits increased 19.2% in 2004 over 2003, while interest bearing deposits increased 5.6% during the same time period.

See "Liquidity Risk" on page 73 for information on funding and borrowed funds. Also, see Notes 10, 11 and 12 of the Notes to Consolidated Financial Statements for additional information on borrowed funds.

Off-Balance-Sheet Arrangements

ZFNB provides a Liquidity Facility for a fee to a QSPE securities conduit, Lockhart Funding, LLC ("Lockhart"), that purchases U.S. Government and AAA-rated securities, which are funded through the issuance of its commercial paper. ZFNB also receives a fee in exchange for providing hedge support and administrative and investment advisory services. Under the terms of the Liquidity Facility, if certain conditions arise, ZFNB is required to purchase securities from Lockhart to provide funds and enable it to repay maturing commercial paper. Lockhart is an important source of funding for the Company's loans and is not consolidated in the Company's financial statements. See "Liquidity Management" on page 74 and Note 5 of the Notes to Consolidated Financial Statements for additional information on Lockhart.

The Company, through its securitization activities, securitizes and sells loans that it originates to QSPEs. These securitizations provide an alternative source of funding for the subsidiaries and enhance the Company's flexibility in meeting funding needs. In connection with the securitizations, the Company generally retains an interest in the securitized assets and provides servicing for the loans as part of the securitization arrangement. These QSPEs are not consolidated into the Company. See Note 5 of the Notes to Consolidated Financial Statements for additional information on the Company's securitization activities.

RISK ELEMENTS

Since risk is inherent in substantially all of the Company's operations, management of risk is integral to its operations and is also a key determinant of its overall performance. We apply various strategies to reduce the risks to which the Company's operations are exposed, namely credit, operational, interest rate and market, and liquidity risks.

Credit Risk Management

Credit risk is the possibility of loss from the failure of a borrower or contractual counterparty to fully perform under the terms of a credit-related contract. Credit risk arises primarily from the Company's lending activities, as well as from other on- and off-balance-sheet credit instruments.

Effective management of credit risk is essential in maintaining a safe and sound financial institution. We have structured the organization to separate the lending function from the credit administration function, which has added strength to the control over, and independent evaluation of, credit activities. Formal loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has a well-defined set of standards for evaluating its loan portfolio, and management utilizes a comprehensive loan grading system to determine the risk potential in the portfolio. Further, an independent internal credit examination department periodically conducts examinations of the Company's lending departments. These examinations are designed to review the quality, documentation, administration and compliance with lending policies and reports thereon are submitted to a committee of the Board of Directors. Both the credit policy and the credit examination functions are managed centrally. Each bank is able to modify corporate credit policy to be more conservative; however, corporate approval must be obtained if a bank wishes to create a more liberal exception to policy. Historically, only a limited number of such exceptions have been approved. This entire process has been designed to place an emphasis on early detection of potential problem credits so that action plans can be developed and implemented on a timely basis to mitigate any potential losses.

With regard to credit risk associated with counterparties in off-balance-sheet credit instruments, ZFNB has International Swap Dealer Association ("ISDA") agreements in place under which derivative transactions are entered into with major derivative dealers. Each ISDA agreement details the collateral arrangement between ZFNB and its counterparty. In every case, the amount of the collateral required to secure the exposed party in the derivative transaction is determined by the mark-to-market exposure on the derivative and the credit rating of the party with the obligation. The credit rating used in these situations is provided by either Moody's or Standard and Poor's. This means that a counterparty with a "AAA" rating would be obligated to provide less collateral to secure a major credit exposure to ZFNB than one with an "A" rating. All derivative gains and losses between ZFNB and a single counterparty are netted to determine the net credit exposure and therefore the collateral required.

Another aspect of the Company's credit risk management strategy is to pursue the diversification of the loan portfolio. As displayed in the following table, at year-end 2004 no single loan type exceeded 20.4% of the Company's total loan portfolio.

LOAN PORTFOLIO DIVERSIFICATION

	December 31, 2004		December 31, 2003	
(Amounts in millions)	Amount	% of total loans	Amount	% of total loans
Commercial lending:				
Commercial and industrial	**$ 4,643**	**20.4%**	$ 4,111	20.5%
Leasing	**370**	**1.6**	377	1.9
Owner occupied	**3,790**	**16.7**	3,319	16.6
Commercial real estate:				
Construction	**3,536**	**15.6**	2,867	14.3
Term	**3,998**	**17.6**	3,402	17.0
Consumer:				
Home equity credit line	**1,104**	**4.9**	838	4.2
1-4 family residential	**4,234**	**18.6**	3,874	19.4
Bankcard and other revolving plans	**225**	**1.0**	198	1.0
Other	**532**	**2.3**	749	3.7
Other receivables	**300**	**1.3**	282	1.4
Total Loans	**$ 22,732**	**100.0%**	$ 20,017	100.0%

In addition, as reflected in Schedule 9, as of December 31, 2004, the commercial real estate loan portfolio is also well diversified by property type and collateral location.

Schedule 9

COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION
(REPRESENTS PERCENTAGES BASED UPON OUTSTANDING COMMERCIAL REAL ESTATE LOANS)

AT DECEMBER 31, 2004

	Collateral Location									
Loan Type	Arizona	Northern California	Southern California	Nevada	Colorado	Utah / Idaho	Washington	Other	Product as a % of total CRE	Product as a % of loan type
Commercial term:										
Industrial	1.12%	0.61	2.69	0.04	0.88	0.26	0.18	0.18	5.96	10.81
Office	2.03	0.73	3.84	2.66	1.04	2.15	0.35	0.29	13.09	23.74
Retail	2.02	0.91	3.07	1.82	0.25	0.54	0.16	0.05	8.82	15.99
Hotel/motel	1.97	0.59	1.30	0.60	0.35	1.37	0.24	1.49	7.91	14.34
Acquisition and development	0.31	0.04	0.26	0.11	0.12	0.40	0.26	0.01	1.51	2.74
Medical	0.76	0.07	0.55	0.58	0.03	0.20	-	0.01	2.20	3.98
Recreation/restaurant	0.64	0.19	0.50	0.26	0.08	0.11	-	0.30	2.08	3.77
Multifamily	0.24	0.40	2.02	1.03	0.39	0.92	0.15	0.32	5.47	9.92
Other	1.24	0.37	2.01	1.29	0.47	2.23	0.02	0.48	8.11	14.71
Total commercial term	10.33	3.91	16.24	8.39	3.61	8.18	1.36	3.13	55.15	100.00
Residential construction:										
Single family housing	3.99	0.79	4.63	0.94	1.05	3.61	0.01	0.49	15.51	57.36
Acquisition and development	3.29	1.04	3.34	1.53	0.47	1.20	0.02	0.64	11.53	42.64
Total residential construction	7.28	1.83	7.97	2.47	1.52	4.81	0.03	1.13	27.04	100.00
Commercial construction:										
Industrial	0.39	-	0.25	0.56	0.39	0.07	0.03	-	1.69	9.49
Office	0.27	0.16	0.77	0.67	0.21	0.38	0.27	0.08	2.81	15.78
Retail	1.83	-	0.24	1.20	0.23	0.20	0.04	-	3.74	21.00
Hotel/motel	0.42	-	-	0.05	-	0.05	-	0.05	0.57	3.20
Acquisition and development	0.75	0.03	0.51	0.86	0.33	0.04	0.07	-	2.59	14.54
Medical	0.53	-	0.01	0.24	0.02	-	0.04	-	0.84	4.72
Recreation/restaurant	-	-	0.11	-	-	-	-	-	0.11	0.62
Other	0.20	0.01	0.19	0.13	0.06	0.03	0.12	-	0.74	4.15
Apartments	0.27	0.63	1.39	0.99	0.61	0.48	0.26	0.09	4.72	26.50
Total commercial construction	4.66	0.83	3.47	4.70	1.85	1.25	0.83	0.22	17.81	100.00
Total construction	11.94	2.66	11.44	7.17	3.37	6.06	0.86	1.35	44.85	100.00
Total commercial real estate	22.27%	6.57	27.68	15.56	6.98	14.24	2.22	4.48	100.00	

Note: Excludes approximately $372 million of unsecured loans outstanding, but related to the real estate industry.

The Company's concentration in owner occupied commercial loans is substantially reduced by the emphasis we place on lending programs sponsored by the Small Business Administration. On these types of loans, the Small Business Administration bears a major portion of the credit risk. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry, trade group or property type. The Company also has no significant exposure to highly-leveraged transactions. In addition, the majority of the Company's business activity is with customers located within the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. Finally, the Company has no significant exposure to any individual customer or counterparty. See Note 4 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is both well secured and in the process of collection. Consumer loans, however, are not normally placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans may also be occasionally restructured to provide a reduction or deferral of interest or principal payments. This generally occurs when the financial condition of a borrower deteriorates to a point where the borrower needs to be given temporary or permanent relief from the original contractual terms of the loan. Other real estate owned is acquired primarily through or in lieu of foreclosure on loans secured by real estate.

The level of the Company's nonperforming assets continued to improve during 2004. Total nonperforming assets were $84 million at year-end 2004, down from $98 million at December 31, 2003 and down from $116 million at December 31, 2002. Nonperforming assets as a percentage of net loans and leases and other real estate owned were 0.37% at December 31, 2004 compared with 0.49% on December 31, 2003.

We believe that our indicators of credit quality, such as nonaccrual loans and other nonperforming assets, as well as internal classification measures have improved significantly during 2004. While our credit risk management will continue to strive to maintain our credit quality metrics at their current low levels, the significant growth in loans that we have experienced over the past year may eventually result in our nonperforming assets increasing in the future.

Schedule 10

NONPERFORMING ASSETS

(Amounts in millions)	December 31, 2004	2003	2002	2001
Nonaccrual loans:				
Commercial lending:				
Commercial and industrial	**$ 24**	36	29	40
Leasing	**1**	2	11	6
Owner occupied	**22**	15	14	18
Commercial real estate:				
Construction	**1**	7	7	12
Term	**4**	3	4	20
Consumer:				
Real estate	**13**	11	11	9
Other	**4**	3	4	2
Other	**3**	1	2	2
Restructured loans:				
Commercial real estate:				
Construction	**-**	1	1	1
Term	**-**	-	1	-
Other real estate owned:				
Commercial, financial and agricultural				
Improved	**9**	12	23	4
Unimproved	**-**	4	3	2
1-4 family residential	**3**	3	6	4
Total	**$ 84**	98	116	120
% of net loans* and leases and other real estate owned	**0.37%**	0.49%	0.61%	0.69%
Accruing loans past due 90 days or more:				
Commercial lending	**$ 6**	10	13	22
Commercial real estate	**2**	3	10	13
Consumer	**8**	11	12	11
Other receivables	**-**	-	2	-
Total	**$ 16**	24	37	46
% of net loans* and leases	**0.07%**	0.12%	0.20%	0.27%

* *Includes loans held for sale.*

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

(Amounts in millions)	December 31, 2000
Nonaccrual loans:	
Commercial, financial and agricultural	$ 20
Real estate	34
Consumer	2
Lease financing	2
Restructured loans:	
Commercial, financial and agricultural	2
Real estate	1
Other real estate owned:	
Commercial, financial and agricultural:	
Improved	6
Unimproved	2
1-4 family residential	2
Total	$ 71
% of net loans* and leases and other real estate owned	0.49%
Accruing loans past due 90 days or more:	
Commercial, financial and agricultural	$ 8
Real estate	18
Consumer	1
Total	$ 27
% of net loans* and leases	0.19%

* *Includes loans held for sale.*

Included in nonaccrual loans are loans that we have determined to be impaired. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. The amount of the impairment is measured based on either the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral securing the loan.

The Company's total recorded investment in impaired loans was $41 million at December 31, 2004 and $44 million at December 31, 2003. Estimated losses on impaired loans are added to the allowance for loan losses through the provision for loan losses. At December 31, 2004, the allowance included $9 million for impaired loans with a $27 million recorded investment. At December 31, 2003, the allowance for loan losses included $5 million for impaired loans with a recorded investment of $21 million. See Note 4 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

Allowances for Credit Losses

Allowance for Loan Losses: In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type.

For commercial loans, we use historical loss experience factors by loan segment, adjusted for changes in trends and conditions, to help determine an indicated allowance for each portfolio segment. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific segment. These other considerations include:

- volumes and trends of delinquencies;
- levels of nonaccruals, repossessions and bankruptcies;
- trends in criticized and classified loans;
- expected losses on real estate secured loans;
- new credit products and policies;
- economic conditions;
- concentrations of credit risk; and
- experience and abilities of the Company's lending personnel.

In addition to the segment evaluations, all loans graded substandard or doubtful with an outstanding balance of $500,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the above threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

Until the second quarter of 2004, the allowance for consumer loans was also determined using historical loss experience factors by loan segment, adjusted for changes in trends and conditions, similar to that used for the commercial portfolio. However, during the second quarter, a new methodology for evaluating the allowance, as it relates to homogeneous consumer loan products, was implemented. Specifically, using historical experience we developed rates at which loans migrate from one delinquency level to the next higher level. Using average roll rates for the most recent twelve-month period and comparing projected losses to actual loss experience, the model estimates expected losses in dollars for the forecasted period. By refreshing the model with updated data, it is able to project losses for a new twelve-month period each month, segmenting the portfolio into nine product groupings with similar risk profiles. This new methodology is an accepted industry practice, and the Company believes it has a sufficient volume of information to produce reliable projections. At the time of its adoption, this change in the methodology did not have a significant impact on the level of the indicated reserve for the consumer portfolio.

After a preliminary allowance for credit losses has been established for the loan portfolio segments, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate the imprecision inherent in most estimates of expected credit losses and also supplements the allowance. This supplemental portion of the allowance includes our judgmental consideration of any additional amounts necessary for subjective factors such as economic uncertainties and excess concentration risks. Schedule 11 summarizes the Company's loan loss experience by major portfolio segment.

Schedule 11

SUMMARY OF LOAN LOSS EXPERIENCE

(Amounts in millions)	2004	2003	2002	2001
Loans* and leases outstanding on December 31, (net of unearned income)	**$ 22,627**	19,920	19,040	17,311
Average loans* and leases outstanding (net of unearned income)	**$ 21,046**	19,325	18,114	16,015
Allowance for loan losses:				
Balance at beginning of year	**$ 269**	280	260	196
Allowance of companies acquired	**-**	-	1	30
Allowance associated with repurchased revolving securitized loans	**-**	-	10	-
Allowance of branches sold	**(2)**	-	-	-
Provision charged against earnings	**44**	70	72	73
Loans and leases charged-off:				
Commercial lending	**(35)**	(56)	(54)	(37)
Commercial real estate	**(1)**	(3)	(10)	(4)
Consumer	**(23)**	(27)	(20)	(14)
Other receivables	**(1)**	-	-	-
Total	**(60)**	(86)	(84)	(55)
Recoveries:				
Commercial lending	**15**	12	14	11
Commercial real estate	**-**	-	3	1
Consumer	**5**	5	4	4
Total	**20**	17	21	16
Net loan and lease charge-offs	**(40)**	(69)	(63)	(39)
	271	281	280	260
Reclassification of allowance for unfunded lending commitments	**-**	(12)	-	-
Balance at end of year	**$ 271**	269	280	260
Ratio of net charge-offs to average loans and leases	**0.19%**	0.36%	0.35%	0.24%
Ratio of allowance for loan losses to net loans and leases outstanding on December 31,	**1.20%**	1.35%	1.47%	1.50%
Ratio of allowance for loan losses to nonperforming loans on December 31,	**374.42%**	338.31%	332.37%	236.65%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	**307.61%**	262.21%	234.14%	168.23%

* *Includes loans held for sale.*

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

(Amounts in millions)	2000
Loans* and leases outstanding on December 31, (net of unearned income)	$ 14,378
Average loans* and leases outstanding (net of unearned income)	$ 13,649
Allowance for loan losses:	
Balance at beginning of year	$ 204
Allowance of companies acquired	2
Provision charged against earnings	32
Loans and leases charged-off:	
Commercial, financial and agricultural	(38)
Real estate	(4)
Consumer	(9)
Lease financing	(2)
Total	(53)
Recoveries:	
Commercial, financial and agricultural	6
Real estate	1
Consumer	3
Lease financing	1
Total	11
Net loan and lease charge-offs	(42)
Balance at end of year	$ 196
Ratio of net charge-offs to average loans and leases	0.31%
Ratio of allowance for loan losses to net loans and leases outstanding on December 31,	1.36%
Ratio of allowance for loan losses to nonperforming loans on December 31,	320.69%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	229.35%

* *Includes loans held for sale.*

Schedule 12 provides a breakdown of the allowance for loan losses, the allocation among the portfolio segments and the amount that has not been specifically allocated. No significant changes took place in the past four years in the allocation of the allowance for loan losses, reflecting the mix of the loan portfolio and the levels of nonperforming assets.

Schedule 12

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

AT DECEMBER 31,

	2004		2003		2002		2001	
(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance
Type of Loan								
Loans held for sale	**0.9%**	**$ 3**	0.9%	$ 2	1.5%	$ 2	1.7%	$ 2
Commercial lending	**38.7**	**134**	39.1	130	39.3	132	38.5	123
Commercial real estate	**33.2**	**95**	31.3	90	32.0	91	33.9	89
Consumer	**26.8**	**38**	28.3	45	26.5	42	25.3	35
Other receivables	**0.4**	**1**	0.4	2	0.7	2	0.6	2
Total loans	**100.0%**		100.0%		100.0%		100.0%	
Off-balance sheet unused commitments and standby letters of credit[1]		**-**		-		10		8
Total allocated		**271**		269		279		259
Unallocated		**-**		-		1		1
Total allowance for loan losses		**$ 271**		$ 269		$ 280		$ 260

[1] *In 2003 the potential credit losses related to undrawn commitments to extend credit were reclassified and included in other liabilities.*

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories prior to 2001 is not available.

	2000	
(Amounts in millions)	% of total loans	Allocation of allowance
Type of Loan		
Loans held for sale	1.3%	$ -
Commercial, financial and agricultural	25.1	57
Real estate	66.7	110
Consumer	4.2	9
Lease financing	2.2	4
Other receivables	0.5	-
Total loans	100.0%	
Off-balance sheet unused commitments and standby letters of credit[1]		14
Total allocated		194
Unallocated		2
Total allowance for loan losses		$ 196

[1] *In 2003 the potential credit losses related to undrawn commitments to extend credit were reclassified and included in other liabilities.*

The allowance for loan losses at the end of 2004 was essentially unchanged from the level at year-end 2003. However, the allowance attributable to the commercial loan portfolio increased $9 million compared with 2003. During 2004, the Company experienced substantial improvements in the levels of its criticized and classified loans. Based on these improvements, the amount of the allowance for loan losses indicated for criticized and classified loans decreased approximately $19 million. Both commercial real estate loans, which historically have had a low level of criticized and classified assets, and the commercial lending portfolio contributed to this improvement. In addition, the securitization of small business loans during the third quarter of 2004 resulted in a modest reduction in the allowance. These decreases in the allowance were more than offset by an approximate $28 million increase in the level of the allowance indicated for non criticized and classified loans as a result of $2.3 billion of new commercial and commercial real estate loan growth since year-end 2003. Approximately 55% of this growth was in the commercial real estate portfolio with about 45% in the commercial lending portfolio.

The allowance for consumer loans at year-end 2004 decreased by $7 million when compared to the allowance at the end of 2003. As discussed earlier, during the second quarter of 2004 the methodology for estimating the allowance for consumer loans was changed and additional refinements were made to the process in the third quarter. In particular, the methodology resulted in a redistribution of reserves associated with the risk of each specific consumer loan product type. For example, more risk was assigned to unsecured lines of credit and indirect auto loans, while less risk was assigned to home equity credit lines and home refinance loans. The decrease in the consumer allowance that took place in 2004 was the result of this methodology change, coupled with a change in the mix of consumer loans, with the outstandings of certain of the higher risk loan balances being reduced from year-end 2003. Partially offsetting the effects of these decreases was an increase in the reserve resulting from a $436 million increase in the consumer portfolio.

Allowance for Unfunded Lending Commitments: The Company also estimates an allowance for potential losses associated with off-balance-sheet commitments and standby letters of credit. Prior to December 31, 2003, this allowance was included in the overall allowance for loan losses. It is now included with other liabilities in the Company's consolidated balance sheet, with any related increases or decreases in the allowance included in noninterest expense in the consolidated statement of income.

We determine the allowance for unfunded lending commitments using a process that is similar to the one we use for commercial loans. Based on historical experience, we have developed experience-based loss factors that we apply to the Company's unfunded lending commitments to estimate the potential for loss in that portfolio. These factors are generated from tracking commitments that become funded and develop into problem loans.

The following table sets forth the allowance for unfunded lending commitments:

	December 31,	
(In thousands)	2004	2003
Balance at beginning of period[1]	**$ 12,215**	-
Reclassification of allowance for loan losses	**-**	12,215
Provision charged against earnings	**467**	-
Balance at end of period	**$ 12,682**	12,215

[1] *Allowance was included in the overall allowance for loan losses until December 31, 2003.*

Commitments to extend credit on loans and standby letters of credit upon which the above allowances were calculated on December 31, 2004 and December 31, 2003 were $3.8 billion and $3.1 billion, respectively.

As discussed above, the allowance for unfunded lending commitments was included in the allowance for loan and lease losses prior to December 31, 2003. The following table sets forth the combined allowances for credit losses.

	December 31,		
(In millions)	2004	2003	2002
Allowance for loan losses	**$ 271**	269	280
Allowance for unfunded lending commitments	**13**	12	-
Total allowances for credit losses	**$ 284**	281	280

Operational Risk Management

Operational risk is the potential for unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. In its ongoing efforts to identify and manage operational risk, the Company has created an Operating Risk Management Group, whose responsibility is to help Company management identify and monitor the key internal controls and processes that the Company has in place to mitigate operational risk. The Company has enhanced this Group by installing RiskResolve™ software, developed and marketed by Providus Software Solutions, Inc., a wholly-owned subsidiary. RiskResolve™ provides us with a tool by which processes and procedures that we have in place to manage operational risk can be documented in an on-line environment. With RiskResolve™ we have documented controls and the Control Self Assessment related to financial reporting under Section 404 of the Sarbanes-Oxley

Act of 2002 and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). We expect to continue enhancing the Company's oversight of operational risk in 2005.

To manage and minimize its operating risk, the Company has in place transactional documentation requirements, systems and procedures to monitor transactions and positions, regulatory compliance reviews, and periodic reviews by internal audit and credit examination. In addition, reconciliation procedures have been established to ensure that data processing systems consistently and accurately capture critical data. Further, we maintain contingency plans and systems for operations support in the event of natural or other disasters.

Interest Rate and Market Risk Management

Interest rate risk is the potential for loss resulting from adverse changes in the level of interest rates on the Company's net interest income. Market risk is the potential for loss arising from adverse changes in the prices of fixed income securities, equity securities, other earning assets and derivative financial instruments as a result of changes in interest rates or other factors. As a financial institution that engages in transactions involving an array of financial products, Zions is exposed to both interest rate risk and market risk.

Zions' Board of Directors is responsible for approving the overall policies relating to the management of the financial risk of the Company. The Boards of Directors of the Company's subsidiary banks are also required to review and approve these policies. In addition, the Board must understand the key strategies set by management for managing risk, establish and periodically revise policy limits and review reported limit exceptions. The Board has established the Asset/Liability Committee ("ALCO") to which it has delegated the day-to-day management of financial risk for the Company. ALCO's primary responsibilities include:

- Recommending policies to the Board and administering Board-approved policies that govern and limit the Company's exposure to all financial risks, including policies that are designed to limit the Company's exposure to changes in interest rates;
- Approving the procedures that support the Board-approved policies;
- Maintaining management's policies dealing with financial risk;
- Approving all material interest rate risk management strategies, including all hedging strategies and actions taken pursuant to managing interest rate risk and monitoring risk positions against approved limits;
- Approving trading limits and all financial derivative positions taken at both the parent and subsidiaries for the purpose of hedging the Company's financial risks;
- Reviewing and approving interest rate paths and balance sheet scenarios to evaluate risks;
- Providing the basis for integrated balance sheet, net interest income and liquidity management;
- Calculating the duration, dollar duration, and convexity of each class of assets, liabilities, and net equity, given defined interest rate scenarios;
- Managing the Company's exposure to changes in net interest income and market value of equity due to interest rate fluctuations; and
- Quantifying the effects of hedging instruments on the market value of equity and net interest income under defined interest rate scenarios.

Interest Rate Risk

Interest rate risk is one of the most significant risks to which the Company is regularly exposed. In general, our goal in managing interest rate risk is to have net interest income increase in a rising interest rate environment, which tends to mitigate any declines in the market value of equity due to higher discount rates. This approach is based on our belief that in a rising interest rate environment, the market cost of equity, or implied rate at which future earnings are discounted, would also tend to rise. We refer to this goal as being slightly "asset sensitive." We monitor this risk through the use of two complementary measurement methods: duration of equity and income simulation. In the duration of equity method, we measure the changes in the market values of equity in response to changes in interest rates. In the income simulation method, we analyze the changes in income in response to changes in interest rates. The tool that we use to apply both of these methods is an asset-liability management system marketed by a third party company, QRM.

Duration of equity is derived by first calculating the dollar duration of all assets, liabilities and derivative instruments. Dollar duration is determined by calculating the market value of each instrument assuming interest rates sustain immediate and parallel movements up 1% and down 1%. The average of these two changes in market value is the dollar duration. Subtracting the dollar duration of liabilities from the dollar duration of assets and adding the net dollar duration of derivative instruments results in the dollar duration of equity. Duration of equity is computed by dividing the dollar duration of equity by the market value of equity.

Income simulation is an estimate of the net interest income that would be recognized under different rate environments. Net interest income is measured under several parallel and nonparallel interest rate environments, taking into account an estimate of the possible exercise of options within the portfolio.

Both of these measurement methods require that we assess a number of variables and make various assumptions in managing the Company's exposure to changes in interest rates. The assessments address loan and security prepayments, early deposit withdrawals, and other embedded options and noncontrollable events. As a result of the increased uncertainty about the maturity and repricing characteristics of both deposits and loans, the Company estimates ranges of duration and income simulation under a variety of assumptions and scenarios. The interest rate risk position is actively managed and changes frequently as the interest rate environment changes; therefore, positions at the end of any period may not be reflective of the Company's position in any subsequent period.

At year-end 2004, the Company's duration of equity was estimated to be within a range of negative 0.2 years and positive 1.9 years. We should note that duration of equity is highly sensitive to the assumptions used for deposits that do not have specific maturities, such as checking, savings and money market accounts and also to prepayment assumptions used for loans with prepayment options. Given the uncertainty of these durations, we view the duration of equity as falling within a range of possibilities. If interest rates were to sustain an immediate parallel increase of 200 basis points, the duration of equity would be estimated to fall within the range of 0.9 years and 2.5 years.

For income simulation, Company policy requires that net interest income from a static balance sheet be expected to decline by no more than 10% during one year if rates were to immediately rise or fall in parallel by 200 basis points. At year-end 2004, net interest income was expected to increase between 0.4% and 1.9% if interest rates were to sustain an immediate parallel increase of 200 basis points and decline between 3.9% and 4.4% if rates were to sustain an immediate parallel decrease of 200 basis points. At year-end 2003, net interest income was expected to increase 0.7% if rates were to increase in parallel 200 basis points and decline 2.8% if rates were to decrease in parallel 200 basis points. These estimates include management's assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

We attempt to control the effects that changes in interest rates will have on net interest income through the management of maturities and repricing of the Company's assets and liabilities and also with the use of interest rate swaps. The prime lending rate and the London Interbank Offer Rate ("LIBOR") curves are the primary indices used for pricing the Company's loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company does not hedge the prime/LIBOR/ Treasury Bill spread risk through the use of derivative instruments.

Our focus on business banking also plays a significant role in determining the nature of the Company's asset-liability management posture. At the end of 2004, approximately 75% of the Company's commercial loan and commercial real estate portfolios were floating rate and tied to either Prime or LIBOR. In addition, certain of our consumer loans also have floating interest rates. This means that these loans reprice quickly in response to changes in interest rates — more quickly on average than does their funding base. This posture results in a naturally "asset sensitive" position. We believe that maintaining an asset sensitive position is appropriate for a banking institution whose income is heavily dependent on the spread between interest received and interest paid. This results from our belief that in a rising rate environment, the cost of equity (that is, the discount rate implicitly applied by equity investors to expected future earnings) will also usually be increasing. Thus, to stabilize the market value of the Company, we believe that an expanding interest margin in a rising rate environment is appropriate. The converse is true in a declining rate environment.

However, it is our belief that the Company's core banking business leads naturally to a position that is too highly asset sensitive. The Company attempts to mitigate this tendency toward asset sensitivity primarily through the use of interest rate swaps. We have contracted to convert fixed-rate debt into floating-rate debt. More importantly, we engage in an ongoing program of swapping Prime-based loans and other variable-rate assets for "receive fixed" contracts. At year-end 2004, the Company had a notional amount of approximately $2.6 billion of such contracts. During 2005, approximately $611 million of swaps will mature, and are expected to be replaced with new swaps. These swaps also expose the Company to counter-party risk, which is a type of credit risk. The Company's approach to managing this risk is discussed in "Credit Risk Management" on page 61.

Schedule 13 presents a profile of the current interest rate swap portfolio. For additional information regarding derivative instruments, including fair values at December 31, 2004, refer to Notes 1 and 6 of the Notes to Consolidated Financial Statements.

Schedule 13

INTEREST RATE SWAPS – YEAR-END BALANCES AND AVERAGE RATES

(Amounts in millions)	2005	2006	2007	2008	2009	Thereafter
Cash flow hedges[1]:						
Notional amount	$ 2,111	2,021	1,810	1,175	100	
Weighted average rate received	5.82%	5.90	6.10	6.00	6.84	
Weighted average rate paid	5.43	5.99	6.31	6.53	7.56	
Fair Value hedges[1]:						
Notional amount	$ 850	700	700	700	700	700
Weighted average rate received	5.34%	5.90	5.90	5.90	5.90	5.90
Weighted average rate paid	3.49	4.02	4.32	4.65	4.96	5.22
Non-Hedges:						
Receive fixed rate/pay variable rate:						
Notional amount	$ 151	151				
Weighted average rate received	4.54%	4.54				
Weighted average rate paid	3.24	3.77				
Receive variable rate/pay fixed rate:						
Notional amount	$ 135	100	75			
Weighted average rate received	2.99%	4.76	3.82			
Weighted average rate paid	3.27	3.50	3.62			
Net notional	$ 2,977	2,772	2,435	1,875	800	700

[1] *Receive fixed rate/pay variable rate*

Note: Balances are based upon the portfolio at 12/31/04. Excludes interest rate swap products that we provide as a service to our customers.

Market Risk – Fixed Income

The Company engages in trading and market making of U.S. Treasury, U.S. Government Agency, municipal and corporate securities. This trading and market making exposes the Company to a risk of loss arising from adverse changes in the prices of these fixed income securities held by the Company.

At year-end 2004, the Company made a market in 1,484 fixed income securities through ZFNB and its wholly-owned subsidiary, Zions Investment Securities, Inc. Eighty-three percent of all 2004 trades were executed electronically. The Company is an odd-lot securities dealer, which means that most U.S. Treasury and Government Agency trades are for less than $5 million and most corporate security trades are for less than $250,000.

The Company monitors risk in fixed income trading and market making through Value-at-Risk ("VAR"). VAR is the worst-case loss expected within a specified confidence level, based on statistical models using historical data. The models used by Zions are provided by Bloomberg. The confidence level used by Zions is 99%, which means that larger losses than the VAR would only be expected on 1% of trading days (or approximately 2.5 trading days per year), assuming that the Company maintained the same VAR on a daily basis. Reports of trading income and losses and VAR measurements are reviewed with the Executive Committee of ZFNB on a monthly basis. The review includes a comparison of actual VAR levels with the $3 million VAR limit that has been approved by the Board of Directors. Historically, the actual VAR levels have not exceeded these approved limits. The Company does not use VAR measurements to control risk for other than its market making, fixed income trading and nonhedge derivative portfolios.

The following table shows the statistics for the Company's market making and trading portfolio during 2004 and 2003, including the respective value at risk information.

MARKET MAKING AND TRADING SUMMARY

(Dollar amounts in thousands)	2004[1]	2003[1]	% Change
Value at Risk:			
Average daily VAR	$ **730**	920	(20.7)%
Largest daily VAR during the year	**1,348**	1,841	(26.8)
Smallest daily VAR during the year	**373**	504	(26.0)
Daily Trading Revenue:			
Daily average trading revenue	$ **60**	102	(41.2)%
Largest daily trading revenue	**292**	633	(53.9)
Largest daily trading loss	**(104)**	(86)	20.9
Number of Electronic Trades:			
Average daily trade volume	**1,313**	1,323	(0.8)%
Highest daily trade volume	**1,782**	2,082	(14.4)
Lowest daily trade volume	**705**	715	(1.4)
Total Annual Trades:			
Total trades	**408,663**	443,383	(7.8)%
Total electronic trades	**338,509**	330,785	2.3

[1] *Does not include nonhedge derivative portfolios.*

	December 31, 2004	December 31, 2003
Electronic Market Making		
Number of issues:		
U.S. Treasury Bills, Notes and Bonds	**190**	169
U.S. Treasury Strips	**131**	125
U.S. Agency Notes and Bonds	**227**	177
U.S. Corporate Bonds	**936**	1,017
Total issues	**1,484**	1,488

The following graph depicts the number of days on which Zions' trading and market making revenues fell within particular ranges:

Chart 9. **HISTOGRAM OF DAILY TRADING REVENUE**
Twelve Months Ended December 31, 2004


$60.1 – Average daily trading revenue
Number of Trading Days
100
80
60
40
20
0
4
29
81
84
36
16
3
< (50)
(50) – 0
0 – 50
50 – 100
100 – 150
150 – 200
> 200
Revenue (Dollar Amounts in Thousands)

Market Risk – Equity Investments

Through its equity investment activities, the Company owns equity securities that are publicly traded and subject to fluctuations in their market prices or values. In addition, the Company owns equity securities in companies that are not publicly traded, that are accounted for under either fair value or equity methods of accounting, depending upon the Company's ownership position and degree of involvement in influencing the investees' affairs. In either event, the value of the Company's investment is subject to fluctuation. Since these market prices or values may fall below the Company's investment costs, the Company is exposed to the possibility of loss.

The Company generally conducts minority investing in pre-public venture capital companies in which it does not have strategic involvement, through four funds collectively referred to as Wasatch Venture Funds ("Wasatch"). Wasatch screens investment opportunities and makes investment decisions based on its assessment of business prospects and potential returns. After an investment is made, Wasatch actively monitors the performance of the companies in which it has invested, and often has representation on the board of directors of the company. In the last three years, these investments have resulted in consistent losses to Zions. Net of expenses, minority interest and income tax effects, losses were $4.5 million in 2004, $12.3 million in 2003 and $11.2 million in 2002. As a result of these losses and a change in our strategy toward venture capital investing, the Company has decided to substantially reduce the level of this type of investing in the future. In addition, we do not believe that this type of investing constitutes a "core" strength of the Company. The Company's remaining equity exposure to investments held by Wasatch, net of related minority interest and Small Business Administration debt, at December 31, 2004 was approximately $39.4 million, compared to approximately $38.0 million at December 31, 2003.

The Company also, from time to time, either starts and funds businesses of a strategic nature, or makes significant investments in companies of strategic interest. These investments may result in either minority or majority ownership positions, and usually give Zions or its subsidiaries board representation. These strategic investments are in companies that are financial services or financial technologies providers. Examples of these investments include ICAP and Lending Tree, which were both sold at substantial gains in 2003. Other examples include Contango, NetDeposit, Quotesmith, Identrus, P5, and Roth Capital, which are ongoing.

Liquidity Risk

Overview

Liquidity risk is the possibility that the Company's cash flows may not be adequate to fund its ongoing operations and meet its commitments in a timely and cost-effective manner. Since liquidity risk is closely linked to both credit risk and market risk, many of the previously discussed risk control mechanisms also apply to the monitoring and management of liquidity risk. We manage the Company's liquidity to provide adequate funds to meet its anticipated financial and contractual obligations, including withdrawals by depositors, debt service requirements and lease obligations, as well as to fund customers' needs for credit.

Maintaining liquidity is the responsibility of ALCO, which has established a corporate Liquidity and Funding Policy that is adhered to by the Parent and the subsidiary banks. This policy includes guidelines by which liquidity and funding are managed. These guidelines address maintaining local liquidity needs, diversifying funding positions, monitoring liquidity at consolidated as well as subsidiary levels, and anticipating future funding needs. The policy also includes liquidity ratio guidelines that are used to monitor the liquidity positions of the Parent and bank subsidiaries.

Managing liquidity and funding is performed centrally by ZFNB's Capital Markets/Investment Division under the direction of the Senior Investment Officer. The Senior Investment Officer is responsible for making any recommendations to existing funding plans, as well as to the policy guidelines. These recommendations must be submitted for approval to both ALCO and the Company's Board of Directors. The subsidiary banks only have authority to price deposits, borrow from their FHLB and sell/purchase Federal Funds to/from ZFNB. The banks may also make liquidity and funding recommendations to the Senior Investment Officer, but are not involved in any other funding decision processes.

Contractual Obligations

The following table summarizes the Company's contractual obligations at December 31, 2004:

(In millions)	One year or less	Over one year through three years	Over three years through five years	Over five years	Indeterminable maturity[1]	Total
Deposits	$ 1,948	562	171	1	20,610	23,292
Commitments to extend credit	4,478	2,821	322	1,875		9,496
Standby letters of credit:						
Performance	99	34	1	3		137
Financial	505	99	37	5		646
Commercial letters of credit	41	19		6		66
Commitments to make venture investments[2]	18					18
Commitments to securitization structure[3]	4,996					4,996
Federal funds purchased and security repurchase agreements	2,525					2,525
Long-term debt, including capital lease obligations[4]		150		1,498		1,648
Operating leases, net of subleases	33	55	46	126		260
	$ 14,643	3,740	577	3,514	20,610	43,084

[1] *Indeterminable maturity includes noninterest-bearing demand, savings and money market, and foreign deposits.*

[2] *Commitments to make venture investments do not have defined maturity dates. They have therefore been considered due on demand, maturing in one year or less.*

[3] *The maximum size of the commitment to the securitization structure was $6.12 billion at December 31, 2004.*

[4] *The maturities on long-term debt do not include the associated hedges.*

As of December 31, 2004, there were no minimum required pension plan contributions and no discretionary or noncash contributions are currently planned. As a result, no amounts have been included in the previous table for future pension plan contributions.

In addition to the commitments specifically noted in the previous table, the Company enters into a number of contractual commitments in the ordinary course of business. These include software licensing and maintenance, telecommunications services, facilities maintenance and equipment servicing, supplies purchasing, and other goods and services used in the operation of our business. Generally, these contracts are renewable or cancelable at least annually, although in some cases to secure favorable pricing concessions, the Company has committed to contracts that may extend to several years.

The Company also enters into derivative contracts under which we are required either to receive cash or pay cash, depending on changes in interest rates. These contracts are carried at fair value on the Consolidated Balance Sheet with the fair value representing the net present value of the expected future cash receipts and payments based on market rates of interest as of the balance sheet date. The fair value of the contracts changes daily as interest rates change. For further information on derivative contracts, see Note 6 of the Notes to Consolidated Financial Statements.

Pension Obligations

As of December 31, 2004, the market value of the pension plan assets was $122.4 million and the fair value of the accumulated benefit obligation as of that date was $148.3 million, as measured with an annual discount rate of 5.75%. This means that the pension plan is underfunded in the amount of $25.9 million. This underfunding is recorded as a liability on the Company's balance sheet. Since no new employees can be added to the plan and future benefit accruals were eliminated for most participants effective January 1, 2003, this unfunded condition will be steadily reduced as the market value of plan assets is expected to appreciate faster than the fair value of the accumulated benefit obligation. As a result, the Company does not anticipate a need to make any cash contributions to the plan in the near future.

Liquidity Management

Liquidity is managed centrally for both the Parent and the bank subsidiaries. The Parent's cash requirements consist primarily of debt service, operating expenses, income taxes, dividends to shareholders and share repurchases. The Parent's cash needs are routinely met through dividends from its subsidiaries, investment income, subsidiaries' proportionate share of current income taxes, management and other fees, bank lines, equity contributed through the exercise of stock options and debt issuances. The subsidiaries' primary source of funding is their core deposits. Operational cash flows, while constituting a funding source for the Company, are not large enough to provide funding in the amounts that fulfill the needs of the Parent and the bank subsidiaries. For 2004 operations contributed $662.4 million toward these needs. As a result, the Company utilizes other sources at its disposal to manage its liquidity needs.

During 2004, the Parent received $296.3 million in dividends from various subsidiaries. At December 31, 2004, $382.0 million of dividend capacity was available for subsidiaries to pay to the Parent without having to obtain regulatory approval. The dividend capacity is dependent on the continued profitability of the subsidiary banks and no significant changes in the current regulatory environment. While we have no current expectation that these two conditions will change, should a change take place to either in the future, this source of funding to the parent may become more limited or even unavailable. See Note 19 of the Notes to Consolidated Financial Statements for details of dividend capacities and limitations.

For the year 2004, issuances of long-term debt exceeded repayments, resulting in cash inflows of $300 million, partially offset by outflows of $240 million. Specific debt-related activities for 2004 are as follows:

- On May 10, 2004, we issued $300 million of fixed rate subordinated debt under the existing shelf registration statement on file with the Securities and Exchange Commission. The notes bear interest at 5.65% and mature on May 15, 2014. They are not redeemable prior to maturity and require semiannual interest payments.
- During 2004, under the provisions of the respective borrowing arrangements, we redeemed, at par, various issues of floating rate medium-term notes that totaled $240 million and all of which were due in 2005.

- During the fourth quarter of 2004, the Company filed a shelf registration statement with the Securities and Exchange Commission that replaced the then existing registration statement. The registration statement allows for the issuance of up to $1.1 billion of debt securities of Zions Bancorporation, capital securities of Zions Capital Trust C and Zions Capital Trust D and junior subordinated debentures and guarantees related to the capital securities. As of December 31, 2004, the Company had not issued any securities under this registration statement.

See Note 12 of the Notes to Consolidated Financial Statements for a complete summary of the Company's long-term borrowings.

On a consolidated basis, repayments of short-term borrowings exceeded fundings (excluding short-term FHLB borrowings) and resulted in a $33.3 million use of cash in 2004. The Parent has a program to issue short-term commercial paper and at December 31, 2004, outstanding commercial paper was $165.4 million. In addition, the Parent has a $40 million secured revolving credit facility with a subsidiary bank. No amount was outstanding on this facility at December 31, 2004.

Access to funding markets for the Parent and subsidiary banks is directly tied to the credit ratings that they receive from various rating agencies. The ratings not only influence the costs associated with the borrowings but can also influence the sources of the borrowings. The Parent had the following ratings as of December 31, 2004:

Rating agency	Outlook	Long-term issuer/ senior debt rating	Subordinated debt rating	Short-term/ commercial paper rating
S&P	Positive	BBB	BBB-	A-2
Moody's	Stable	A3	Baa1	Not Rated
Fitch	Stable	A-	BBB+	F1

In January 2005, Dominion Bond Rating Service initiated ratings on the Company's securities as follows:

Rating agency	Outlook	Long-term issuer/ senior debt rating	Subordinated debt rating	Short-term/ commercial paper rating
Dominion	Stable	A (low)	BBB (high)	R-1 (low)

Any downgrade in these ratings could negatively impact the Parent's ability to borrow, including higher costs of funds and access to fewer funding sources.

The subsidiaries' primary source of funding is their core deposits, consisting of demand, savings and money market deposits, time deposits under $100,000 and foreign deposits. At December 31, 2004, these core deposits, in aggregate, constituted 94.4% of consolidated deposits, compared with 94.1% of consolidated deposits at December 31, 2003. For 2004, deposit increases resulted in net cash inflows of $2.6 billion. We believe that the growth that we have experienced in this funding source may not be sustainable during 2005 and may need to be replaced with alternative, and more expensive, sources of funding such as Federal Funds and other borrowings.

The FHLB system is also a significant source of liquidity for each of the Company's subsidiary banks. ZFNB and Commerce are members of the FHLB of Seattle. CB&T, NSB, and NBA are members of the FHLB of San Francisco. Vectra is a member of the FHLB of Topeka. The FHLB allows member banks to borrow against their eligible loans to satisfy liquidity requirements. For 2004, the activity in short-term FHLB borrowings resulted in a net cash outflow of $199.4 million. Amounts of unused lines of credit available for additional FHLB advances totaled $2.6 billion at December 31, 2004. Borrowings from the FHLB may increase in the future, depending on availability of funding from other sources such as deposits. However, the subsidiary banks must maintain their FHLB memberships to continue accessing this source of funding.

As explained earlier, the Company uses asset securitizations to sell loans, which also provide an alternative source of funding for the subsidiaries and enhance the flexibility in meeting funding needs. During 2004, loan sales (other than loans held for sale) provided $996 million in cash inflows and we expect that securitizations will continue to be a tool that we will use for liquidity management purposes.

At December 31, 2004, the Company managed approximately $3.1 billion of securitized assets that were originated by its subsidiary banks. Of these, approximately $1.8 billion were insured by a third party and held in Lockhart, which is a QSPE securities conduit and an important source of funding for the Company's loans. ZFNB provides a Liquidity Facility for a fee to Lockhart, which purchases floating-rate U.S. Government and AAA-rated securities with funds from the issuance of its commercial paper. ZFNB also provides interest rate hedging support and administrative and investment advisory services for a fee. Pursuant to the Liquidity Facility, ZFNB is required to purchase securities from Lockhart to provide funds for it to repay maturing commercial paper upon Lockhart's inability to access the commercial paper market, or upon a commercial paper market disruption, as specified in the governing documents of Lockhart. In addition, pursuant to the governing documents, including the Liquidity Facility, if any security in Lockhart is downgraded below AA-, ZFNB must either 1) issue a letter of credit on the security, 2) obtain a credit enhancement on the security from a third party, or 3) purchase the security from Lockhart at book value. At any given time, the maximum commitment of ZFNB is the book value of Lockhart's securities portfolio, which is not allowed to exceed the size of the Liquidity Facility commitment.

Lockhart is limited in size by program agreements, agreements with rating agencies and by the size of the Liquidity Facility. Effective July 1, 2004, the size of ZFNB's commitment under the Liquidity Facility was increased from $5.10 billion to $6.12 billion and Lockhart's program size was increased from $5 billion to $6 billion. On July 1, 2004, the rating agencies confirmed Lockhart's P1 rating (Moody's) and F1 rating (Fitch), given the increased liquidity commitment and program size.

As of December 31, 2004, the book value of Lockhart's securities portfolio was $5.0 billion, which approximated market value. No amounts were outstanding under the Liquidity Facility at December 31, 2004, or December 31, 2003.

The FASB has issued an Exposure Draft, *Qualifying Special-Purpose Entities and Isolation of Transferred Assets,* which would amend SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* This new guidance proposes to change the requirements that an entity must meet to be considered a QSPE. It is possible that Lockhart may need to be restructured to preserve its off-balance-sheet status as a QSPE. Further discussion of Lockhart can be found in the section entitled "Off Balance Sheet Arrangements" on page 60 and in Note 5 of the Notes to Consolidated Financial Statements.

While not considered a primary source of funding, the Company's investment activities can also provide or use cash, depending on the asset-liability management posture that is being observed. For 2004, investment securities activities resulted in an increase in investment securities holdings and a net use of cash in the amount of $400 million.

Maturing balances in the various loan portfolios also provide additional flexibility in managing cash flows. In most cases, however, loan growth has resulted in net cash outflows from a funding standpoint. For 2004, loan growth resulted in a net cash outflow of $3.9 billion. With the loan growth that has been experienced over the past two years, we expect that loans will continue to be a use of funding rather than a source.

CAPITAL MANAGEMENT

The Board of Directors is responsible for approving the policies associated with capital management. The Board has established the Capital Management Committee (CMC) whose primary responsibility is to recommend and administer the approved capital policies that govern the capital management of the Company. Other major CMC responsibilities include:

- Setting overall capital targets within the Board approved policy, monitoring performance and recommending changes to capital including dividends, subordinated debt, or to major strategies to maintain the Company and its bank subsidiaries at well capitalized levels; and
- Reviewing agency ratings of the Parent and its bank subsidiaries and establishing target ratings.

The CMC, in managing the capital of the Company, may set capital standards that are higher than those approved by the Board, but may not set lower limits.

Zions has a fundamental financial objective to consistently produce superior risk-adjusted returns on its shareholders' capital. We believe that a strong capital position is vital to continued profitability and to promoting depositor and investor confidence. Specifically, it is the policy of Zions Bancorporation and each of the subsidiary banks to:

- Maintain sufficient capital, at not less than the "well capitalized" threshold, as defined by federal banking regulators, to support current needs and to ensure that capital is available to support anticipated growth;
- Take into account the desirability of receiving an "investment grade" rating from major debt rating agencies

on senior and subordinated unsecured debt when setting capital levels;

- Develop capabilities to measure and manage capital on a risk-adjusted basis and to maintain economic capital consistent with an "investment grade" risk level; and
- Return excess capital to shareholders through dividends and repurchases of common stock.

See Note 19 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

As discussed earlier, we believe that the Company has adequate levels of capital in relation to its balance sheet size, business mix and levels of risk. As a result, we do not presently plan that the capital ratios will materially increase from their present levels. It is our belief that capital not considered necessary to support current and anticipated business should be returned to the Company's shareholders through dividends and repurchases of its shares.

During 2004, the Company repurchased and retired 1,734,055 shares of its common stock at a total cost of $104.9 million and an average per share price of $60.48. In 2003, common stock repurchases totaled 2,083,101 shares at a total cost of $106.8 million and in 2002, repurchases were 2,393,881 shares at a cost of $113.2 million. At December 31, 2004, the Company had utilized the entire existing stock repurchase program.

Zions paid out dividends in 2004 of $1.26 per share compared with $1.02 and $0.80 per share in 2003 and 2002, respectively. The increases in 2003 and 2004 were partly in response to the changes in the federal tax law that were enacted in 2003 and that equalized the tax rates of capital gains and dividends. The Company paid $114.6 million in common stock dividends in 2004, and used $104.9 million to repurchase shares of Zions common stock. In total, we returned to shareholders $219.5 million out of total net income of $406.0 million, or 54.1%.

Chart 10. **DIVIDENDS PER SHARE**


$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
0.89
0.80
0.80
1.02
1.26
2000
2001
2002
2003
2004

During its January 2005 meeting, the Board of Directors approved a new program authorizing the repurchase of up to $60 million of the Company's common stock. In addition, at the same meeting, the Board of Directors declared a dividend of $0.36 per share payable on February 23, 2005 to shareholders of record on February 9, 2005. Further adjustments to either or both the dividend level and share repurchase level will be contemplated if the Company continues to generate capital through earnings at a rate faster than its ability to profitably deploy it.

Total shareholders' equity at December 31, 2004 was $2.8 billion, an increase of 9.8% over the $2.5 billion at December 31, 2003. Tangible common equity was $2.2 billion at the end of 2004 and $1.8 billion at the end of 2003. The Company's capital ratios were as follows at December 31, 2004 and 2003:

	December 31,	
	2004	2003
Tangible common equity ratio	**6.80%**	6.53%
Average common equity to average assets	**8.60**	8.75
Risk-based capital ratios:		
Tier 1 leverage	**8.31**	8.06
Tier 1 risk-based capital	**9.35**	9.42
Total risk-based capital	**14.05**	13.52

The increase in the tangible common equity ratio for 2004 was primarily the result of earnings for 2004, partially offset by a $27.0 million decrease in other comprehensive income. The increases in the Tier 1 leverage and total risk-based capital ratios resulted primarily from increased earnings, as well as an increase in qualifying subordinated debt for the total risk-based capital ratio.

The U.S. federal bank regulatory agencies' risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the "BIS"). The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 accord with a new capital framework that would set capital requirements for operational risk and materially change the existing capital requirements for credit risk and market risk exposures. Operational risk is defined by the proposal to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 accord does not include separate capital requirements for operational risk.

In January 2005, the U.S. banking regulators issued an interagency statement with regard to the U.S. implementation of the Basel II Framework. They have set January 2008 as the effective date for the final regulations, with mid-year 2006 for the publication of the final rule. The regulators have previously stated that approximately the ten largest U.S. bank holding companies will be required to adopt the new standard, and that others may elect to "opt in." We do not currently expect to be an early "opt in" bank holding company, as the Company does not have in place the data collection and analytical capabilities necessary to adopt Basel II. However, we believe that the competitive advantages afforded to companies that do adopt the framework will make it necessary for the Company to elect to "opt in" at some point, and we have begun investing in the required capabilities.

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Zions Bancorporation and subsidiaries ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined by Exchange Act Rules 13a-15 and 15d-15.

The Company's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by the Company's management.

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2004, and has also issued an attestation report, which is included herein, on internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board ("PCAOB").

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting, that Zions Bancorporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Zions Bancorporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Zions Bancorporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Zions Bancorporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 1, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Salt Lake City, Utah
March 1, 2005

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 8 to the financial statements, effective January 1, 2002, Zions Bancorporation and subsidiaries adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Zions Bancorporation and subsidiaries' internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Salt Lake City, Utah
March 1, 2005

CONSOLIDATED BALANCE SHEETS

ZIONS BANCORPORATION AND SUBSIDIARIES

DECEMBER 31, 2004 AND 2003

(In thousands, except share amounts)	2004	2003
ASSETS		
Cash and due from banks	**$ 850,998**	1,119,351
Money market investments:		
Interest-bearing deposits	**1,251**	884
Federal funds sold	**130,086**	54,850
Security resell agreements	**461,750**	512,960
Investment securities:		
Held to maturity, at cost (approximate market value $641,783 and $0)	**641,659**	-
Available for sale, at market	**4,189,486**	4,437,793
Trading account, at market (includes $163,248 and $211,943 transferred as collateral under repurchase agreements)	**290,070**	380,224
	5,121,215	4,818,017
Loans:		
Loans held for sale	**196,736**	176,886
Loans and leases	**22,535,344**	19,839,755
	22,732,080	20,016,641
Less:		
Unearned income and fees, net of related costs	**104,959**	96,280
Allowance for loan losses	**271,117**	268,506
Loans and leases, net of allowance	**22,356,004**	19,651,855
Other noninterest bearing investments	**665,198**	584,377
Premises and equipment, net	**409,210**	407,825
Goodwill	**642,645**	654,152
Core deposit and other intangibles	**55,440**	68,747
Other real estate owned	**11,877**	18,596
Other assets	**764,160**	666,624
	$ 31,469,834	28,558,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	**$ 6,821,528**	5,882,929
Interest-bearing:		
Savings and money market	**13,349,347**	12,044,499
Time under $100,000	**1,387,784**	1,507,628
Time $100,000 and over	**1,294,109**	1,227,113
Foreign	**439,493**	234,526
	23,292,261	20,896,695
Securities sold, not yet purchased	**309,893**	263,379
Federal funds purchased	**1,841,092**	1,370,619
Security repurchase agreements	**683,984**	841,170
Other liabilities	**429,129**	442,020
Commercial paper	**165,447**	126,144
Federal Home Loan Bank advances and other borrowings:		
One year or less	**15,949**	215,354
Over one year	**228,152**	231,440
Long-term debt	**1,690,589**	1,611,618
Total liabilities	**28,656,496**	25,998,439
Minority interest	**23,359**	19,776
Shareholders' equity:		
Capital stock:		
Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none	**-**	-
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 89,829,947 and 89,840,638 shares	**972,065**	985,904
Retained earnings	**1,830,064**	1,538,677
Accumulated other comprehensive income (loss)	**(7,932)**	19,041
Shares held in trust for deferred compensation, at cost	**(4,218)**	(3,599)
Total shareholders' equity	**2,789,979**	2,540,023
	$ 31,469,834	28,558,238

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except per share amounts)	2004	2003	2002
Interest income:			
Interest and fees on loans	**$ 1,243,399**	1,178,767	1,227,358
Interest on loans held for sale	**5,038**	8,280	9,437
Lease financing	**16,839**	18,893	20,589
Interest on money market investments	**16,355**	13,011	18,625
Interest on securities:			
Held to maturity – taxable	**5,467**	-	2,292
Held to maturity – nontaxable	**18,742**	-	-
Available for sale – taxable	**160,621**	126,592	128,622
Available for sale – nontaxable	**9,062**	29,205	26,889
Trading account	**29,615**	24,640	22,107
Total interest income	**1,505,138**	1,399,388	1,455,919
Interest expense:			
Interest on savings and money market deposits	**121,189**	111,616	164,594
Interest on time and foreign deposits	**61,177**	71,875	114,128
Interest on borrowed funds	**148,276**	120,403	142,055
Total interest expense	**330,642**	303,894	420,777
Net interest income	**1,174,496**	1,095,494	1,035,142
Provision for loan losses	**44,067**	69,940	71,879
Net interest income after provision for loan losses	**1,130,429**	1,025,554	963,263
Noninterest income:			
Service charges and fees on deposit accounts	**131,683**	129,846	118,994
Loan sales and servicing income	**79,081**	89,334	73,445
Other service charges, commissions and fees	**90,928**	84,666	77,883
Trust and investment management income	**16,977**	21,057	18,479
Income from securities conduit	**35,185**	29,421	20,317
Dividends and other investment income	**31,812**	28,508	35,469
Market making, trading and nonhedge derivative income	**17,565**	29,358	39,029
Equity securities gains (losses), net	**(9,765)**	63,807	(25,316)
Fixed income securities gains (losses), net	**2,510**	(17)	358
Other	**21,887**	14,115	18,156
Total noninterest income	**417,863**	490,095	376,814
Noninterest expense:			
Salaries and employee benefits	**531,303**	491,563	478,028
Occupancy, net	**73,716**	70,986	68,627
Furniture and equipment	**65,781**	65,462	63,429
Legal and professional services	**32,390**	26,039	25,347
Postage and supplies	**25,679**	25,805	27,582
Advertising	**19,747**	18,212	20,577
Debt extinguishment cost	**-**	24,210	-
Impairment losses on long-lived assets	**712**	2,652	4,942
Restructuring charges	**1,068**	1,872	3,349
Amortization of core deposit and other intangibles	**14,129**	14,190	13,379
Provision for unfunded lending commitments	**467**	-	-
Other	**158,307**	152,871	153,668
Total noninterest expense	**923,299**	893,862	858,928
Impairment loss on goodwill	**602**	75,628	-
Income from continuing operations before income taxes and minority interest	**624,391**	546,159	481,149
Income taxes	**220,126**	213,751	167,702
Minority interest	**(1,722)**	(7,185)	(3,660)
Income from continuing operations	**405,987**	339,593	317,107

CONSOLIDATED STATEMENTS OF INCOME *(CONTINUED)*

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except per share amounts)	2004	2003	2002
Discontinued operations:			
Loss from operations of discontinued subsidiaries	$ -	(466)	(18,304)
Impairment losses and loss on sale	-	(2,407)	(28,691)
Income tax benefit	-	(1,103)	(18,535)
Loss on discontinued operations	-	(1,770)	(28,460)
Income before cumulative effect of change in accounting principle	**405,987**	337,823	288,647
Cumulative effect of change in accounting principle, net of tax	-	-	(32,369)
Net income	$ **405,987**	337,823	256,278
Weighted average shares outstanding during the year:			
Basic shares	**89,663**	90,048	91,566
Diluted shares	**90,882**	90,734	92,079
Net income per common share:			
Basic:			
Income from continuing operations	$ **4.53**	3.77	3.46
Loss on discontinued operations	-	(0.02)	(0.31)
Cumulative effect of change in accounting principle	-	-	(0.35)
Net income	$ **4.53**	3.75	2.80
Diluted:			
Income from continuing operations	$ **4.47**	3.74	3.44
Loss on discontinued operations	-	(0.02)	(0.31)
Cumulative effect of change in accounting principle	-	-	(0.35)
Net income	$ **4.47**	3.72	2.78

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands, except share amounts)	Common stock		Retained earnings	Accumulated other comprehensive income (loss)				Shares held in trust for deferred compensation	Total shareholders' equity
	Shares	Amount		Net unrealized gains (losses) on investments, retained interests and other	Net unrealized gains (losses) on derivative instruments	Minimum pension liability	Subtotal		
BALANCE, DECEMBER 31, 2001	92,208,736	$ 1,111,214	1,109,704	31,774	28,177	-	59,951	-	2,280,869
Comprehensive income:									
Net income			256,278						256,278
Other comprehensive income, net of tax:									
Net realized and unrealized holding losses during the year, net of income tax benefit of $1,880				(3,035)			(3,035)		
Reclassification for net realized losses recorded in operations, net of income tax benefit of $9,546				15,412			15,412		
Net unrealized losses on derivative instruments, net of reclassification to operations of $34,916 and income tax benefit of $1,708					(2,757)		(2,757)		
Minimum pension liability, net of income tax benefit of $15,128						(23,357)	(23,357)		
Other comprehensive income (loss)				12,377	(2,757)	(23,357)	(13,737)		(13,737)
Total comprehensive income									242,541
Stock redeemed and retired	(2,393,881)	(113,215)							(113,215)
Stock options exercised, net of shares tendered and retired	569,579	19,841							19,841
Issuance of common shares for acquisitions	333,258	17,048							17,048
Cash dividends – common, $.80 per share			(73,241)						(73,241)
BALANCE, DECEMBER 31, 2002	90,717,692	1,034,888	1,292,741	44,151	25,420	(23,357)	46,214	-	2,373,843
Comprehensive income:									
Net income			337,823						337,823
Other comprehensive income, net of tax:									
Net realized and unrealized holding losses during the year, net of income tax benefit of $3,225				(5,207)			(5,207)		
Reclassification for net realized gains recorded in operations, net of income tax expense of $9,248				(14,929)			(14,929)		
Net unrealized losses on derivative instruments, net of reclassification to operations of $42,990 and income tax benefit of $9,312					(14,704)		(14,704)		
Minimum pension liability, net of income tax expense of $4,965						7,667	7,667		
Other comprehensive income (loss)				(20,136)	(14,704)	7,667	(27,173)		(27,173)
Total comprehensive income									310,650
Stock redeemed and retired	(2,083,101)	(106,844)							(106,844)
Stock options exercised, net of shares tendered and retired	1,206,047	57,860							57,860
Cash dividends – common, $1.02 per share			(91,887)						(91,887)
Cost of shares held in trust for deferred compensation								(3,599)	(3,599)
BALANCE, DECEMBER 31, 2003	89,840,638	985,904	1,538,677	24,015	10,716	(15,690)	19,041	(3,599)	2,540,023

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME *(CONTINUED)*

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common stock			Accumulated other comprehensive income (loss)					
(In thousands, except share amounts)	Shares	Amount	Retained earnings	Net unrealized gains (losses) on investments, retained interests and other	Net unrealized gains (losses) on derivative instruments	Minimum pension liability	Subtotal	Shares held in trust for deferred compensation	Total shareholders' equity
Comprehensive income:									
Net income		$	405,987						405,987
Other comprehensive income, net of tax:									
Net realized and unrealized holding losses during the year, net of income tax benefit of $2,244				(3,622)			(3,622)		
Foreign currency translation				803			803		
Reclassification for net realized gains recorded in operations, net of income tax expense of $881				(1,422)			(1,422)		
Net unrealized losses on derivative instruments, net of reclassification to operations of $44,290 and income tax benefit of $12,574					(20,209)		(20,209)		
Minimum pension liability, net of income tax benefit of $1,579						(2,523)	(2,523)		
Other comprehensive loss				(4,241)	(20,209)	(2,523)	(26,973)		(26,973)
Total comprehensive income									379,014
Stock redeemed and retired	(1,734,055)	(104,881)							(104,881)
Stock options exercised, net of shares tendered and retired	1,723,364	91,042							91,042
Cash dividends – common, $1.26 per share			(114,600)						(114,600)
Cost of shares held in trust for deferred compensation								(619)	(619)
BALANCE, DECEMBER 31, 2004	**89,829,947**	**$ 972,065**	**1,830,064**	**19,774**	**(9,493)**	**(18,213)**	**(7,932)**	**(4,218)**	**2,789,979**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 405,987**	337,823	256,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle, net of tax	**-**	-	32,369
Impairment losses on goodwill, other intangibles and long lived assets	**1,314**	78,280	33,633
Debt extinguishment cost	**-**	24,210	-
Provision for loan losses	**44,067**	69,940	71,879
Depreciation of premises and equipment	**59,479**	59,799	59,131
Amortization	**35,298**	34,737	37,906
Deferred income tax expense (benefit)	**(21,914)**	(13,529)	2,837
Loss allocated to minority interest	**(1,722)**	(7,185)	(3,660)
Equity securities losses (gains), net	**9,765**	(63,807)	25,316
Fixed income securities losses (gains), net	**(2,510)**	17	(358)
Net decrease (increase) in trading securities	**245,471**	(48,614)	(228,714)
Proceeds from sales of loans held for sale	**735,392**	621,251	566,643
Additions to loans held for sale	**(707,320)**	(490,537)	(558,183)
Net gains on sales of loans, leases and other assets	**(53,317)**	(66,993)	(38,530)
Net increase in cash surrender value of bank-owned life insurance	**(18,478)**	(18,978)	(18,903)
Undistributed earnings of affiliates	**(8,286)**	(7,007)	(13,702)
Change in accrued income taxes	**(4,292)**	(45,892)	27,565
Change in accrued interest receivable	**(12,890)**	(10,819)	37,608
Change in other assets	**147,075**	86,636	(123,049)
Change in other liabilities	**(198,285)**	(67,189)	87,918
Change in accrued interest payable	**1,469**	2,232	(5,660)
Other, net	**6,069**	9,061	(1,570)
Net cash provided by operating activities	**662,372**	483,436	246,754
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net decrease (increase) in money market investments	**212,169**	(26,910)	(250,759)
Proceeds from maturities of investment securities held to maturity	**133,859**	-	1,415
Purchases of investment securities held to maturity	**(138,859)**	-	(29,400)
Proceeds from sales of investment securities available for sale	**3,102,382**	5,927,160	10,081,114
Proceeds from maturities of investment securities available for sale	**614,818**	1,083,462	1,860,299
Purchases of investment securities available for sale	**(4,111,839)**	(8,151,363)	(11,830,782)
Proceeds from sales of loans and leases	**996,249**	1,115,907	1,380,430
Securitized loans repurchased	**-**	(22,396)	(430,164)
Net increase in loans and leases	**(3,888,410)**	(2,157,123)	(2,679,817)
Proceeds from sales of other noninterest bearing investments	**4,272**	116,918	83,756
Net increase in other noninterest bearing investments	**(39,365)**	(43,249)	(44,044)
Proceeds from sales of premises and equipment	**11,301**	4,672	10,037
Purchases of premises and equipment	**(72,289)**	(83,272)	(97,821)
Proceeds from sales of other assets	**16,231**	50,585	21,683
Net cash received from acquisitions	**1,076**	-	9,690
Net cash paid for net liabilities on branches sold	**(17,746)**	-	(68,352)
Net cash used in investing activities	**(3,176,151)**	(2,185,609)	(1,982,715)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(CONTINUED)*

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	**$ 2,560,653**	763,633	2,285,152
Net change in short-term funds borrowed	**(232,677)**	624,724	(523,316)
Proceeds from FHLB advances and other borrowings over one year	**-**	3,141	3,250
Payments on FHLB advances and other borrowings over one year	**(3,288)**	(12,399)	(3,010)
Proceeds from issuance of long-term debt	**300,000**	893,395	331,138
Debt issuance costs	**(2,025)**	(4,019)	(10,401)
Payments on long-term debt	**(240,006)**	(363,995)	(68,616)
Debt extinguishment cost	**-**	(24,210)	-
Proceeds from issuance of common stock	**82,250**	52,689	16,907
Payments to redeem common stock	**(104,881)**	(106,844)	(113,215)
Dividends paid	**(114,600)**	(91,887)	(73,241)
Net cash provided by financing activities	**2,245,426**	1,734,228	1,844,648
Net increase (decrease) in cash and due from banks	**(268,353)**	32,055	108,687
Cash and due from banks at beginning of year	**1,119,351**	1,087,296	978,609
Cash and due from banks at end of year	**$ 850,998**	1,119,351	1,087,296
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	**$ 321,677**	313,673	424,735
Income taxes	**240,773**	245,698	113,349
Loans transferred to other real estate owned	**9,903**	40,692	43,987
Investment securities available for sale transferred to investment securities held to maturity	**636,494**	-	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ZIONS BANCORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Zions Bancorporation ("the Parent") is a financial holding company headquartered in Salt Lake City, Utah, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its majority-owned subsidiaries ("the Company," "we," "our," "us"). Unconsolidated investments in which there is a greater than 20% ownership are accounted for by the equity method of accounting; those in which there is less than 20% ownership are generally carried at cost. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*. FIN 46R, as revised from FIN 46, requires consolidation of a variable interest entity ("VIE") when a company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both. Upon adoption of FIN 46R beginning in 2004, we deconsolidated the trusts involved in our trust preferred borrowing arrangements, as more fully described in Note 12. We have not consolidated or deconsolidated any other entity as a result of the adoption of FIN 46R. The analyses required of our variable interests have concluded in each case that we are not the primary beneficiary as defined by FIN 46R. Ongoing reviews of our variable interests have not identified any events that would change our previous conclusions. As described in Note 5, Zions First National Bank ("ZFNB") holds variable interests in securitization structures. All of these structures are qualifying special-purpose entities, which are exempt from the consolidation requirements of FIN 46R.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and prevailing practices within the financial services industry. In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on our behalf take possession of the underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. We are permitted by contract to sell or repledge certain securities that we accept as collateral for security resell agreements. If sold, our obligation to return the collateral is recorded as a liability and included in the balance sheet as securities sold, not yet purchased. As of December 31, 2004, we held approximately $462 million of securities for which we were permitted by contract to sell or repledge. The majority of these securities have been either pledged or otherwise transferred to others in connection with our financing activities, or to satisfy our commitments under short sales. Security resell agreements averaged approximately $1.3 billion during 2004, and the maximum amount outstanding at any month-end during 2004 was $1.9 billion.

INVESTMENT SECURITIES

We classify our investment securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held to maturity debt securities are stated at cost, net of unamortized premiums and unaccreted discounts. Upon purchase, the Company has the intent and ability to hold such securities to maturity. Debt securities held for investment and marketable equity securities not accounted for under the equity method of accounting are classified as available for sale and are recorded at fair value. Unrealized gains and losses, after applicable taxes, are recorded as a component of other comprehensive income. Any declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income. The review for other-than-temporary declines takes into account current market conditions, offering prices, trends and volatility of earnings, current analysts' evaluations, and other key measures.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in trading income.

The market values of available for sale and trading securities are generally based on quoted market prices or dealer quotes. If a quoted market price is not available, market value is estimated using quoted market prices for comparable securities or a discounted cash flow model based on established market rates.

LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using the interest method. Interest income is recognized on an accrual basis.

Loans held for sale are carried at the lower of aggregate cost or market value. Gains and losses are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

NONACCRUAL LOANS

Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well secured and in the process of collection or when, in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on nonaccrual status inasmuch as they are normally charged off when they become 120 days past due. A loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan becomes both well secured and in the process of collection.

IMPAIRED LOANS

Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

The assessment for impairment occurs when and while such loans are on nonaccrual. When a loan has been identified as being impaired, the amount of impairment will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when appropriate, the loan's observable market value or the fair value of the collateral (less any selling costs) if the loan is collateral-dependent.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses.

RESTRUCTURED LOANS

In cases where a borrower experiences financial difficulty and we make certain concessionary modifications to contractual terms, the loan is classified as a restructured (accruing) loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from the impairment assessment and may cease to be considered impaired loans in the calendar years subsequent to the restructuring if they are not impaired based on the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, our loan and lease portfolio is broken into segments based on loan type.

For commercial loans, we use historical loss experience factors by segment, adjusted for changes in trends and conditions, to help determine an indicated allowance for each portfolio segment. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific segment. Other considerations include volumes and trends of delinquencies, nonaccruals, levels of repossessions and bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk, and experience and abilities of the Company's lending personnel.

In addition to the segment evaluations, loans graded substandard or doubtful with an outstanding balance of $500 thousand or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the above threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

The above methodology was also used to evaluate the allowance for consumer loans. However, beginning in the second quarter of 2004, we implemented a new methodology accepted by the industry to evaluate the allowance for consumer loans. We develop historical rates at which loans migrate from one delinquency level to the next higher level. Comparing these average roll rates to actual losses, the model can project losses for rolling twelve-month periods with updated data broken down by product groupings with similar risk profiles. At the time of adoption, this methodology did not have a significant impact on the allowance for consumer loans.

After a preliminary allowance for credit losses has been established for the loan portfolio segments, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate the imprecision inherent in most estimates of expected credit losses and also supplements the allowance. This supplemental portion of the allowance includes our judgmental consideration of any additional amounts necessary for subjective factors such as economic uncertainties and excess concentration risks.

NONMARKETABLE SECURITIES

Nonmarketable securities are included in other noninterest bearing investments on the balance sheet. These securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company's management team. We believe that the cost of an investment is initially the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

ASSET SECURITIZATIONS

When we sell receivables in securitizations of home equity loans and small business loans, we may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Quoted market prices are generally not available for retained interests. To obtain fair values, we estimate the present value of future expected cash flows using our best judgment of key assumptions, including credit losses, prepayment speeds and methods, forward yield curves, and discount rates commensurate with the risks involved. Retained interests are included in other assets in the balance sheet.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed primarily on the straight-line method, is charged to operations over the estimated useful lives of the properties, generally from 25 to 40 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter.

BUSINESS COMBINATIONS

Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, issued by the FASB, supersedes certain previous accounting guidance for business combinations completed after June 30, 2001, and eliminates the pooling of interests method of accounting. Under the purchase method, net assets of the business acquired are recorded at their estimated fair values as of the date of acquisition. Any excess of the cost of acquisition over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. Results of operations of the acquired business are included in the statement of income from the date of acquisition.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

In 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, and no longer amortize goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Core deposit assets and other intangibles with finite useful lives are generally amortized on an accelerated basis using an estimated useful life of up to 10 years.

DERIVATIVE INSTRUMENTS

We use derivative instruments including interest rate swaps and basis swaps as part of our overall asset and liability duration and interest rate risk management strategy. These instruments enable us to manage desired asset and liability duration and to reduce interest rate exposure by matching estimated repricing periods of interest-sensitive assets and liabilities. We also execute derivative instruments with commercial banking customers to facilitate their risk management strategies. As required by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, we record all derivatives at fair value in the balance sheet as either other assets or other liabilities. See further discussion in Note 6.

COMMITMENTS AND LETTERS OF CREDIT

In the ordinary course of business, we enter into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The credit risk associated with these commitments, when indistinguishable from the underlying funded loan, is considered in our determination of the allowance for loan losses. As of December 31, 2003, we reclassified to other liabilities the portion of the allowance that was distinguishable and related to undrawn commitments to extend credit.

SHARE-BASED COMPENSATION

The following disclosures are required by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This Statement provides guidance to transition from the intrinsic value method of accounting for share-based compensation under Accounting Principles Board Opinion

No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* to the fair value method under SFAS No. 123, *Accounting for Stock-Based Compensation.* See Note 2, which discusses the new accounting pronouncement for share-based payments. Our share-based employee compensation plans and our nonemployee director share-based compensation plan are described in Note 17. We continue to account for our share-based compensation plans under APB 25 and have not recorded any compensation expense, as the exercise price of the stock options was equal to the quoted market price of the stock on the date of grant.

The impact on net income and net income per common share if we had applied the provisions of SFAS 123 to share-based payments is as follows *(in thousands, except per share amounts)*:

	2004	2003	2002
Net income, as reported	**$ 405,987**	337,823	256,278
Deduct: Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(12,503)**	(15,395)	(17,225)
Pro forma net income	**$ 393,484**	322,428	239,053
Net income per common share:			
Basic – as reported	**$ 4.53**	3.75	2.80
Basic – pro forma	**4.39**	3.58	2.61
Diluted – as reported	**4.47**	3.72	2.78
Diluted – pro forma	**4.33**	3.55	2.60

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted average of fair value and the assumptions used in applying the Black-Scholes option-pricing model to compute the pro forma impact of share-based compensation expense on net income and net income per common share for options granted:

	2004	2003	2002
Weighted average of fair value for options granted	**$ 11.85**	9.05	11.54
Weighted average assumptions used:			
Expected dividend yield	**2.0%**	1.9%	1.8%
Expected volatility	**26.8%**	28.0%	26.5%
Risk-free interest rate	**3.11%**	2.38%	3.77%
Expected life (in years)	**3.8**	3.8	3.8

Included in the pro forma share-based compensation expense is the effect of stock options issued by one of our nonbanking subsidiaries, NetDeposit, Inc. The following summarizes the weighted average of fair value and the assumptions used for the years the options were granted. These assumptions are more subjective because NetDeposit is a recently formed nonpublic company:

	2004	2003
Weighted average of fair value for options granted	**$ 0.41**	0.25
Weighted average assumptions used:		
Expected dividend yield	**5.0%**	5.0%
Expected volatility	**70.0%**	70.0%
Risk-free interest rate	**3.10%**	2.86%
Expected life (in years)	**5.5**	5.5

INCOME TAXES

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

NET INCOME PER COMMON SHARE

Basic net income per common share is based on the weighted average outstanding common shares during each year. Diluted net income per common share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Diluted net income per common share excludes common stock equivalents whose effect is antidilutive.

2. OTHER RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment,* which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends SFAS No. 95, *Statement of Cash Flows.* SFAS 123R utilizes a "modified grant-date" approach in which the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions. Generally, this approach is similar to that of SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. The pro forma disclosure permitted by SFAS 123 as shown in Note 1 will no longer be an alternative.

SFAS 123R is effective for public companies for interim or annual periods beginning after June 15, 2005. We will adopt SFAS 123R effective July 1, 2005 at the beginning of the third quarter using the "modified prospective" method. Under this method, compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adopting SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and net income per common share in Note 1.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior years for such excess tax deductions has not been significant.

In September 2004, the FASB delayed the effective date of the recognition and measurement guidance contained in paragraphs 10-20 of Emerging Issues Task Force ("EITF") Issue No. 03-1 ("EITF 03-1"), *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The FASB is continuing to develop this implementation guidance. EITF 03-1 clarifies the accounting and provides additional disclosure guidance for securities whose market value has declined below cost or book value. Note 3 provides the currently required disclosure for securities in these circumstances.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, ("SOP 03-3"), *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004.

Additional recent accounting pronouncements are discussed throughout the Notes to Consolidated Financial Statements.

3. INVESTMENT SECURITIES

Investment securities as of December 31, 2004 are summarized as follows *(in thousands)*:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Held to maturity				
Municipal securities	**$ 641,659**	**6,731**	**6,607**	**641,783**
Available for sale				
U.S. Treasury securities	**$ 35,854**	**601**	**-**	**36,455**
U.S. government agencies and corporations:				
Small Business Administration loan-backed securities	**711,685**	**3,797**	**4,728**	**710,754**
Other agency securities	**275,361**	**2,682**	**1,690**	**276,353**
Municipal securities	**94,713**	**1,719**	**100**	**96,332**
Mortgage/asset-backed and other debt securities	**2,743,214**	**29,379**	**12,393**	**2,760,200**
	3,860,827	**38,178**	**18,911**	**3,880,094**
Other securities:				
Mutual funds	**301,120**	**354**	**-**	**301,474**
Stock	**6,625**	**2,555**	**1,262**	**7,918**
	$ 4,168,572	**41,087**	**20,173**	**4,189,486**

Investment securities as of December 31, 2003 are summarized as follows *(in thousands)*:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available for sale				
U.S. Treasury securities	$ 41,645	1,620	1	43,264
U.S. government agencies and corporations:				
Small Business Administration loan-backed securities	737,564	5,575	2,232	740,907
Other agency securities	240,805	1,785	997	241,593
Municipal securities	715,486	9,547	7,164	717,869
Mortgage/asset-backed and other debt securities	2,351,002	25,142	7,921	2,368,223
	4,086,502	43,669	18,315	4,111,856
Other securities:				
Mutual funds	317,831	678	67	318,442
Stock	8,264	1,489	2,258	7,495
	$ 4,412,597	45,836	20,640	4,437,793

The amortized cost and estimated market value of investment debt securities as of December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties *(in thousands)*:

	Held to maturity		Available for sale	
	Amortized cost	Estimated market value	Amortized cost	Estimated market value
Due in one year or less	$ 78,287	78,793	326,414	327,058
Due after one year through five years	199,677	200,658	692,052	694,102
Due after five years through ten years	185,714	185,832	315,215	322,058
Due after ten years	177,981	176,500	2,527,146	2,536,876
	$ 641,659	641,783	3,860,827	3,880,094

The following is a summary as of December 31, 2004 of the amount of gross unrealized losses and the estimated market value by length of time that the securities have been in an unrealized loss position *(in thousands)*:

	Less than 12 months		12 months or more		Total	
	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value
Held to maturity						
Municipal securities	$ 1,399	115,663	5,208	86,747	6,607	202,410
Available for sale						
U.S. government agencies and corporations:						
Small Business Administration loan-backed securities	$ 3,154	281,978	1,574	91,120	4,728	373,098
Other agency securities	1,595	163,792	95	6,226	1,690	170,018
Municipal securities	44	3,509	56	1,229	100	4,738
Mortgage/asset-backed and other debt securities	10,572	786,811	1,821	114,193	12,393	901,004
	15,365	1,236,090	3,546	212,768	18,911	1,448,858
Other securities:						
Stock	-	-	1,262	3,108	1,262	3,108
	$ 15,365	1,236,090	4,808	215,876	20,173	1,451,966

Unrealized losses on fixed income securities result from the current market yield on securities being higher than the book yield on the securities in the portfolio. Based on past experience with these types of investments and our own financial performance, we have the ability and intent to hold these investments to maturity or until fair value recovers above cost. During 2004, we transferred certain municipal securities from available for sale to held to maturity. The length of time these securities have been in an unrealized loss position includes the time they were classified as available for sale as well as held to maturity. Unrealized losses on other securities, including stock, result from poor financial performance and adverse market valuations. We review these investments on an ongoing basis according to our policy described in Note 1. While our review did not result in an other-than-temporary impairment adjustment as of December 31, 2004, we will continue to review these investments for possible adjustment in the future. At December 31, 2004, 873 held to maturity and 395 available for sale investment securities were in an unrealized loss position.

Gross gains and gross losses from investment securities of $4.2 million and $0.8 million in 2004, $25.3 million and $1.2 million in 2003, and $4.6 million and $0.9 million in 2002, respectively, were recognized in equity and fixed income securities gains (losses) in the statement of income.

Net losses from securities held by our venture capital subsidiaries and included in equity securities gains (losses) were $7.1 million in 2004, consisting of gross gains of $15.4 million and gross losses of $22.5 million. The net losses for 2003 and 2002 were $23.6 million and $18.4 million, respectively. Adjusted for expenses, minority interest, and income taxes, consolidated net income includes losses from our venture capital subsidiaries of approximately $4.5 million in 2004, $12.3 million in 2003, and $11.2 million in 2002. Nonmarketable securities held by our venture capital subsidiaries are included in other noninterest bearing investments in the balance sheet. The carrying value of these securities at December 31, 2004 and 2003 was $69.9 million and $63.7 million, respectively.

We recognized gross gains and gross losses of $1.0 million and $4.6 million in 2004 and $70.3 million and $7.0 million in 2003, respectively, from sales and write-downs of other equity investments included in other noninterest bearing investments. Included in the gross gains for 2003 is $68.5 million that we recognized from the sale of our investment in ICAP plc. In 2002, we recognized a loss of $10.3 million from the write-down of a minority interest in an investment banking firm. All of these gains and losses were included in equity securities gains (losses) in their respective years.

As of December 31, 2004 and 2003, securities with an amortized cost of $1.45 billion and $1.76 billion, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law. As described in Note 10, securities are also pledged as collateral for security repurchase agreements.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31 *(in thousands)*:

	2004	2003
Loans held for sale	**$ 196,736**	176,886
Commercial lending:		
Commercial and industrial	**4,642,729**	4,111,233
Leasing	**369,595**	376,775
Owner occupied	**3,790,564**	3,319,355
Total commercial lending	**8,802,888**	7,807,363
Commercial real estate:		
Construction	**3,536,447**	2,866,393
Term	**3,997,530**	3,402,077
Total commercial real estate	**7,533,977**	6,268,470
Consumer:		
Home equity credit line	**1,103,595**	838,495
1-4 family residential	**4,234,345**	3,873,688
Bankcard and other revolving plans	**225,238**	197,857
Other	**532,133**	749,175
Total consumer	**6,095,311**	5,659,215
Foreign loans	**5,138**	14,717
Other receivables	**98,030**	89,990
Total loans	**$ 22,732,080**	20,016,641

Owner occupied and commercial term loans included unamortized premium of approximately $39.1 million and $25.8 million at December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, loans with a carrying value of $1.8 billion and $1.9 billion, respectively, were included as blanket pledges of security for Federal Home Loan Bank advances.

We sold loans totaling $687 million in 2004, $603 million in 2003, and $567 million in 2002 that were classified as held for sale. Income from loans sold, excluding servicing, of both loans held for sale and loan securitizations was $55.3 million in 2004, $64.6 million in 2003, and $48.2 million in 2002.

Changes in the allowance for loan losses are summarized as follows *(in thousands)*:

	2004	2003	2002
Balance at beginning of year	**$ 268,506**	279,593	260,483
Allowance of branches sold	**(2,067)**		
Allowance for loan losses of companies acquired	**-**	-	1,010
Additions:			
Provision for loan losses	**44,067**	69,940	71,879
Allowance for securitized loans repurchased	**-**	-	9,874
Recoveries	**20,265**	16,791	20,679
Deductions:			
Loan charge-offs	**(59,654)**	(85,603)	(84,332)
	271,117	280,721	279,593
Reclassification of allowance for unfunded lending commitments	**-**	(12,215)	-
Balance at end of year	**$ 271,117**	268,506	279,593

The reclassified allowance in 2003 is for potential credit losses related to undrawn commitments to extend credit. The reclassification was made as of December 31, 2003 to other liabilities. Previous years' amounts were not restated.

Nonaccrual loans were $84 million and $98 million at December 31, 2004 and 2003, respectively. Loans past due 90 days or more as to interest or principal and still accruing interest were $16 million and $24 million at December 31, 2004 and 2003, respectively.

Our recorded investment in impaired loans was $41 million and $44 million at December 31, 2004 and 2003, respectively. Impaired loans of $27 million and $21 million at December 31, 2004 and 2003 required an allowance of $9 million and $5 million, respectively, which is included in the allowance for loan losses. Contractual interest due and interest foregone on impaired loans were $3.6 million and $3.0 million, respectively for 2004, $6.2 million and $5.6 million for 2003, and $7.3 million and $5.8 million for 2002. The average recorded investment in impaired loans was $49 million in 2004, $51 million in 2003, and $69 million in 2002.

Concentrations of credit risk from financial instruments (whether on- or off-balance sheet) occur when groups of customers or counterparties having similar economic characteristics are unable to meet contractual obligations when similarly affected by changes in economic or other conditions. Credit risk includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. We have no significant exposure to any individual customer or counterparty.

Most of our business activity is with customers located in the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2004, the larger concentrations of risk in the commercial loan and leasing portfolios are represented by the real estate, construction, business services, and transportation industry groupings. We have no significant exposure to highly-leveraged transactions. See discussion in Note 18 regarding commitments to extend additional credit.

5. ASSET SECURITIZATIONS

SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* relates to the transfer and servicing of financial assets and extinguishments of liabilities. The Statement also provides guidance on the recognition and reclassification of collateral, including disclosures relating to collateral and securitization transactions.

We sell for cash home equity loans to revolving securitization structures. In 2002, we also sold automobile loans and credit card receivables. We retain servicing responsibilities and receive servicing fees. On an annualized basis, these fees approximate 0.5% of the outstanding loan balances for the home equity loans, and in 2002, 0.5% for the automobile loans and 2% for the credit card receivables. We recognized pretax gains from these securitizations of $8.7 million in 2004, $9.7 million in 2003, and $6.3 million in 2002 for the home equity loans, and in 2002, $5.8 million for the automobile loans and $6.2 million for the credit card receivables.

We retain subordinated tranche interests or cash reserve accounts that serve as credit enhancements on the securitizations. These retained interests provide us with rights to future cash flows arising after the investors in the securitizations have received the return for which they contracted, and after administrative and other expenses have been paid. The investors and the securitization vehicles have no recourse to other assets of the Company for failure of debtors to pay when due. Our retained interests are subject to credit, prepayment, and interest rate risks on the transferred loans and receivables.

The gain or loss on the sale of loans and receivables is the difference between the proceeds from the sale and the basis of the assets sold. The basis is determined by allocating the previous carrying amount between the assets sold and the retained interests, based on their relative fair values at the date of transfer. Fair values are based upon market prices at the time of sale for the assets and the estimated present value of future cash flows for the retained interests.

In December 2002, the applicable purchase agreements for automobile loans and credit card receivables were terminated under the terms of the respective securitization agreements with the consent of the parties to the agreements and a majority of the beneficial interest holders. As a result, ZFNB repurchased $361.7 million of automobile loans and $68.5 million of credit card receivables at fair value under the terms of the agreements. No gain or loss was recognized as a result of these transactions.

In addition, we sell small business loans to securitization structures. Previous to 2002, we also sold nonconforming residential real estate loans (jumbo mortgage loans) to securitization structures. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described previously also pertain to these transactions. Annualized servicing fees approximate 1% of the outstanding loan balances for the small business loans and 0.25% for the jumbo mortgage loans. For most small business loan sales, we do not establish a servicing asset because the lack of an active market does not make it practicable to estimate the fair value of servicing. We recognized pretax gains of $0.8 million in 2004, $2.4 million in 2003, and $6.7 million in 2002 for the small business loans.

In November 2003, ZFNB as servicer exercised its "clean-up call" rights under the provisions of the applicable agreement to purchase back all of the remaining jumbo mortgage loans from the securitization structure. This election was allowed under the terms of the agreement because the stated principal balance of the jumbo mortgage loans was less than 10% of the balance originally securitized. The amount paid of $22.4 million redeemed the stated balances plus any accrued interest, and approximated the fair value of the loans. No gain or loss was recognized as a result of this transaction.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales are as follows:

	Automobile loans	Credit card receivables	Home equity loans	Small business loans
2004:				
Prepayment method			**NA[1]**	**CPR[2]**
Annualized prepayment speed			**NA[1]**	**10, 15 Ramp up[3]**
Weighted-average life (in months)			**11**	**64**
Expected annual net loss rate			**0.10%**	**0.50%**
Residual cash flows discounted at			**15.0%**	**15.0%**
2003:				
Prepayment method			NA[1]	CPR[2]
Annualized prepayment speed			NA[1]	10, 15 Ramp up[3]
Weighted-average life (in months)			12	62
Expected annual net loss rate			0.25%	0.50%
Residual cash flows discounted at			15.0%	15.0%
2002:				
Prepayment method	ABS	ABS	CPR[2]	CPR[2]
Annualized prepayment speed	16.2%	5.0%	54.2%	15.0%
Weighted-average life (in months)	18	3	14	59
Expected annual net loss rate	1.25%	4.50%	0.25%	0.50%
Residual cash flows discounted at	15.0%	15.0%	15.0%	15.0%

[1] *The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. As a result, there is no assumed prepayment speed. The weighted average life assumption includes consideration of prepayment to determine the fair value of capitalized residual cash flows.*

[2] *"Constant prepayment rate"*

[3] *Annualized prepayment speed is 10% in the first year and 15% thereafter.*

Certain cash flows between the Company and the securitization structures are summarized as follows *(in millions)*:

	2004	2003	2002
Proceeds from new securitizations	**$ 605**	587	442
Proceeds from loans sold into revolving securitizations	**294**	331	616
Proceeds from collections reinvested in previous credit card securitizations	**-**	-	218
Servicing fees received	**20**	16	16
Other cash flows received on retained interests[1]	**95**	96	106
Repurchase of securitizations	**-**	(22)	(430)
	$ 1,014	1,008	968

[1] *Represents total cash flows received from retained interests other than servicing fees. Other cash flows include cash from interest-only strips and cash above the minimum required level in cash collateral accounts.*

We recognize interest income on retained interests in securitizations in accordance with the provisions of EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.* Interest income thus recognized, excluding revolving securitizations, which are accounted for as trading, was $22.5 million in 2004, $23.3 million in 2003, and $21.0 million in 2002.

Servicing fee income on all securitizations was $20.4 million in 2004, $16.2 million in 2003, and $16.1 million in 2002. All amounts of pretax gains, interest income, and servicing fee income are included in loan sales and servicing income in the statement of income.

Key economic assumptions for all securitizations outstanding at December 31, 2004 and the sensitivity of the current fair value of capitalized residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows at December 31, 2004 *(in millions of dollars and annualized percentage rates)*:

		Home equity loans	Small business loans
Carrying amount/fair value of capitalized residual cash flows		$ 8.0	93.0
Weighted-average life (in months)		11	20 - 66
Prepayment speed assumption		NA[1]	15.0% - 20.0%[2]
Decrease in fair value due to adverse change	-10%	$ NA[1]	2.8
	-20%	$ NA[1]	5.2
Expected credit losses		0.10%	0.40% - 0.50%
Decrease in fair value due to adverse change	-10%	$ -	2.5
	-20%	$ 0.1	5.0
Residual cash flows discount rate		15.0%	15.0%
Decrease in fair value due to adverse change	-10%	$ 0.1	2.8
	-20%	$ 0.1	5.4

[1] *The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. As a result, there is no assumed prepayment speed. The weighted average life assumption includes consideration of prepayment to determine the fair value of capitalized residual cash flows.*

[2] *The prepayment speed assumption for the 2004 SBA securitization is CPR 10, 15 Ramp up.*

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions cannot be extrapolated, as the relationship of the change in assumption to the change of fair value may not be linear. Also, the effect of a variation in one assumption is in reality, likely to further cause changes in other assumptions, which might magnify or counteract the sensitivities. On an ongoing basis, we change the fair value of retained interests based on current market assumptions.

At December 31, 2004 and 2003, the weighted average expected static pool credit losses for small business and jumbo mortgage loans (through the date of repurchase) were 1.85% and 2.90%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The following table presents quantitative information about delinquencies and net credit losses for those categories of loans for which securitizations existed at December 31. The Company only securitizes loans originated or purchased by ZFNB. Therefore, only loans and related delinquencies and net credit losses of commonly managed ZFNB loans are included *(in millions)*:

	Principal balance December 31,		Principal balance of loans past due 30+ days[1] December 31,		Net credit losses[2]		
	2004	2003	2004	2003	2004	2003	2002
Home equity loans	**$ 691.8**	611.6	**0.7**	0.8	**0.2**	0.1	0.2
Small business loans	**2,953.1**	2,303.3	**27.4**	32.4	**(0.4)**	6.7	4.0
Jumbo mortgage loans	**NA**	NA	**NA**	NA	**NA**	NA	0.4
Total loans managed or securitized – ZFNB	**3,644.9**	2,914.9	**28.1**	33.2	**(0.2)**	6.8	4.6
Less loans securitized – ZFNB[3]	**2,448.2**	2,145.7					
Loans held in portfolio – ZFNB	**$ 1,196.7**	769.2					

[1] *Loans greater than 30 days past due based on end of period total loans.*

[2] *Net credit losses are charge-offs net of recoveries and are based on total loans outstanding.*

[3] *Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded because they are recognized separately.*

ZFNB provides a liquidity facility ("Liquidity Facility") for a fee to Lockhart Funding, LLC ("Lockhart"), a qualifying special-purpose entity securities conduit. Lockhart purchases floating rate U.S. Government and AAA-rated securities with funds from the issuance of commercial paper. ZFNB also provides interest rate hedging support and administrative and investment advisory services for a fee. Pursuant to the Liquidity Facility contract, ZFNB is required to purchase securities from Lockhart to provide funds for Lockhart to repay maturing commercial paper upon Lockhart's inability to access the commercial paper market, or upon a commercial paper market disruption as specified in governing documents for Lockhart. Pursuant to the governing documents, including the liquidity agreement, if any security in Lockhart is downgraded below AA-, ZFNB may 1) place its letter of credit on the security, or 2) obtain credit enhancement from a third party, or 3) purchase the security from Lockhart at book value. At any given time, the maximum commitment of ZFNB is the book value of Lockhart's securities portfolio, which is not allowed to exceed the size of the Liquidity Facility commitment. At December 31, 2004, the book value of Lockhart's securities portfolio was $5.0 billion, which approximated market value, and the size of the Liquidity Facility commitment was $6.12 billion. No amounts were outstanding under the Liquidity Facility at December 31, 2004.

The FASB has issued an Exposure Draft, *Qualifying Special-Purpose Entities and Isolation of Transferred Assets*, which would amend SFAS 140. This new guidance proposes to change the requirements that an entity must meet to be considered a qualifying special-purpose entity. It is possible that Lockhart may need to be restructured to preserve its off-balance sheet status as a qualifying special-purpose entity.

6. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS 133, as currently amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

As required by SFAS 133, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are included with the asset and liability in the balance sheet with corresponding offsets recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

Our objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as we consider necessary, and to manage exposure to interest rate movements or other identified risks. To accomplish this objective, we use interest rate swaps as part of our cash flow hedging strategy. The derivatives are used to hedge the variable cash flows associated with designated commercial loans and investment securities. We use fair value hedges to manage interest rate exposure to certain long-term debt. As of December 31, 2004, no derivatives were designated for hedges of investments in foreign operations.

Exposure to credit risk arises from the possibility of nonperformance by counterparties. These counterparties primarily consist of financial institutions that are well established and well capitalized. We control this credit risk through credit approvals, limits, pledges of collateral, and monitoring procedures. No losses on derivative instruments have occurred as a result of counterparty nonperformance. Nevertheless, the related credit risk is considered and measured when and where appropriate.

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Derivatives not designated as hedges, including basis swap agreements, are not speculative and are used to manage our exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of SFAS 133.

Selected information with respect to notional amounts, recorded fair values, and related income (expense) of derivative instruments is summarized as follows *(in thousands)*:

	December 31, 2004			Year ended December 31, 2004			December 31, 2003			Year ended December 31, 2003		
	Notional amount	Fair value Asset	Fair value Liability	Interest income (expense)	Other income (expense)	Offset to interest expense	Notional amount	Fair value Asset	Fair value Liability	Interest income (expense)	Other income	Offset to interest expense
Cash flow hedges												
Interest rate swaps	**$ 2,561,000**	**5,980**	**14,770**	**44,394**			1,831,000	20,482	10,323	43,167		
Basis swaps	**50,000**		**13**	**(104)**			170,000		23	(177)		
	2,611,000	**5,980**	**14,783**	**44,290**			2,001,000	20,482	10,346	42,990		
Nonhedges												
Interest rate swaps	**622,140**	**5,004**	**743**		**(2,813)**		767,621	13,806	2,954		1,857	
Basis swaps	**2,500,000**	**2,647**	**143**		**4,292**		2,445,000	272	947		132	
	3,122,140	**7,651**	**886**		**1,479**		3,212,621	14,078	3,901		1,989	
Fair value hedges												
Long-term debt and other borrowings	**850,000**	**41,716**	**936**			**29,252**	960,125	39,425				22,561
Total	**$ 6,583,140**	**55,347**	**16,605**	**44,290**	**1,479**	**29,252**	6,173,746	73,985	14,247	42,990	1,989	22,561

For 2004, the preceding table includes interest rate swap products that we began providing as a service to our customers. Nonhedge interest rate swaps include $175.2 million in notional amount, $0.7 million in fair value for both assets and liabilities, and $0.9 million of other income for these customer swaps. Income from customer swaps is included in other service charges, commissions and fees. As with other derivative instruments, we have credit risk for any nonperformance by counterparties.

Other income (expense) is included in market making, trading and nonhedge derivative income. Interest income on fair value hedges is used to offset interest expense on long-term debt. The change in net unrealized gains or losses for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity and comprehensive income. Any hedge ineffectiveness on cash flow and fair value hedges has not been significant.

The remaining balances of any derivative instruments terminated prior to maturity, including amounts in accumulated other comprehensive income for swap hedges, are amortized generally on a straight-line basis to interest income or expense over the period to their previously stated maturity dates.

Amounts reported in accumulated other comprehensive income related to derivatives are reclassified to interest income as interest payments are received on variable rate loans and investment securities. The change in net unrealized gains or losses on cash flow hedges discussed above reflects a reclassification of net unrealized gains or losses from accumulated other comprehensive income to interest income, as disclosed in the statement of changes in shareholders' equity and comprehensive income. For 2005, we estimate that an additional $16 million will be reclassified.

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31 *(in thousands)*:

	2004	2003
Land	**$ 91,963**	82,536
Buildings	**234,607**	229,692
Furniture and equipment	**380,794**	360,345
Leasehold improvements	**96,282**	93,036
Total	**803,646**	765,609
Less accumulated depreciation and amortization	**394,436**	357,784
Net book value	**$ 409,210**	407,825

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Core deposit and other intangible assets and related accumulated amortization are as follows at December 31 *(in thousands)*:

	Gross carrying amount		Accumulated amortization		Net carrying amount	
	2004	2003	2004	2003	2004	2003
Core deposit intangibles	**$ 141,843**	143,620	**(88,169)**	(76,623)	**53,674**	66,997
Other intangibles	**2,496**	2,016	**(730)**	(266)	**1,766**	1,750
	$ 144,339	145,636	**(88,899)**	(76,889)	**55,440**	68,747

For 2004, the gross carrying amount and accumulated amortization of core deposit intangibles were reduced by $3.0 million and $2.1 million, respectively, for the Vectra branch sales discussed hereafter.

The amount of amortization expense of core deposit and other intangible assets is separately reflected in the statement of income. We have no intangible assets with indefinite lives.

Estimated amortization expense for core deposit and other intangible assets is as follows for the five years succeeding December 31, 2004 *(in thousands)*:

2005	$ 13,711
2006	13,587
2007	11,976
2008	5,477
2009	4,488

Changes in the carrying amount of goodwill by operating segment are as follows *(in thousands)*:

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consolidated Company
Balance as of January 1, 2003	$ 21,296	385,831	21,051	62,652	239,201	-	-	730,031
Impairment losses					(75,628)			(75,628)
Other adjustments	4			(255)				(251)
Balance as of December 31, 2003	21,300	385,831	21,051	62,397	163,573	-	-	654,152
Goodwill acquired during the year	**1,203**							**1,203**
Impairment losses	**(602)**							**(602)**
Goodwill written off from sale of branches					**(12,108)**			**(12,108)**
Balance as of December 31, 2004	**$ 21,901**	**385,831**	**21,051**	**62,397**	**151,465**	-	-	**642,645**

In 2003, we recognized an impairment loss on goodwill of $75.6 million for the restructuring of Vectra Bank Colorado ("Vectra"). Part of the impairment loss consisted of $7.1 million related to the sales of certain of Vectra's branches. The amount was determined by comparing the carrying value of the branches to their fair value based on bids, letters of intent and subsequent negotiations. The sales of these branches in 2004 removed $12.1 million of goodwill, $130 million of loans, and $165 million of deposits from the Company's balance sheet. Gain from the sales was approximately $0.7 million.

The remaining $68.5 million of the impairment loss resulted from an impairment analysis on the retained operations of Vectra. The amount was determined based on the calculation process specified in SFAS 142, which compares carrying value to the determined fair values of assets and liabilities excluding the branches sold. The determination of the fair values was made with the assistance of independent valuation consultants by a combination of an income approach using a discounted projected cash flow analysis and market value approaches using guideline companies and acquisition transactions.

The 2004 impairment loss on goodwill of $0.6 million related to the restructuring of Zions Bank International Ltd. ("ZBI," formerly Van der Moolen UK Ltd., or "VDM") because of disappointing operating performance. ZBI is an odd-lot electronic bond trading operation based in London, England. We had acquired VDM in April 2004 and had recorded goodwill of $1.2 million. The impairment amount was determined based on an income approach using a projected discounted cash flow analysis.

In connection with the goodwill impairment testing required by the adoption of SFAS 142, we recorded impairment losses of $32.4 million (net of income tax benefit of $2.7 million) as of January 1, 2002 as a cumulative effect adjustment. This related to the impairment in carrying value of our investments in certain e-commerce subsidiaries included in the "Other" operating segment. The impairment amount was determined by comparing the carrying value of these subsidiaries to their fair value at January 1, 2002, which was estimated from comparable market values including price-to-revenue multiples. In September 2002, additional impairment losses were recognized on these e-commerce subsidiaries, as discussed in Note 14.

9. DEPOSITS

At December 31, 2004, the scheduled maturities of all time deposits were as follows *(in thousands)*:

2005	$ 1,947,840
2006	350,194
2007	212,042
2008	90,046
2009 and thereafter	81,771
	$ 2,681,893

At December 31, 2004, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $323 million in 3 months or less, $239 million over 3 months through 6 months, $417 million over 6 months through 12 months, and $315 million over 12 months.

Deposit overdrafts reclassified as loan balances were $26 million and $44 million at December 31, 2004 and 2003, respectively.

10. SHORT-TERM BORROWINGS

Selected information for short-term borrowings is as follows *(in thousands)*:

	2004	2003	2002
Federal funds purchased:			
Average amount outstanding	**$ 1,393,344**	1,298,761	1,167,762
Weighted average rate	**1.33%**	1.09%	1.67%
Highest month-end balance	**$ 1,841,092**	1,694,841	1,991,882
Year-end balance	**$ 1,841,092**	1,370,619	819,807
Weighted average rate on outstandings at year-end	**2.19%**	0.97%	1.03%
Security repurchase agreements:			
Average amount outstanding	**$ 1,288,982**	1,306,041	1,360,395
Weighted average rate	**1.06%**	0.87%	1.44%
Highest month-end balance	**$ 1,363,420**	1,421,771	1,871,728
Year-end balance	**$ 683,984**	841,170	861,177
Weighted average rate on outstandings at year-end	**1.44%**	0.59%	0.79%

Short-term borrowings generally mature in less than 30 days. Our participation in security repurchase agreements is on an overnight or term basis. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under our control are pledged for and interest is paid on the collected balance of the customers' accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. As of December 31, 2004, overnight security repurchase agreements were $647.6 million and term security repurchase agreements were $36.4 million.

11. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank ("FHLB") advances and other borrowings over one year are summarized as follows at December 31 *(in thousands)*:

	2004	2003
FHLB advances, 3.66% – 7.30%	**$ 221,152**	224,440
SBA notes payable, 5.49% – 8.64%	**7,000**	7,000
	$ 228,152	231,440

The SBA notes payable are owed by a consolidated venture capital subsidiary. The weighted average interest rate on FHLB advances outstanding was 4.9% at December 31, 2004 and 2003.

The FHLB advances are borrowed by banking subsidiaries under their lines of credit, which are secured under a blanket pledge arrangement. The subsidiaries maintain unencumbered collateral with a carrying amount adjusted for the types of collateral pledged, equal to at least 100% of outstanding advances. Amounts of unused lines of credit available for additional FHLB advances totaled $2.6 billion at December 31, 2004.

Interest expense on FHLB advances and other borrowings over one year was $11.7 million in 2004, $12.3 million in 2003, and $12.5 million in 2002.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2004 *(in thousands)*:

2005	$ 2,226
2006	2,226
2007	2,218
2008	3,171
2009	2,795
Thereafter	215,516
	$ 228,152

12. LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows *(in thousands)*:

	2004	2003
Junior subordinated debentures related to trust preferred securities	**$ 497,340**	495,099
Subordinated notes	**1,043,059**	724,741
Senior medium-term notes:		
Floating rate	**-**	239,833
Fixed rate	**148,984**	150,326
Capital lease obligations and other	**1,206**	1,619
	$ 1,690,589	1,611,618

The amounts above represent the par value of the debt adjusted for any unamortized premium or discount or other basis adjustments related to hedging the debt with derivative instruments.

As discussed in Note 1, beginning in 2004 we deconsolidated the trusts involved in trust preferred borrowing arrangements. We had determined that we are not the primary beneficiary of these trusts as defined by FIN 46R. However, FIN 46 had allowed these trusts to be consolidated as of December 31, 2003. These trusts are special-purpose entities that had previously been consolidated in the financial statements since their inception or acquisition. This deconsolidation had no significant impact on the Company's financial statements or liquidity position and increased the amounts of reported debt obligations and other noninterest bearing investments by approximately $16.1 million, which represents the Company's ownership interests in the trusts.

Junior subordinated debentures related to trust preferred securities include $179.5 million owed at 8.536% through December 2026 to Zions Institutional Capital Trust A ("ZICTA"), $22.7 million at 11.75% through June 2027 to CSBI Capital Trust I ("CSBICT"), and $2.4 million at 10.25% through January 2027 to GB Capital Trust ("GBCT"). The junior subordinated debentures are issued by us (or by ZFNB in the case of ZICTA) and relate to a corresponding series of trust preferred security obligations issued by the trusts. The trust obligations are in the form of capital securities subject to mandatory redemption upon repayment of the junior subordinated debentures by the Company. The sole assets of the trusts are the junior subordinated debentures.

Distributions are made semiannually for the ZICTA and GBCT capital securities and quarterly for the CSBICT capital securities. Interest rates paid equal the rates earned by the trusts on the junior subordinated debentures; however, we may defer the payment of interest on the junior subordinated debentures. With the approval of banking regulators, we may redeem the junior subordinated debentures beginning in 2006 and 2007. The debentures for CSBICT and GBCT are direct and unsecured obligations subordinate to other indebtedness and general creditors of the Company. The debentures for ZICTA are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has unconditionally guaranteed the obligations of ZICTA, CSBICT and GBCT with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements. The Company has also unconditionally guaranteed the obligations of ZFNB with respect to the debentures for ZICTA to the extent set forth in the applicable guarantee agreement.

Junior subordinated debentures also include $292.7 million owed at 8.0% through September 2032 to Zions Capital Trust B ("ZCTB"). These junior subordinated debentures relate to a corresponding series of trust preferred security obligations issued by ZCTB with essentially the same features previously discussed. Distributions are made quarterly with early redemption possible in September 2007. These debentures are direct and unsecured obligations of the Company and are subordinate to other indebtedness and general creditors. The Company has unconditionally guaranteed the obligations of ZCTB with respect to the trust preferred securities issued by it to the extent set forth in the applicable guarantee agreement. The debentures, trust preferred securities, and our guarantees are registered with the Securities and Exchange Commission.

During 2004, we terminated the existing fair value hedge derivatives on the debentures for ZICTA and ZCTB. Total carrying value for these hedges was approximately $2.1 million and $15.8 million at December 31, 2004 and 2003, respectively. All fair value hedges associated with long-term debt and these terminations are accounted for in accordance with SFAS 133, as discussed in Note 6.

Subordinated notes include $200 million at 6.95% issued through a subsidiary, Zions Financial Corp., and $200 million at 6.50% issued by the Company. In 2003, we repurchased $95.8 million of the 6.95% notes and $101.6 million of the 6.50% notes, or a total of $197.4 million. The associated debt extinguishment cost of $24.2 million is separately included in noninterest expense in the 2003 statement of income. Early redemption for these notes may occur beginning in May and October 2006, respectively. At that time, the notes will bear interest at one-month LIBOR plus 2.86% and one-month LIBOR plus 3.01% through maturity in May and October 2011, respectively. Each series of notes requires semiannual interest payments. The Company has unconditionally guaranteed the 6.95% notes.

Also included in subordinated notes are $500 million at par of 6.00% subordinated notes due in September 2015. In May 2004, we issued $300 million at par of 5.65% subordinated notes due in May 2014. These notes are not redeemable prior to maturity and require semiannual interest payments. We hedged these notes with LIBOR-based floating interest rate swaps whose recorded fair values were $31.7 million and $10.1 million, respectively, at December 31, 2004 and $23.1 million for the 6.00% notes at December 31, 2003.

All of the $240 million at par floating rate senior medium-term notes were redeemed in January, April, May, and August 2004 one year prior to their respective maturities, under provisions of the borrowing agreements.

Fixed rate senior medium-term notes consist of $150 million at par that require semiannual interest payments at 2.70% commencing May 2004 through maturity in May 2006. These notes are not redeemable prior to maturity. We hedged these notes with LIBOR-based floating interest rate swaps.

In December 2004, we filed a shelf registration statement with the Securities and Exchange Commission to issue up to $1.1 billion (including amounts available under our previous shelf registration) of debt securities of the Company and capital securities of Zions Capital Trust C and Zions Capital Trust D, along with junior subordinated debentures and guarantees related to the capital securities. As of December 31, 2004, we had not issued any securities under this registration statement.

Interest expense on long-term debt was $74.3 million in 2004, $57.3 million in 2003, and $56.3 million in 2002. Interest expense was reduced by $29.2 million in 2004, $22.6 million in 2003, and $5.5 million in 2002 as a result of the associated hedges.

Maturities on long-term debt are as follows for the years succeeding December 31, 2004 *(in thousands)*:

	Consolidated	Parent only
2005	$ 353	
2006	150,186	149,920
2007	92	
2008	88	
2009	102	
Thereafter	1,496,858	1,221,896
	$ 1,647,679	1,371,816

These maturities do not include the associated hedges. The Parent only maturities include $324.7 million of subordinated debt payable to CSBICT, GBCT and ZCTB after 2009.

13. SHAREHOLDERS' EQUITY

We have in place a Shareholder Rights Protection Plan ("Plan") that contains provisions intended to protect our shareholders if certain events occur. These events include, but are not limited to, unsolicited offers or attempts to acquire the Company including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair our Board of Directors' ability to fully represent shareholders' interests. The Plan provides that attached to each share of common stock is one right ("Right") to purchase one one-hundredth of a share of participating preferred stock for an exercise price of $90, subject to adjustment. The Rights have certain antitakeover effects and may cause substantial dilution to a person who attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price or are otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may at its option redeem all, but not fewer than all, of the then outstanding Rights at any time until the tenth business day following a public announcement that a person or a group had acquired beneficial ownership of 10% or more of our outstanding common stock or total voting power.

As authorized by our Board of Directors, we repurchased and retired 1,734,055 shares of our common stock in 2004 at a cost of $104.9 million, 2,083,101 shares in 2003 at a cost of $106.8 million, and 2,393,881 shares in 2002 at a cost of $113.2 million. In January 2005, the Board of Directors authorized $60 million for share repurchases.

In 2003, we began accounting for a new and a previously formed deferred compensation rabbi trust established for certain employees and directors. We followed the guidance in EITF Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.* Amounts deferred are held in rabbi trusts and invested in diversified assets or shares of the Company's stock, subject to plan limitations. We consolidate the assets and obligations of the trusts in our financial statements. Amounts invested in the Company's stock are recorded at cost in shareholders' equity in a manner similar to the accounting for treasury stock. At December 31, 2004, total invested assets of the trusts of approximately $30.4 million were included in other assets. Deferred compensation obligations of approximately $34.6 million were included in other liabilities. There is no effect on net income. The previously formed rabbi trust had not been consolidated as the deferred amounts were not considered material.

14. DISCONTINUED OPERATIONS, IMPAIRMENT LOSSES, AND RESTRUCTURING CHARGES

In 2002, we decided to discontinue the operations of certain e-commerce subsidiaries. We determined that our plan to restructure and offer these subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The $18.3 million loss from operations of discontinued subsidiaries in 2002 consisted of $7.4 million of noninterest income offset by $25.7 million of noninterest expense. Additional pretax impairment losses of $28.7 million in 2002 for these subsidiaries were included as a separate line item with discontinued operations. The amounts of these impairment losses were determined by comparing the carrying amounts of these subsidiaries to their fair values, less costs to sell. Fair values were determined based on amounts offered in sales negotiations and market comparables.

Also in 2002, we completed the sale of one of these subsidiaries, Phaos Technology Corp., and recognized a $5.3 million income tax benefit, which is included with other income tax benefits in discontinued operations. In 2003, we sold the remaining subsidiary, Lexign, Inc., and recognized a pretax loss on sale of $2.4 million.

Impairment losses on long-lived assets in continuing operations relate to certain software, including software of other continuing e-commerce activities, and to certain branch closings in 2003 by ZFNB. Impairment losses were determined by comparing the carrying value to fair value, estimated by using discounted cash flow approaches.

We follow the guidance of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, to account for restructuring charges. This Statement requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan or commitment to exit is initiated.

In 2004, the restructuring charges of $1.1 million related primarily to severance costs for the ZBI restructuring discussed in Note 8. In 2003, the restructuring charges of $1.9 million consist of $1.4 million in consulting fees for the Vectra restructuring discussed in Note 8 and $0.5 million for certain branch closings in Utah. In 2002, the restructuring charges related primarily to certain branch closings and to the restructuring of trust operations and administrative functions.

The recorded amount of $3.3 million included severance costs of $1.8 million and occupancy-related costs of $1.5 million.

15. INCOME TAXES

Income taxes (benefit) are summarized as follows *(in thousands)*:

	2004	2003	2002
Continuing operations:			
Federal:			
Current	**$ 203,852**	190,013	136,050
Deferred	**(21,914)**	(13,529)	2,837
State	**38,188**	37,267	28,815
	220,126	213,751	167,702
Discontinued operations:			
Federal	-	(946)	(15,150)
State	-	(157)	(3,385)
	-	(1,103)	(18,535)
Cumulative effect adjustments:			
Federal	-	-	(2,143)
State	-	-	(533)
	-	-	(2,676)
Income tax expense	**$ 220,126**	212,648	146,491

Income tax expense on continuing operations computed at the statutory federal income tax rate of 35% reconciles to actual income tax expense as follows *(in thousands)*:

	2004	2003	2002
Income tax expense at statutory federal rate	**$ 218,537**	191,156	168,402
State income taxes, net	**24,821**	24,223	18,730
Nondeductible expenses	**1,714**	32,051	2,667
Nontaxable income	**(19,595)**	(17,445)	(18,576)
Tax credits and other taxes	**(4,902)**	(2,116)	(2,343)
Corporate reorganization	-	(10,923)	-
Other	**(449)**	(3,195)	(1,178)
	$ 220,126	213,751	167,702

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below *(in thousands)*:

	2004	2003
Gross deferred tax assets:		
Book loan loss deduction in excess of tax	**$ 110,522**	108,860
Postretirement benefits	**3,360**	3,724
Deferred compensation	**33,949**	22,016
Deferred loan fees	**4,034**	3,336
Deferred agreements	**767**	1,108
Accrued severance costs	**2,268**	2,226
Minimum pension liability	**11,743**	10,164
Loan sales	**25,711**	16,008
Other	**15,074**	14,174
Total deferred tax assets	**207,428**	181,616
Gross deferred tax liabilities:		
Core deposits and purchase accounting	**(19,752)**	(28,135)
Premises and equipment, due to differences in depreciation	**(4,877)**	(4,349)
FHLB stock dividends	**(11,187)**	(10,590)
Leasing operations	**(85,095)**	(77,630)
Security investments and derivative market adjustments	**(37,140)**	(53,012)
Prepaid expenses	**(4,557)**	-
Prepaid pension reserves	**(1,194)**	(1,399)
Other	**(1,511)**	(2,920)
Total deferred tax liabilities	**(165,313)**	(178,035)
Net deferred tax assets	**$ 42,115**	3,581

The amount of net deferred tax assets is included with other assets in the balance sheet. We have determined that a valuation reserve is not required for any deferred tax assets because it is more likely than not that such assets will be realized principally through future taxable income. This conclusion is based on the history of growth in earnings and the prospects for continued growth and profitability.

During the third quarter of 2004, we signed an agreement that confirmed and implemented our award of a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund set up by the U.S. Government. Under the program, we will invest up to $100 million in a wholly owned subsidiary, which will make qualifying loans and investments. In return, we will receive federal income tax credits of up to $39 million over the next seven years. We will recognize these tax credits for financial reporting purposes in the same year the tax benefit is recognized in our tax return. As of December 31, 2004, we had invested $60 million, which resulted in tax credits that reduced income tax expense by approximately $3.0 million in 2004.

The exercise of stock options under our nonqualified stock option plan, and nonqualified exercises of options under the qualified plan, resulted in tax benefits reducing our current income tax payable and increasing common stock by $8.8 million in 2004, $5.2 million in 2003, and $2.9 million in 2002.

16. NET INCOME PER COMMON SHARE

Basic and diluted net income per common share, based on the weighted average outstanding shares, are summarized as follows *(in thousands, except per share amounts)*:

	2004	2003	2002
Basic:			
Income from continuing operations	**$ 405,987**	339,593	317,107
Loss on discontinued operations	-	(1,770)	(28,460)
Income before cumulative effect adjustment	**405,987**	337,823	288,647
Cumulative effect adjustment	-	-	(32,369)
Net income applicable to common stock	**$ 405,987**	337,823	256,278
Average common shares outstanding	**89,663**	90,048	91,566
Income from continuing operations per share	**$ 4.53**	3.77	3.46
Loss on discontinued operations per share	-	(0.02)	(0.31)
Cumulative effect adjustment per share	-	-	(0.35)
Net income per common share	**$ 4.53**	3.75	2.80
Diluted:			
Income from continuing operations	**$ 405,987**	339,593	317,107
Loss on discontinued operations	-	(1,770)	(28,460)
Income before cumulative effect adjustment	**405,987**	337,823	288,647
Cumulative effect adjustment	-	-	(32,369)
Net income applicable to common stock	**$ 405,987**	337,823	256,278
Average common shares outstanding	**89,663**	90,048	91,566
Stock option adjustment	**1,219**	686	513
Average common shares outstanding	**90,882**	90,734	92,079
Income from continuing operations per share	**$ 4.47**	3.74	3.44
Loss on discontinued operations per share	-	(0.02)	(0.31)
Cumulative effect adjustment per share	-	-	(0.35)
Net income per common share	**$ 4.47**	3.72	2.78

17. SHARE-BASED COMPENSATION

We have a qualified stock option plan under which stock options may be granted to key employees, and a nonqualified plan under which options may be granted to nonemployee directors. At December 31, 2004, there were 2,824,708 and 105,000 additional shares available for grant under the qualified and nonqualified plans, respectively. Options equal to 2% of the issued and outstanding shares of our common stock as of the first day of the year are automatically reserved for issuance under the qualified plan.

Under the qualified plan, options vest at the rate of one third each year after the date of grant and expire seven years after the date of grant. Options granted prior to 2000 are exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options are exercisable in increments from six months to three and a half years after the date of grant and expire ten years after the date of grant.

We also have a broad-based employee stock option plan. Participation in this plan requires employment for a full year prior to the option grant date with service of 20 hours per week or more. Executive officers are not eligible to participate in this plan. Stock options are granted to eligible employees based on an internal job grade structure. All options vest at the rate of one third each year and expire four years after the date of grant. At December 31, 2004, there were 1,683,893 additional shares available for grant.

Notes 1 and 2 discuss our current accounting for share-based compensation under APB 25, and the proposed accounting to recognize the fair value of vested awards as compensation expense under SFAS 123R, which we will adopt effective July 1, 2005.

The following table is a summary of our stock option activity and related information for the three years ended December 31, 2004:

	Number of shares	Weighted-average exercise price
Balance at December 31, 2001	6,464,656	$ 47.89
Granted	2,086,595	52.17
Exercised	(652,860)	32.62
Expired	(108,547)	50.58
Forfeited	(306,961)	55.93
Balance at December 31, 2002	7,482,883	50.04
Granted	2,136,851	45.15
Exercised	(1,319,892)	44.01
Expired	(196,373)	56.04
Forfeited	(532,824)	50.78
Balance at December 31, 2003	7,570,645	49.51
Granted	**2,279,621**	**57.28**
Exercised	**(1,812,594)**	**48.32**
Expired	**(170,662)**	**52.54**
Forfeited	**(233,235)**	**51.59**
Balance at December 31, 2004	**7,633,775**	**51.98**
Outstanding options exercisable as of:		
December 31, 2004	**3,711,405**	**$ 51.02**
December 31, 2003	3,913,524	50.35
December 31, 2002	3,744,828	48.01

Selected information on stock options as of December 31, 2004 follows:

	Outstanding options			Exercisable options	
Exercise price range	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Number of shares	Weighted-average exercise price
$ 2.37 to $ 9.99	400	$ 2.37	6.0	400	$ 2.37
$ 10.00 to $ 19.99	55,904	14.96	1.2	55,904	14.96
$ 20.00 to $ 29.99	18,607	23.91	2.8	18,607	23.91
$ 30.00 to $ 39.99	12,189	30.00	1.7	12,189	30.00
$ 40.00 to $ 44.99	2,200,329	42.08	4.1	1,298,684	42.16
$ 45.00 to $ 49.99	361,270	48.12	4.0	146,456	48.18
$ 50.00 to $ 54.99	2,016,421	53.94	3.8	1,546,008	54.01
$ 55.00 to $ 59.99	2,146,384	56.78	5.7	115,022	57.68
$ 60.00 to $ 64.99	274,469	61.11	4.1	5,333	61.16
$ 65.00 to $ 69.13	547,802	68.94	0.9	512,802	69.11
	7,633,775	51.98	4.2	3,711,405	51.02

The previous tables do not include options for employees to purchase common stock of our subsidiaries, NetDeposit, Inc. and Providus Software Solutions, Inc. At December 31, 2004 for NetDeposit, there were options to purchase 7,060,333 shares at exercise prices from $0.50 to $1.00. For Providus, there were options to purchase 4,345,750 shares at exercise prices from $0.39 to $0.50. The NetDeposit options are included in the pro forma disclosure in Note 1. Issued and outstanding shares of common stock for NetDeposit and Providus were 50 million and 28 million, respectively, at December 31, 2004.

18. COMMITMENTS, GUARANTEES, CONTINGENT LIABILITIES, AND RELATED PARTIES

We use certain derivative instruments and other financial instruments in the normal course of business to meet the financing needs of our customers, to reduce our own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, corporate, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheet. Derivative instruments are discussed in Note 6.

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* establishes guidance for guarantees and related obligations. Financial and performance standby letters of credit are guarantees that come under the provisions of FIN 45.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of our customers are as follows as of December 31 *(in thousands)*:

	2004	2003
Commitments to extend credit	**$ 9,496,092**	7,880,741
Standby letters of credit:		
Financial	**646,489**	424,976
Performance	**136,660**	118,255
Commercial letters of credit	**65,608**	25,095

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the counterparty. Types of collateral vary, but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

While establishing commitments to extend credit creates credit risk, a significant portion of such commitments is expected to expire without being drawn upon. As of December 31, 2004, $4.5 billion of commitments expire in 2005. We use the same credit policies and procedures in making commitments to extend credit and conditional obligations as we do for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

We issue standby and commercial letters of credit as conditional commitments generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments of $604 million expiring in 2005 and $179 million expiring thereafter through 2012. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2004, the carrying value recorded by the Company as a liability for these guarantees was $4.3 million.

At December 31, 2004, we had commitments to make venture investments of $18.2 million. These obligations have no stated maturity.

As a market maker in U.S. government, agency, corporate, and municipal securities, we enter into agreements to purchase and sell such securities. As of December 31, 2004 and 2003, we had outstanding commitments to purchase securities of $25 million and $45 million and outstanding commitments to sell securities of $23 million and $44 million, respectively. These agreements at December 31, 2004 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2004 and 2003, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein were $3.5 billion and $2.7 billion, respectively.

At December 31, 2004, we were required to maintain cash balances of $37 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

As of December 31, 2004, the Parent has guaranteed approximately $580.3 million of debt issued by our subsidiaries, as discussed in Note 12. See Note 5 for the discussion of ZFNB's commitment of $6.12 billion at December 31, 2004 to a qualifying special-purpose entity securities conduit.

We are a defendant in various legal proceedings arising in the normal course of business. We do not believe that the outcome of any such proceedings will have a material effect on our results of operations, financial position, or liquidity.

We have commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2005 to 2067. Premises leased under capital leases at December 31, 2004 were $13.7 million and accumulated amortization was $13.2 million. Amortization applicable to premises leased under capital leases is included in depreciation expense.

Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2004 are as follows *(in thousands)*:

2005	$ 32,859
2006	28,071
2007	26,584
2008	25,011
2009	21,433
Thereafter	126,230
	$ 260,188

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: $1.3 million in 2005, $0.8 million in 2006, $0.7 million in 2007, $0.6 million in 2008, $0.4 million in 2009, and $1.2 million thereafter. Aggregate rental expense on operating leases amounted to $40.6 million in 2004, $40.1 million in 2003, and $34.3 million in 2002.

We have no material related party transactions requiring disclosure. In compliance with applicable banking regulations, we may extend credit to certain officers and directors of the Company and its banking subsidiaries in the ordinary course of business under substantially the same terms as comparable third-party lending arrangements.

19. REGULATORY MATTERS

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2004, that we meet all capital adequacy requirements to which we are subject.

As of December 31, 2004, our capital ratios exceeded the minimum capital levels, and we are considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that we believe have changed our regulatory category.

Dividends declared by our banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 2004, our subsidiaries had approximately $382.0 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios for the Company and its significant banking subsidiaries are as follows *(in thousands)*:

	Actual		Minimum for capital adequacy purposes		To be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital (to risk-weighted assets)						
The Company	**$ 3,844,451**	**14.05%**	**$ 2,189,007**	**8.00%**	**$ 2,736,258**	**10.00%**
Zions First National Bank	**1,053,289**	**10.88**	**774,802**	**8.00**	**968,503**	**10.00**
California Bank & Trust	**982,233**	**10.92**	**719,792**	**8.00**	**899,740**	**10.00**
Tier I capital (to risk-weighted assets)						
The Company	**2,558,568**	**9.35**	**1,094,503**	**4.00**	**1,641,755**	**6.00**
Zions First National Bank	**701,667**	**7.24**	**387,401**	**4.00**	**581,102**	**6.00**
California Bank & Trust	**615,618**	**6.84**	**359,896**	**4.00**	**539,844**	**6.00**
Tier I capital (to average assets)						
The Company	**2,558,568**	**8.31**	**924,096**	**3.00**	**1,540,160**	**5.00**
Zions First National Bank	**701,667**	**6.05**	**347,689**	**3.00**	**579,481**	**5.00**
California Bank & Trust	**615,618**	**6.45**	**286,486**	**3.00**	**477,477**	**5.00**
As of December 31, 2003:						
Total capital (to risk-weighted assets)						
The Company	$ 3,241,210	13.52%	$ 1,918,101	8.00%	$ 2,397,627	10.00%
Zions First National Bank	942,159	11.47	657,172	8.00	821,465	10.00
California Bank & Trust	852,190	11.23	607,270	8.00	759,088	10.00
Tier I capital (to risk-weighted assets)						
The Company	2,258,863	9.42	959,051	4.00	1,438,576	6.00
Zions First National Bank	657,175	8.00	328,586	4.00	492,879	6.00
California Bank & Trust	525,964	6.93	303,635	4.00	455,453	6.00
Tier I capital (to average assets)						
The Company	2,258,863	8.06	841,155	3.00	1,401,925	5.00
Zions First National Bank	657,175	6.09	323,774	3.00	539,624	5.00
California Bank & Trust	525,964	6.06	260,254	3.00	433,756	5.00

20. RETIREMENT PLANS

We have a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees' compensation levels. Benefits vest under the plan upon completion of five years of vesting service. Plan assets consist principally of corporate equity securities, mutual fund investments, and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at retirement age.

The Board of Directors has approved significant changes to the pension plan, which became effective January 1, 2003. New employees subsequent to that date are not allowed to participate in the amended plan. Benefit accruals for existing participants ceased as of that date with the following grandfathering exceptions. Participants age 55 and over with 10 years of service by December 31, 2002 may receive reduced future earnings credits in accordance with a reduced schedule. Participants age 55 and over with 10 years of service as of March 31, 1997 continue to receive future earnings credits without reduction.

The following table presents the change in benefit obligation, fair value of plan assets, and funded status of the plan and amounts recognized in the balance sheet as of the measurement date of December 31 *(in thousands)*:

	2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 138,434**	128,014
Service cost	**598**	636
Interest cost	**8,430**	8,426
Actuarial loss	**8,281**	7,957
Benefits paid	**(6,781)**	(6,599)
Benefit obligation at end of year	**148,962**	138,434
Change in plan assets:		
Fair value of plan assets at beginning of year	**115,785**	93,996
Actual return on plan assets	**13,439**	25,788
Employer contributions	**-**	2,600
Benefits paid	**(6,781)**	(6,599)
Fair value of plan assets at end of year	**122,443**	115,785
Funded status	**(26,519)**	(22,649)
Unrecognized net actuarial loss	**29,649**	26,337
Net amount recognized	**$ 3,130**	3,688
Amounts recognized in the balance sheet consist of:		
Accrued benefit liability	**$ (25,888)**	(21,976)
Accumulated other comprehensive income	**29,018**	25,664
Net amount recognized	**$ 3,130**	3,688

The accumulated benefit obligation for the pension plan was $148.3 million and $137.8 million as of December 31, 2004 and 2003, respectively. We do not expect to make any contributions to the pension plan in 2005.

The following table presents the components of net periodic benefit cost for the plan *(in thousands)*:

	2004	2003	2002
Service cost	**$ 598**	636	11,113
Interest cost	**8,430**	8,426	9,202
Expected return on plan assets	**(9,650)**	(7,901)	(10,398)
Amortization of prior service cost	**-**	-	(404)
Amortization of net actuarial loss	**1,179**	2,335	1,299
Net periodic benefit cost	**557**	3,496	10,812
Curtailment gain	**-**	-	(311)
Total cost	**$ 557**	3,496	10,501

Weighted average assumptions used for the plan are as follows:

	2004	2003	2002
Used to determine benefit obligation at year-end:			
Discount rate	**5.75%**	6.25%	6.75%
Rate of compensation increase	**4.25%**	4.00%	4.00%
Used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	**6.25%**	6.75%	7.25%
Expected long-term return on plan assets	**8.60%**	8.60%	9.00%
Rate of compensation increase	**4.00%**	4.00%	5.00%

The discount rate reflects the yields available on long-term, high-quality fixed-income debt instruments with cash flows similar to the obligations of the plan, reset annually on the measurement date. The expected long-term rate of return on plan assets is based on a review of the target asset allocation of the plan. This rate is intended to approximate the long-term rate of return that we anticipate receiving on the plan's investments, considering the mix of the assets that the Plan holds as investments, the expected return of those underlying investments, the diversification of those investments, and the rebalancing strategy employed. An expected long-term rate of return is assumed for each asset class and an underlying inflation rate assumption is determined. The projected rate of compensation increases is management's estimate of future pay increases that the remaining eligible employees will receive until their retirement.

Weighted average asset allocations at December 31 for the pension plan are as follows:

	2004	2003
Equity securities	**5%**	5%
Mutual funds:		
Equity funds	**27%**	27%
Debt funds	**17%**	16%
Other:		
Insurance company separate accounts – equity investments	**43%**	44%
Guaranteed deposit account	**8%**	8%
	100%	100%

The pension plan's investment strategy is predicated on its investment objectives and the risk and return expectations of asset classes appropriate for the plan. Investment objectives have been established by considering the plan's liquidity needs and time horizon and the fiduciary standards under ERISA. The asset allocation strategy is developed to meet the plan's long-term needs in a manner designed to control volatility and to reflect risk tolerance. The plan's asset allocation is designed using modern portfolio theory, which quantifies the impact of diversification among various asset classes. Current target allocation percentages are 75% invested in equities and 25% invested in fixed income assets.

Equity securities consist of 95,645 shares of Company common stock with a fair value of $6.5 million at December 31, 2004, and 93,705 shares with a fair value of $5.7 million at December 31, 2003. Dividends received by the plan were approximately $119 thousand in 2004 and $127 thousand in 2003.

Benefit payments to pension plan participants, which reflect expected future service as appropriate, are estimated as follows for the years succeeding December 31, 2004 *(in thousands)*:

2005	$ 7,948
2006	7,300
2007	7,843
2008	8,086
2009	8,701
Years 2010 - 2014	48,319

We are also obligated under several unfunded nonqualified supplemental retirement plans for certain current and former employees. At December 31, 2004 and 2003, our liability included in other liabilities totaled $18.2 million and $17.3 million, respectively, for these plans. The minimum pension liability in accumulated other comprehensive income at December 31, 2004 and 2003 includes $0.6 million (net of taxes of $0.3 million) and $0.1 million (net of taxes of $0.1 million), respectively, for these plans.

In addition to our defined benefit pension plan, we sponsor an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in our obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan's unrecognized transition obligation. In 2000, we increased our contribution toward retiree medical coverage and permanently froze our contributions. Retirees pay the difference between the full premium rates and our capped contribution.

The following table presents the change in benefit obligations, fair value of plan assets, and funded status of the plan and amounts recognized in the balance sheet as of the measurement date of December 31 *(in thousands)*:

	2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 7,674**	7,501
Service cost	**103**	119
Interest cost	**385**	479
Actuarial (gain) loss	**(907)**	292
Benefits paid	**(716)**	(717)
Benefit obligation at end of year	**6,539**	7,674
Change in plan assets:		
Fair value of plan assets at beginning of year	**-**	-
Employer contributions	**716**	717
Benefits paid	**(716)**	(717)
Fair value of plan assets at end of year	**-**	-
Funded status	**(6,539)**	(7,674)
Unrecognized net actuarial gain	**(1,785)**	(1,391)
Unrecognized prior service cost	**-**	85
Net amount recognized	**$ (8,324)**	(8,980)
Amounts recognized in the balance sheet consist of:		
Accrued benefit liability	**$ (8,324)**	(8,980)
Net amount recognized	**$ (8,324)**	(8,980)

The following table presents the components of net periodic benefit cost for the plan *(in thousands)*:

	2004	2003	2002
Service cost	**$ 103**	119	104
Interest cost	**385**	479	495
Amortization of prior service cost	**85**	85	85
Amortization of net actuarial gain	**(512)**	(421)	(596)
Net periodic benefit cost	**$ 61**	262	88

Weighted average assumptions used for the plan are as follows:

	2004	2003	2002
Used to determine benefit obligation at year-end:			
Discount rate	**5.75%**	6.25%	6.75%
Used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	**6.25%**	6.75%	7.25%

Because our contribution rate is capped, there is no effect on the plan from assumed increases or decreases in health care cost trends. Each year, Company contributions to the plan are made in amounts sufficient to meet benefit payments to plan participants. These benefit payments are estimated as follows for the years succeeding December 31, 2004 *(in thousands)*:

2005	$ 654
2006	630
2007	608
2008	584
2009	566
Years 2010 - 2014	2,592

We have a 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives. For 2002, employees could contribute from 1 to 15% of compensation, which was matched up to 50% by us for contributions up to 5% and 25% for contributions greater than 5% up to 15%. Effective January 1, 2003, employees can contribute up to 50% of their earnings to the Payshelter plan which will be matched by us 100% for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Our contributions to the Payshelter plan associated with the matching feature amounted to $11.3 million in 2004, $9.8 million in 2003, and $8.1 million in 2002.

Effective January 1, 2003, we amended and restated the Payshelter plan in its entirety. A principal change was the addition of a noncontributory profit sharing feature. The profit sharing contribution is discretionary and may range from 0% to 4.5% of eligible compensation based upon our return on average common equity for the year. For both 2004 and 2003, the contribution percentage was 3% and the related profit sharing expense was $9.8 million and $9.2 million, respectively. Another change was the discontinuation of the Company's common stock as a participant investment option; however, the Company's matching contribution and profit sharing contribution are invested in the Company's common stock.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of principal financial instruments are summarized as follows *(in thousands)*:

	December 31, 2004		December 31, 2003	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:				
Cash and due from banks	$ **850,998**	**850,998**	1,119,351	1,119,351
Money market investments	**593,087**	**593,087**	568,694	568,694
Investment securities	**5,121,215**	**5,121,339**	4,818,017	4,818,017
Loans and leases, net of allowance	**22,356,004**	**22,394,637**	19,651,855	19,759,519
Derivatives in other assets	**55,347**	**55,347**	73,985	73,985
Total financial assets	$ **28,976,651**	**29,015,408**	26,231,902	26,339,566
Financial liabilities:				
Demand, savings, and money market deposits	$ **20,170,875**	**20,170,875**	17,927,428	17,927,428
Time deposits	**2,681,893**	**2,698,645**	2,734,741	2,768,148
Foreign deposits	**439,493**	**439,349**	234,526	234,472
Securities sold, not yet purchased	**309,893**	**309,893**	263,379	263,379
Federal funds purchased and security repurchase agreements	**2,525,076**	**2,525,076**	2,211,789	2,211,789
Derivatives in other liabilities	**16,605**	**16,605**	14,247	14,247
FHLB advances and other borrowings	**409,548**	**426,591**	572,938	600,039
Long-term debt	**1,690,589**	**1,736,507**	1,611,618	1,637,874
Total financial liabilities	$ **28,243,972**	**28,323,541**	25,570,666	25,657,376

FINANCIAL ASSETS

The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For investment securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offer Rate ("LIBOR") yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such, their carrying amounts are deemed to approximate fair value.

FINANCIAL LIABILITIES

The estimated fair value of demand, savings and money market deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. The fair value of fixed rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances and commercial paper reprice with changes in market rates. As such, their carrying amounts approximate their fair value. Other borrowings are not significant. The estimated fair value of long-term debt is based on discounting cash flows using the LIBOR yield curve plus credit spreads.

DERIVATIVE INSTRUMENTS

The fair value of the derivatives reflects the estimated amounts that we would receive or pay to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate swaps are valued using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observed market interest rate curves.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

LIMITATIONS

These fair value disclosures represent our best estimates, based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

Further, certain financial instruments and all nonfinancial instruments are excluded from applicable disclosure requirements. Therefore, the fair value amounts shown in the table do not, by themselves, represent the underlying value of the Company as a whole.

22. OPERATING SEGMENT INFORMATION

We manage our operations and prepare management reports and other information with a primary focus on geographical area. We operate six community/regional banks in distinct geographical areas. Performance assessment and resource allocation are based upon this geographical structure. The operating segment identified as "Other" includes the Parent, certain e-commerce subsidiaries, other smaller nonbank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company as described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Operating segments pay for centrally provided services based upon estimated or actual usage of those services.

We also allocate income among participating banking subsidiaries to better match revenues from hedging strategies to the operating units that gave rise to the exposures being hedged. The initial hedge income allocation methodology began January 1, 2002. Interest rate swaps were recorded and managed by ZFNB for the benefit of other banking subsidiaries and hedge income was allocated to the other banking subsidiaries based on a transfer pricing methodology.

Beginning January 1, 2003 after discussions with management and bank regulators, the allocation methodology was changed. After that date, new interest rate swaps were recorded directly by the banking subsidiaries and the allocation methodology for remaining ZFNB swaps was changed to include a review of the banking subsidiary's earnings sensitivity to interest rate changes. These changes, along with interest rate increases that reduced the income derived from the allocated hedges, reduced the amount of ZFNB hedge income allocated to the other banking subsidiaries. For 2004, the amount of hedge income allocated from ZFNB was $15.4 million compared to $26.0 million in 2003 and $47.0 million in 2002. In the following tables presenting operating segment information, the hedge income allocated to participating banking subsidiaries and the hedge income recognized directly by these banking subsidiaries are presented as separate line items.

The following is a summary of selected operating segment information for the years ended December 31, 2004, 2003 and 2002 *(in thousands)*:

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consolidated Company
2004:								
Net interest income excluding hedge income	**$ 354,191**	**396,423**	**140,227**	**138,984**	**78,958**	**23,252**	**(1,829)**	**1,130,206**
Hedge income recorded directly at subsidiary	**18,679**	**13,766**	**1,668**	**627**	**5,871**	**1,598**	**2,081**	**44,290**
Allocated hedge income	**(15,437)**	**-**	**1,544**	**4,014**	**7,255**	**2,624**	**-**	**-**
Net interest income	**357,433**	**410,189**	**143,439**	**143,625**	**92,084**	**27,474**	**252**	**1,174,496**
Provision for loan losses	**24,750**	**10,750**	**3,378**	**3,985**	**(700)**	**1,975**	**(71)**	**44,067**
Net interest income after provision for loan losses	**332,683**	**399,439**	**140,061**	**139,640**	**92,784**	**25,499**	**323**	**1,130,429**
Noninterest income	**252,248**	**77,468**	**31,604**	**21,671**	**29,566**	**2,179**	**3,127**	**417,863**
Noninterest expense	**350,358**	**234,051**	**96,405**	**86,127**	**92,614**	**11,379**	**52,365**	**923,299**
Impairment loss on goodwill	**602**	**-**	**-**	**-**	**-**	**-**	**-**	**602**
Income before income taxes and minority interest	**233,971**	**242,856**	**75,260**	**75,184**	**29,736**	**16,299**	**(48,915)**	**624,391**
Income tax expense (benefit)	**77,542**	**97,053**	**25,867**	**29,737**	**10,542**	**4,965**	**(25,580)**	**220,126**
Minority interest	**(256)**	**-**	**-**	**-**	**-**	**-**	**(1,466)**	**(1,722)**
Net income (loss)	**$ 156,685**	**145,803**	**49,393**	**45,447**	**19,194**	**11,334**	**(21,869)**	**405,987**
Assets	**$ 11,879,841**	**10,185,912**	**3,338,555**	**3,591,722**	**2,319,178**	**726,390**	**(571,764)**	**31,469,834**
Net loans and leases[1]	**7,875,616**	**7,132,133**	**2,549,394**	**3,129,270**	**1,464,601**	**378,717**	**97,390**	**22,627,121**
Deposits	**8,192,242**	**8,328,684**	**2,951,105**	**3,046,195**	**1,576,947**	**416,933**	**(1,219,845)**	**23,292,261**
Shareholder's equity	**756,116**	**1,031,125**	**219,867**	**264,297**	**322,204**	**49,673**	**146,697**	**2,789,979**
2003:								
Net interest income excluding hedge income	$ 331,080	381,117	122,588	119,209	84,419	19,168	(5,077)	1,052,504
Hedge income recorded directly at subsidiary	30,483	4,272	626	2,598	3,897	1,114	-	42,990
Allocated hedge income	(26,019)	-	2,602	6,765	12,229	4,423	-	-
Net interest income	335,544	385,389	125,816	128,572	100,545	24,705	(5,077)	1,095,494
Provision for loan losses	46,300	12,050	5,650	250	5,910	800	(1,020)	69,940
Net interest income after provision for loan losses	289,244	373,339	120,166	128,322	94,635	23,905	(4,057)	1,025,554
Noninterest income	233,797	75,866	31,692	21,450	38,079	2,047	87,164	490,095
Noninterest expense	318,260	226,978	86,898	79,775	100,450	11,260	70,241	893,862
Impairment loss on goodwill	-	-	-	-	75,628	-	-	75,628
Income from continuing operations before income taxes and minority interest	204,781	222,227	64,960	69,997	(43,364)	14,692	12,866	546,159
Income tax expense (benefit)	65,019	89,120	22,073	27,763	16,188	5,109	(11,521)	213,751
Minority interest	(539)	-	-	-	-	-	(6,646)	(7,185)
Income from continuing operations	140,301	133,107	42,887	42,234	(59,552)	9,583	31,033	339,593
Loss on discontinued operations	-	-	-	-	-	-	(1,770)	(1,770)
Net income (loss)	$ 140,301	133,107	42,887	42,234	(59,552)	9,583	29,263	337,823
Assets	$ 10,597,631	9,216,033	2,957,847	3,067,424	2,532,206	705,055	(517,958)	28,558,238
Net loans and leases[1]	6,887,973	6,349,615	2,161,681	2,381,139	1,691,556	328,689	119,708	19,920,361
Deposits	7,104,029	7,637,559	2,555,114	2,539,140	1,763,986	452,691	(1,155,824)	20,896,695
Shareholder's equity	725,352	956,091	194,290	240,750	375,303	52,224	(3,987)	2,540,023

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consolidated Company
2002:								
Net interest income excluding hedge income	$ 308,294	377,916	115,062	105,840	88,767	19,492	(15,145)	1,000,226
Hedge income recorded directly at subsidiary	34,916	-	-	-	-	-	-	34,916
Allocated hedge income	(47,016)	-	9,852	10,150	21,950	5,064	-	-
Net interest income	296,194	377,916	124,914	115,990	110,717	24,556	(15,145)	1,035,142
Provision for loan losses	41,300	17,000	4,750	1,950	5,000	1,070	809	71,879
Net interest income after provision for loan losses	254,894	360,916	120,164	114,040	105,717	23,486	(15,954)	963,263
Noninterest income	199,727	78,435	28,071	19,115	34,222	1,719	15,525	376,814
Noninterest expense	310,097	238,180	81,854	69,033	100,123	10,257	49,384	858,928
Income from continuing operations before income taxes and minority interest	144,524	201,171	66,381	64,122	39,816	14,948	(49,813)	481,149
Income tax expense (benefit)	42,420	81,035	22,607	25,481	14,189	5,300	(23,330)	167,702
Minority interest	(1,153)	-	-	-	-	-	(2,507)	(3,660)
Income from continuing operations	103,257	120,136	43,774	38,641	25,627	9,648	(23,976)	317,107
Loss on discontinued operations	-	-	-	-	-	-	(28,460)	(28,460)
Income before cumulative effect of change in accounting principle	103,257	120,136	43,774	38,641	25,627	9,648	(52,436)	288,647
Cumulative effect of change in accounting principle	-	-	-	-	-	-	(32,369)	(32,369)
Net income (loss)	$ 103,257	120,136	43,774	38,641	25,627	9,648	(84,805)	256,278
Assets	$10,529,580	8,804,855	2,683,207	2,925,044	2,767,660	647,887	(1,792,544)	26,565,689
Net loans and leases[1]	6,714,289	6,129,171	1,849,704	1,978,623	1,917,504	320,958	129,594	19,039,843
Deposits	7,116,514	6,970,139	2,348,623	2,486,949	1,910,889	458,702	(1,159,836)	20,131,980
Shareholder's equity	682,287	978,414	173,246	232,737	440,929	45,377	(179,147)	2,373,843

[1] *Net of unearned income and fees, net of related costs.*

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2004 and 2003 is as follows *(in thousands, except per share amounts)*:

	Quarters				
	First	Second	Third	Fourth	Year
2004:					
Gross interest income	**$ 351,383**	**362,479**	**383,059**	**408,217**	**1,505,138**
Net interest income	**282,183**	**284,245**	**294,778**	**313,290**	**1,174,496**
Provision for loan losses	**11,244**	**10,301**	**9,363**	**13,159**	**44,067**
Noninterest income:					
Securities gains (losses), net	**(4,114)**	**(3,082)**	**4,584**	**(4,643)**	**(7,255)**
Other noninterest income	**110,164**	**110,361**	**104,909**	**99,684**	**425,118**
Noninterest expense	**222,338**	**229,976**	**232,813**	**238,172**	**923,299**
Impairment loss on goodwill	**-**	**-**	**602**	**-**	**602**
Income before income taxes and minority interest	**154,651**	**151,247**	**161,493**	**157,000**	**624,391**
Net income	**99,669**	**98,842**	**102,495**	**104,981**	**405,987**
Net income per common share:					
Basic	**$ 1.11**	**1.10**	**1.14**	**1.17**	**4.53**
Diluted	**1.10**	**1.09**	**1.13**	**1.15**	**4.47**
2003:					
Gross interest income	$ 349,399	353,537	349,392	347,060	1,399,388
Net interest income	266,208	273,953	277,079	278,254	1,095,494
Provision for loan losses	17,550	18,150	18,260	15,980	69,940
Noninterest income:					
Securities gains (losses), net	(5,769)	(6,241)	76,525	(725)	63,790
Other noninterest income	102,130	107,046	113,651	103,478	426,305
Noninterest expense	213,986	216,403	245,506	217,967	893,862
Impairment loss on goodwill	-	-	75,628	-	75,628
Income from continuing operations before income taxes and minority interest	131,033	140,205	127,861	147,060	546,159
Income from continuing operations	87,376	92,408	64,199	95,610	339,593
Income (loss) on discontinued operations	328	17	(2,115)	-	(1,770)
Net income	87,704	92,425	62,084	95,610	337,823
Net income per common share:					
Basic:					
Income from continuing operations	$ 0.96	1.03	0.72	1.06	3.77
Income (loss) on discontinued operations	0.01	-	(0.03)	-	(0.02)
Net income	0.97	1.03	0.69	1.06	3.75
Diluted:					
Income from continuing operations	0.96	1.02	0.71	1.05	3.74
Income (loss) on discontinued operations	0.01	-	(0.03)	-	(0.02)
Net income	0.97	1.02	0.68	1.05	3.72

24. PARENT COMPANY FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(In thousands)	2004	2003
ASSETS		
Interest-bearing deposits	**$ 104,774**	35,683
Investment securities – available for sale, at market	**568,757**	615,874
Loans and other receivables, net of allowance	**32**	743
Other noninterest bearing investments	**59,499**	37,146
Investments in subsidiaries:		
Commercial banks	**2,641,478**	2,542,827
Other operating companies	**25,680**	17,509
Nonoperating – Zions Municipal Funding, Inc.[1]	**397,693**	329,398
Receivables from subsidiaries:		
Commercial banks	**518,052**	373,835
Other	**2,465**	12,022
Other assets	**97,007**	77,121
	$ 4,415,437	4,042,158
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	**$ 47,415**	40,538
Commercial paper	**165,447**	126,144
Subordinated debt to affiliated trusts	**324,709**	324,709
Long-term debt	**1,087,887**	1,010,744
Total liabilities	**1,625,458**	1,502,135
Shareholders' equity:		
Common stock	**972,065**	985,904
Retained earnings	**1,830,064**	1,538,677
Accumulated other comprehensive income (loss)	**(7,932)**	19,041
Shares held in trust for deferred compensation, at cost	**(4,218)**	(3,599)
Total shareholders' equity	**2,789,979**	2,540,023
	$ 4,415,437	4,042,158

[1] *Zions Municipal Funding, Inc. is a wholly-owned nonoperating subsidiary whose sole purpose is to hold a portfolio of municipal bonds, loans and leases.*

CONDENSED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)	2004	2003	2002
Interest income:			
Commercial bank subsidiaries	**$ 13,320**	5,778	4,523
Other subsidiaries and affiliates	**1,265**	1,440	496
Other loans and securities	**30,943**	17,705	8,311
Total interest income	**45,528**	24,923	13,330
Interest expense:			
Affiliated trusts	**25,971**	25,995	12,075
Other borrowed funds	**33,304**	17,069	27,482
Total interest expense	**59,275**	43,064	39,557
Net interest loss	**(13,747)**	(18,141)	(26,227)
Provision for loan losses	**(29)**	(1,020)	816
Net interest loss after provision for loan losses	**(13,718)**	(17,121)	(27,043)
Other income:			
Dividends from consolidated subsidiaries:			
Commercial banks	**296,250**	296,000	272,250
Other operating companies	**-**	900	-
Equity and fixed income securities gains, net	**1,116**	86,702	2,686
Other income	**5,601**	8,414	18,937
	302,967	392,016	293,873
Expenses:			
Salaries and employee benefits	**17,431**	15,927	13,429
Debt extinguishment cost	**-**	24,210	-
Other operating expenses	**15,520**	9,122	16,486
	32,951	49,259	29,915
Income before income tax benefit and undistributed income of consolidated subsidiaries	**256,298**	325,636	236,915
Income tax benefit	**20,095**	5,642	35,946
Income before equity in undistributed income of consolidated subsidiaries	**276,393**	331,278	272,861
Equity in undistributed income of consolidated subsidiaries:			
Commercial banks	**130,987**	11,727	69,262
Other operating companies	**(13,860)**	(16,514)	(95,310)
Nonoperating – Zions Municipal Funding, Inc.	**12,467**	11,332	9,465
Net income	**$ 405,987**	337,823	256,278

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 405,987**	337,823	256,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net (income) losses of consolidated subsidiaries	**(129,594)**	(6,545)	16,583
Equity and fixed income securities gains, net	**(1,116)**	(86,702)	(2,686)
Other	**12,351**	6,333	(3,085)
Net cash provided by operating activities	**287,628**	250,909	267,090
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	**(69,091)**	20,252	(43,157)
Collection of advances to subsidiaries	**28,782**	49,853	129,745
Advances to subsidiaries	**(163,442)**	(256,288)	(168,319)
Proceeds from sales and maturities of equity and fixed income securities	**394,118**	170,028	5,035
Purchase of investment securities	**(334,466)**	(452,382)	(196,392)
Increase of investment in subsidiaries	**(87,500)**	(93,318)	(78,422)
Other	**(18,101)**	(4,495)	(813)
Net cash used in investing activities	**(249,700)**	(566,350)	(352,323)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in commercial paper and other borrowings under one year	**39,303**	(165,422)	(17,434)
Proceeds from issuance of long-term debt	**300,000**	890,000	339,952
Payments on long-term debt	**(240,000)**	(264,975)	(67,941)
Proceeds from issuance of common stock	**82,250**	52,689	16,907
Payments to redeem common stock	**(104,881)**	(106,844)	(113,215)
Dividends paid	**(114,600)**	(91,874)	(73,232)
Net cash provided by (used in) financing activities	**(37,928)**	313,574	85,037
Net decrease in cash and due from banks	-	(1,867)	(196)
Cash and due from banks at beginning of year	-	1,867	2,063
Cash and due from banks at end of year	**$ -**	-	1,867

The Parent has a $40 million line of credit available from its California Bank & Trust subsidiary, which was unused as of December 31, 2004. Interest is at a variable rate based on specified indices. Any amount loaned requires collateral of cash or securities.

The Parent paid interest of $56.5 million in 2004, $32.3 million in 2003, and $36.5 million in 2002.

FORM 10-K

The Annual Report includes the materials required in Form 10-K filed with the United States Securities and Exchange Commission. The integration of the two documents gives shareholders and other interested parties timely and comprehensive information about the Company. Portions of the Annual Report are not required by the Form 10-K and are not filed as part of the Company's Form 10-K. Only the portions of the Annual Report referenced in the Form 10-K cross-reference index are incorporated in the Form 10-K. The report has not been approved or disapproved by the United States Securities and Exchange Commission, nor has the Commission passed upon its accuracy or adequacy.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

COMMISSION FILE NUMBER 0-2610

ZIONS BANCORPORATION

(Exact name of Registrant as specified in its charter)

UTAH	**87-0227400**
(State or other jurisdiction of incorporation or organization)	(Internal Revenue Service Employer Identification Number)
One South Main, Suite 1134 **Salt Lake City, Utah**	**84111**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (801) 524-4787
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Guarantee related to 8.00% Capital Securities of Zions Capital Trust B	New York Stock Exchange
Guarantee related to Fixed/Floating Rate Subordinated Notes due May 15, 2011	New York Stock Exchange
Fixed/Floating Rate Subordinated Notes due October 15, 2011	New York Stock Exchange
6% Subordinated Notes due September 15, 2015	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Stock Purchase Rights – without par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes X No _

Aggregate Market Value of Common Stock Held by Nonaffiliates at June 30, 2004 .... $ 5,288,135,178

Number of Common Shares Outstanding at February 18, 2005 .... 89,854,635 shares

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement (to be dated approximately March 21, 2005) for the Annual Meeting of Shareholders to be held May 6, 2005 – Incorporated into Part III

FORM 10-K CROSS-REFERENCE INDEX

[1] *Incorporated by reference from the Company's Proxy Statement to be dated approximately March 21, 2005.*

[2] *None.*

* *Financial Highlights – inside front cover of 2004 Annual Report to Shareholders.*

PART I

ITEM 1. BUSINESS

DESCRIPTION OF BUSINESS

Zions Bancorporation ("the Parent") is a financial holding company organized under the laws of the State of Utah in 1955, and registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Zions Bancorporation and its subsidiaries (collectively "the Company" or "Zions") own and operate six commercial banks with a total of 387 offices at year-end 2004. The Company provides a full range of banking and related services through its banking and other subsidiaries, primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington. Full-time equivalent employees totaled 8,026 at year-end 2004. For further information about the Company's industry segments, see "Business Segment Results" in Management's Discussion and Analysis ("MD&A") and Note 22 of the Notes to Consolidated Financial Statements. For information about the Company's foreign operations, see "Foreign Operations" in MD&A. The "Executive Summary" in MD&A provides further information about the Company.

PRODUCTS AND SERVICES

The Company focuses on maintaining community-minded banking services by continuously strengthening its core business lines of retail banking, small and medium-sized business lending, residential mortgage, and investment activities. It operates six different banks in eight western states with each bank operating under a different name and each having its own chief executive officer and management team. The banks provide a wide variety of commercial and retail banking and mortgage lending products and services. The Company provides commercial loans, lease financing, cash management, lockbox, customized draft processing, and other special financial services for business and other commercial banking customers. The Company also provides a wide range of personal banking services to individuals, including home mortgages, bankcard, student and other installment loans, home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services, safe deposit facilities, direct deposit, and 24-hour ATM access. In addition, certain banking subsidiaries provide services to key market segments through their Women's Financial, Private Client Services, and Executive Banking Groups.

In addition to these core businesses, the Company has built specialized lines of business in capital markets and public finance and is also a leader in U.S. Small Business Administration lending. Through its six banking subsidiaries, the Company provides Small Business Administration ("SBA") 7(a) loans to small businesses throughout the United States and is also one of the largest providers of SBA 504 financing in the nation. The Company owns an equity interest in the Federal Agricultural Mortgage Corporation ("Farmer Mac") and is the nation's top originator of secondary market agricultural real estate mortgage loans through Farmer Mac. The Company is a leader in municipal finance advisory and underwriting services and also in the odd lot electronic bond trading market. Zions also controls four venture capital companies that provide early-stage capital, primarily for start-up companies located in the Western United States.

COMPETITION

As a result of the diverse financial services and products it offers, Zions operates in a highly competitive environment. Competitors include not only other banks, thrift institutions and credit unions, but also insurance companies, finance companies, mutual funds, brokerage firms, securities dealers, investment banking companies, and a variety of other financial services and advisory companies. Most of these entities compete across geographic boundaries and provide customers with increasing access to meaningful alternatives to banking services in many significant products. In addition, many of these competitors are not subject to the same regulatory restrictions as the Company. These competitive trends are likely to continue.

SUPERVISION AND REGULATION

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The NASDAQ has also proposed corporate governance rules, which intend to allow shareholders to more easily and efficiently monitor the performance of companies and their directors.

The Board of Directors of Zions Bancorporation has implemented a system of strong corporate governance practices. This system included Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and charters for the Audit, Credit Review, Executive Compensation, and Nominating and Corporate Governance Committees. More information on Zions Bancorporation's corporate governance practices is available on the Zions Bancorporation website at *www.zionsbancorporation.com.*

The enactment of the Gramm-Leach-Bliley Act of 1999 ("the GLB Act") represented a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. Effective March 11, 2000, new opportunities became available for banks, other depository institutions, insurance companies and securities firms to enter into business combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through a financial holding company, which has as its umbrella regulator the Federal Reserve Board ("FRB"). The functional regulation of the separately regulated subsidiaries of a holding company is conducted by the subsidiary's primary functional regulator. To qualify for and maintain status as a financial holding company, a company must satisfy certain ongoing criteria.

The GLB Act also provides federal regulations dealing with privacy for nonpublic personal information of individual customers, which the Company and its subsidiaries must comply with. In addition, the Company, including its subsidiaries, is subject to various state laws that deal with the use and distribution of nonpublic personal information.

The Parent is a financial holding company and, as such, is subject to the BHC Act. The BHC Act requires the prior approval of the FRB for a financial holding company to acquire or hold more than 5% voting interest in any bank. The BHC Act allows, subject to certain limitations, interstate bank acquisitions and interstate branching by acquisition anywhere in the country.

The BHC Act restricts the Company's nonbanking activities to those that are permitted for financial holding companies or that have been determined by the FRB to be financial in nature, incidental to financial activities, or complementary to a financial activity. The BHC Act does not place territorial restrictions on the activities of nonbank subsidiaries of financial holding companies. The Company's banking subsidiaries, however, are subject to limitations with respect to transactions with affiliates.

The Company's banking subsidiaries are also subject to various requirements and restrictions in both the laws of the United States and the states in which the banks operate. These include:

- restrictions on the amount of loans to a borrower and its affiliates;
- the nature and amount of any investments;
- their ability to act as an underwriter of securities;
- the opening of branches; and
- the acquisition of other financial entities.

In addition, the Company's subsidiary banks are subject to either the provisions of the National Bank Act or the banking laws of their respective states, as well as the rules and regulations of the Comptroller of the Currency ("OCC"), the FRB, and the Federal Deposit Insurance Corporation ("FDIC"). They are also under the supervision of, and are subject to periodic examination by, the OCC or their respective state banking departments, the FRB, and the FDIC.

The FRB has established capital guidelines for financial holding companies. The OCC, the FDIC, and the FRB have also issued regulations establishing capital requirements for banks. Failure to meet capital requirements could subject the Company and its subsidiary banks to a variety of restrictions and enforcement remedies. See Note 19 of the Notes to Consolidated Financial Statements for information regarding capital requirements.

The U.S. federal bank regulatory agencies' risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the "BIS"). The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 accord with a new capital framework that would set capital requirements for operational risk and materially change the existing capital requirements for credit risk and market risk exposures. Operational risk is defined by the proposal to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 accord does not include separate capital requirements for operational risk.

In January 2005, the U.S. banking regulators issued an interagency statement with regard to the U.S. implementation of the Basel II Framework. They have set January 2008 as the effective date for the final regulations, with mid-year 2006 for the publication of the final rule. The regulators have previously stated that approximately the ten largest U.S. bank holding companies will be required to adopt the new standard, and that others may elect to "opt in." We do not currently expect to be an early "opt in" bank holding company, as the Company does not have in place the data collection and analytical capabilities necessary to adopt Basel II. However, we believe that the competitive advantages afforded to companies that do adopt the framework will make it necessary for the Company to elect to "opt in" at some point, and we have begun investing in the required capabilities.

Dividends payable by the subsidiary banks to the Parent are subject to various legal and regulatory restrictions. These restrictions and the amount available for the payment of dividends at year-end are summarized in Note 19 of the Notes to Consolidated Financial Statements.

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 provides that the Company's bank subsidiaries are liable for any loss incurred by the FDIC in connection with the failure of an affiliated insured bank.

The Federal Deposit Insurance Corporation Improvement Act of 1991 prescribes standards for the safety and soundness of insured banks. These standards relate to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, as well as other operational and management standards deemed appropriate by the federal banking regulatory agencies.

The Community Reinvestment Act ("CRA") requires banks to help serve the credit needs in their communities, including credit to low and moderate income individuals. Should the Company or its subsidiaries fail to adequately serve their communities, penalties may be imposed including denials of applications to add branches, relocate, add subsidiaries and affiliates, and merge with or purchase other financial institutions. The GLB Act requires "satisfactory" or higher CRA compliance for insured depository institutions and their financial holding companies for them to engage in new financial activities. If one of the Company's banks should receive a CRA rating of less than satisfactory, the Company could lose its status as a financial holding company.

On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the "USA Patriot Act"). Title III of the USA Patriot Act substantially broadens the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, defining new crimes and related penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department ("the Treasury") has issued a number of implementation regulations, which apply various requirements of the USA Patriot Act to financial institutions. The Company's bank and broker-dealer subsidiaries and mutual funds and private investment companies advised or sponsored by the Company's subsidiaries must comply with these regulations. These regulations also impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. The Company has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the Act and the Treasury's regulations.

Regulators and Congress continue to enact rules, laws, and policies to regulate the financial services industry and to protect consumers. The nature of these laws and regulations and the effect of such policies on future business and earnings of the Company cannot be predicted.

GOVERNMENT MONETARY POLICIES

The earnings and business of the Company are affected not only by general economic conditions, but also by fiscal and other policies adopted by various governmental authorities. The Company is particularly affected by the policies of the

FRB, which affects the national supply of bank credit. The methods of monetary policy available to the FRB include:

- open-market operations in U.S. government securities;
- adjustment of the discount rates or cost of bank borrowings;
- imposing or changing reserve requirements against member bank deposits; and
- imposing or changing reserve requirements against certain borrowings by banks and their affiliates.

These methods are used in varying combinations to influence the overall growth or contraction of bank loans, investments and deposits, and the interest rates charged on loans or paid for deposits.

In view of the changing conditions in the economy and the effect of the FRB's monetary policies, it is difficult to predict future changes in loan demand, deposit levels and interest rates, or their effect on the business and earnings of the Company. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

ITEM 2. PROPERTIES

At year-end 2004, the Company operated 386 domestic branches, of which 175 are owned and 211 are on leased premises. The Company also leases its headquarters offices in Salt Lake City, Utah. Other operations facilities are variously owned or leased. The annual rentals under long-term leases for leased premises are determined under various formulas and factors, including operating costs, maintenance, and taxes. For information regarding rental payments, see Note 18 of the Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 18 of the Notes to Consolidated Financial Statements is incorporated herein by reference.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The Company's common stock is traded on the NASDAQ National Market under the symbol "ZION." The last reported sale price of the common stock on NASDAQ on February 18, 2005 was $67.10 per share.

The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock, as quoted on NASDAQ:

	2004		2003	
	High	Low	High	Low
1st Quarter	$ 61.72	55.93	44.78	39.31
2nd Quarter	62.04	54.08	53.88	42.25
3rd Quarter	64.38	58.40	58.14	49.89
4th Quarter	69.29	59.53	63.86	55.95

As of February 18, 2005, there were 6,333 holders of record of the Company's common stock.

DIVIDENDS

Frequency and amount of dividends paid during the last two years:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004	$ .30	.32	.32	.32
2003	.21	.21	.30	.30

On January 28, 2005, the Company's Board of Directors approved a dividend of $0.36 per share payable on February 25, 2005.

SHARE REPURCHASES

The following table summarizes the Company's share repurchases for the fourth quarter of 2004:

Period	Total number of shares repurchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plan[2]
October	311,560	$ 64.26	307,728	$ 5,233,411
November	82,619	66.38	78,886	151
December	2,446	68.05	-	151
Fourth Quarter	396,625	64.72	386,614	

[1] *Includes 10,011 mature shares tendered for exercise of stock options.*

[2] *At its January 2005 meeting, the Board of Directors approved a new $60 million repurchase program.*

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2004 with respect to the shares of the Company's common stock that may be issued under existing equity compensation plans:

Plan Category[1]	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Security Holders:			
Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan	233,189	$ 51.90	105,000
Zions Bancorporation Key Employee Incentive Stock Option Plan	5,761,407	52.80	2,824,708[2]
Equity Compensation Plans Not Approved by Securities Holders:			
1998 Non-Qualified Stock Option and Incentive Plan	1,087,695	54.28	1,683,893
Total	7,082,291		4,613,601

[1] *The table does not include information for equity compensation plans assumed by the Company in mergers. A total of 551,484 shares of common stock with a weighted average exercise price of $38.86 were issuable upon exercise of options granted under plans assumed in mergers and outstanding at December 31, 2004. The Company cannot grant additional awards under these assumed plans.*

[2] *On May 26, 2000, the Company's shareholders approved an amendment to the Key Employee Incentive Stock Option Plan which automatically makes available for options under the Plan, in any one calendar year, two percent (2%) of the issued and outstanding shares of the Company's common stock as of the first day of each calendar year for which the Plan is in effect. Any shares of common stock available in any year using the two percent (2%) formula that are not granted under the Plan are available for use under the terms of the Plan in subsequent years. The common stock available for issuance under the Plan pursuant to the two percent (2%) per year formula does not include common stock which the Company is now or may become obligated to issue as a result of an acquisition, merger or reorganization involving the Company.*

ITEM 9A. CONTROLS AND PROCEDURES

An evaluation was carried out by the Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, these disclosure controls and procedures were effective. There have been no changes in the Company's internal control over financial reporting during the fourth quarter of 2004 that have materially affected or are reasonably likely to affect the Company's internal control over financial reporting. See "Report on Management's Assessment of Internal Control Over Financial Reporting" on page 78 of the Annual Report to Shareholders for management's conclusion on the adequacy of internal control over financial reporting. Also see "Report on Internal Control Over Financial Reporting" issued by Ernst & Young LLP on page 79 of the Annual Report to Shareholders.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference from the Company's Proxy Statement to be dated approximately March 21, 2005.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The Company's Consolidated Financial Statements and report of independent registered public accounting firm on the Consolidated Financial Statements are set forth on pages 80-122.

Financial Statement Schedules – All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, the required information is contained elsewhere in the Form 10-K, or the schedules are inapplicable and have therefore been omitted.

Exhibits – The index of exhibits and any exhibits filed as part of the 2004 Form 10-K are accessible at no cost on the Company's website at *www.zionsbancorporation.com* or through the United States Securities and Exchange Commission's website at *www.sec.gov*. Copies of exhibits may also be requested from the Company's investor relations department.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIONS BANCORPORATION

March 1, 2005

By /s/ Harris H. Simmons

HARRIS H. SIMMONS, Chairman,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

March 1, 2005

/s/ Harris H. Simmons

HARRIS H. SIMMONS, Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Doyle L. Arnold

DOYLE L. ARNOLD, Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/s/ Nolan Bellon

NOLAN BELLON, Controller (Principal Accounting Officer)

/s/ Jerry C. Atkin

JERRY C. ATKIN, Director

/s/ R. D. Cash

R. D. CASH, Director

/s/ Patricia Frobes

PATRICIA FROBES, Director

/s/ Richard H. Madsen

RICHARD H. MADSEN, Director

/s/ Roger B. Porter

ROGER B. PORTER, Director

/s/ Stephen D. Quinn

STEPHEN D. QUINN, Director

/s/ L. E. Simmons

L. E. SIMMONS, Director

/s/ Steven C. Wheelwright

STEVEN C. WHEELWRIGHT, Director

/s/ Shelley Thomas Williams

SHELLEY THOMAS WILLIAMS, Director

Glossary of Common Banking Terms

Allowance for Loan Losses
A balance sheet account that has been accumulated over a period of time as a reserve for losses inherent in the loan and lease portfolios.

Asset-Liability Management (ALM)
The practice of balance sheet management with the objective of promoting income generation while containing market risk exposures.

Basis Point ("bp")
A value equal to 1/100 of 1%; or 100 basis points equals 1%.

Core Deposits
Deposits generated in a bank's natural market area that are considered as a stable source of funding. They are generally characterized by having a predictable cost and a high level of customer loyalty.

Comprehensive Income
The combination of net income and the changes in selected items that are recorded directly to stockholders' equity as required by generally accepted accounting principles, such as unrealized gains and losses on available for sale securities.

Credit Risk
The risk of loss resulting from the failure of an obligor or counterparty to perform in accordance with the contractual terms of an agreement.

Derivative Financial Instruments
A financial contract whose value is derived its value by reference to an underlying instrument, index or reference rate. Derivatives include forward contracts, swaps, futures and options.

Efficiency Ratio
An indicator of the cost of operating a company calculated by dividing noninterest expense by taxable-equivalent net interest income plus noninterest income.

Hedging
A financial technique in which transactions or contractual agreements are undertaken to offset the risk of loss from one or more types of risk.

Interest Rate Spread
The difference between the taxable-equivalent yield on average earning assets and the rate paid on average interest bearing liabilities.

Liquidity Risk
The risk that an organization is unable to meet its contractual financial obligations as they become due.

Market Risk
The potential loss in value of financial instruments caused by movements in market variables, such as interest rates, foreign exchange rates and equity values.

Minority Interest
When a parent owns a majority (but less than 100%) of a consolidated subsidiary, the consolidated financial statements separately reflect the minority's interest in the subsidiary, including the minority's proportionate share of net assets and net income.

Net Interest Margin
Taxable-equivalent net interest income as a percentage of average earning assets.

Net Loans and Leases
Net loans and leases represents the total of all loans, leases and other receivables less unearned income and fees, net of related costs.

Nonrated Securities
Investment securities that have not received a quality rating by one of the major securities rating agencies.

Notional Amount
The number of currency units, shares or other units specified in a derivative contract.

Qualifying Special-Purpose Entity (QSPE)
A trust or other legal vehicle that purchases and holds assets or securities and meets certain conditions, including (1) being distinct from the seller, (2) having its activities limited, and (3) being restricted as to the types of assets that it may hold and conditions under which it may dispose of noncash assets. A QSPE is not consolidated in the balance sheet.

Risk-Based Capital
A measure of a financial institution's strength developed by the banking regulators, taking into account the risks inherent in the institution's assets and off-balance-sheet exposures.

Taxable-Equivalent Income
Tax exempt income that has been adjusted to an amount that would yield the same after-tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.

Value at Risk (VAR)
The amount or percentage of potential loss from adverse market moves in an ordinary market environment.

ZIONS BANCORPORATION

CORPORATE OFFICERS

Harris H. Simmons
Chairman, President and Chief Executive Officer

Doyle L. Arnold
Vice Chairman and Chief Financial Officer

Executive Vice Presidents

Bruce K. Alexander
Colorado Administration

A. Scott Anderson
Utah and Idaho Administration

David E. Blackford
California Administration

Danne L. Buchanan
E-Commerce

Gerald J. Dent
Credit Administration

Michael A. DeVico
Operations and Information Systems

George M. Feiger
Wealth Management

W. David Hemingway
Capital Markets and Investments

Keith D. Maio
Arizona Administration

William E. Martin
Nevada Administration

Stanley D. Savage
Washington Administration

Senior Vice Presidents

Nolan Bellon
Controller

Ralph Hendrix
Credit Examination

Clark B. Hinckley
Investor Relations

Thomas E. Laursen
General Counsel

Dean L. Marotta
Internal Audit

Norman W. Merritt
Compliance

Vice Presidents

John B. Hopkins
Ronald L. Johnson
Jennifer R. Jolley
Melvin D. Leibsla
John A. Payne
David Russell

BOARD OF DIRECTORS

Jerry C. Atkin [1,2,3]
Chairman, President and Chief Executive Officer
Skywest Airlines
St. George, Utah

R. D. Cash [1,3,5]
Retired/Former Chairman, President and Chief Executive Officer
Questar Corporation
Salt Lake City, Utah

Patricia Frobes [4,5]
Senior Vice President
The Irvine Company
Newport Beach, California

Richard H. Madsen [2]
Retired/Former Chairman, President and Chief Executive Officer
ZCMI
Salt Lake City, Utah

Roger B. Porter [1,2,3]
IBM Professor of Business and Government, Harvard University
Cambridge, Massachusetts

Stephen D. Quinn [2,5]
Retired/Former Managing Director and General Partner
Goldman, Sachs & Co.
New Canaan, Connecticut

Harris H. Simmons [1]
Chairman, President and Chief Executive Officer of the Company and Chairman of the Board of Zions First National Bank
Salt Lake City, Utah

L. E. Simmons [1,4]
President
SCF Investment Partners
Houston, Texas

Shelley Thomas Williams [1,4,5]
Communications Consultant
Salt Lake City, Utah

Steven C. Wheelwright [3,4]
Baker Foundation Professor
Senior Associate Dean
Director of Publications Activities
Harvard Business School
Cambridge, Massachusetts

Directors Emeriti

Grant R. Caldwell
Roy W. Simmons

1 *Member, Executive Committee*
2 *Member, Audit Committee*
3 *Member, Executive Compensation Committee*
4 *Member, Credit Review Committee*
5 *Member, Nominating and Corporate Governance Committee*

ZIONS FIRST NATIONAL BANK

Salt Lake City, Utah

CORPORATE OFFICERS

Harris H. Simmons
Chairman of the Board

A. Scott Anderson
President and
Chief Executive Officer

Executive Vice Presidents
Doyle L. Arnold
John B. D'Arcy
Gerald J. Dent
Kay B. Hall
W. David Hemingway
George B. Hofmann III
J. Steven Houston
Diana E. Kirk
LeeAnne B. Linderman
Peter J. Morgan

BOARD OF DIRECTORS

Harris H. Simmons [1,4]
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

A. Scott Anderson [1]
President and
Chief Executive Officer
Zions First National Bank
Salt Lake City, Utah

Ronald S. Hanson [1,4,5]
Retired/Former Vice Chairman
Zions First National Bank
Salt Lake City, Utah

James T. Jensen [2,3]
Executive Vice President,
General Counsel,
Secretary and Director
The Savage Companies
Salt Lake City, Utah

Susan D. Johnson [5]
President
Futura Industries
South Weber, Utah

Dixie L. Leavitt [3]
Chairman of the Board
Security Enterprises dba
The Leavitt Group
Cedar City, Utah

Robert A. Madsen [4]
RA Investments
Salt Lake City, Utah

Theresa A. Martinez
Associate Professor of Sociology
and Associate Dean of
Undergraduate Studies
for Outreach
University of Utah
Salt Lake City, Utah

Roy C. Nelson [1]
Former President
Bank of Utah
Ogden, Utah

Kathryn H. S. Pett
Secretary and General Counsel
Utah Transit Authority
Salt Lake City, Utah

Keith O. Rattie
Chairman, President and
Chief Executive Officer
Questar Corporation
Salt Lake City, Utah

D. Gill Warner
Retired/Former President and
Chief Executive Officer
Associated Foods
Salt Lake City, Utah

Directors Emeriti
Joseph A. Anderson Jr.
Gregory E. Austin
R. D. Cash
Gordon B. Hinckley
S. C. Johnson
W. Mack Lawrence
Russell M. Nelson
Boyd K. Packer
L. Tom Perry
Roy W. Simmons

AREA ADVISORY BOARDS

Utah Valley
Bill J. Anderson
Donald Butler
Steven T. Densley
Robert W. McMullin
Marlon Snow
Joe Squire
John Valentine
Carol Walker
Thomas Whitaker
Brent Wood

Carbon/Emery
Jessica Basso
Mike Dmitrich
Delynn Fielding
Dave Hinkins
Craig Johansen
Pat Jones
Dino Kiahtipes
Mike Loveless
Franco Sacco
Kathy Smith
Richard Tatton
Dr. Ryan Thomas
Kent B. Wilson

Southern Utah
Karen Alvey
Bruce Ballard
Lee Bracken
Steve Caplin
Robert Huddleston
Don Ipson
Thomas Pugh
Harold G. Shirley
Nate Staheli
Robert Syrett

South Central
Keith Barrett
Douglas Barton
Alan Christensen
Mark Fuellenbach
Ferral Huntsman
Bradley Johnson
Roger Killpack
Donna Magleby
Jason Maylett
Don Peterson
Roger Stanworth

Uintah Basin
Stan Gordon
Fran Harding
R. Wayne Jones
Bradley D. Labaron
Larry E. Nielsen
Gary Showalter
Gaiwen Snow
Percy Stewart Jr.
Gary Stringham
Bruce Todd

Weber/Davis
Steven B. Bateman
Kym Buttschardt
Carolyn R. Nebeker
Orluff Opheikens
Jack B. Parson Jr.
O. Kent Rich
Harlan P. Schmidt
Jack Shaum
Kay Thornock
Lynn Wardley
Ken Warnick
Ken Woolstenhulme

Cache/Box Elder
Michael Ballam
Jeri Garner Collings
Suzanne Ferry
Fred R. Hunsaker
Gary D. Jones
Boyd Lewis
Brent Nyman
Sara Sinclair
Randy Watts
Richard Whitaker

Grand/San Juan
Douglas Allen
Peter M. Black
Bill Boyle
Colin Fryer
Sheri Griffith
Phil Lyman
J. J. Wang

Park City
Joan Calder
Carla Coonradt
Les F. England
Elaine Gordon
James W. Lewis
Russell Olsen
Jeff Peterson
Franklin Richards Jr.
William Rothwell
E. Jeffery Smith
Meeche White
Richard Wilde
David Zatz

Eastern Idaho
Wendy Baron
Mathew Creamer
Garth Hall
Harry Hooglund
Lamoyne Hyde
Gary D. Jones
Tom Knutson
Leonard May
Dale Mecham
Dale Mickelson
Earl Pond
Dave Stoddard
Joseph Tugaw

Northern Idaho
Dale Aldredge
Rick Beebe
Mark Benson
Gail Byers
Vicky Jahns
Randy Keatts
Steve Lohman
Dan Schoenberg
Dick White

Treasure Valley Idaho
Joe Gabrielson
Charley Jones
Dale Peterson
Bret J. Rodgers, M.D.
Judy Ruud
Steve Severn
Alan Smith
Kirk G. Smith
Ron VanAuker
Kurt Voight
Cheryl Wardle
Jerry Whitehead
Stephanie Witt

Women's Financial Group
Coralie Alder
Twinkle Chisholm
Mary Kay Griffin
Sheri Griffith
Pat Jones
Peggy Lander
Pam March
Kathryn H.S. Pett
Gretta Spendlove
Donna Thompson
Carol Walker

1 Member, Executive Committee
2 Member, Trust Committee
3 Member, Examining Committee
4 Member, Credit Review Committee
5 Member, CRA Committee

CALIFORNIA BANK & TRUST

San Diego, Irvine,
Los Angeles, Oakland

BOARD OF DIRECTORS

David E. Blackford
Chairman, President and
Chief Executive Officer
California Bank & Trust
San Diego, California

Gerald J. Dent
Executive Vice President
Zions Bancorporation
Salt Lake City, Utah

Allan W. Severson
Managing Director
Acquisitions
California Bank & Trust
San Diego, California

Harris H. Simmons
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

Chris Skillern
Managing Director
San Diego Division
California Bank & Trust
San Diego, California

Dennis Uyemura
Managing Director/
Chief Financial Officer
California Bank & Trust
San Francisco, California

Executive Vice Presidents
George B. Bryce
William Gunnell
Frank Henry
Frank Lee
Robert M. Mantle
Scott Monson
Michael Permenter
Mark Young

NEVADA STATE BANK

Las Vegas, Nevada

CORPORATE OFFICERS

William E. Martin
Chairman, President and
Chief Executive Officer

Executive Vice Presidents
R. Bruce Hillier
Jerry R. Martin
Richard Veitz

BOARD OF DIRECTORS

William E. Martin
Chairman, President and
Chief Executive Officer
Nevada State Bank
Las Vegas, Nevada

Richard A. Carlson
Retired/Former President and
Chief Executive Officer
Nevada State Bank
Las Vegas, Nevada

Wing Fong
Wing Fong Enterprises
Las Vegas, Nevada

John R. Larsen
Chief Executive Officer
Port of Subs, Inc.
Reno, Nevada

Dr. Robert E. Robinson
Las Vegas, Nevada

Harris H. Simmons
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

Gary L. Stewart
President and Owner
Central Grading Company
Las Vegas, Nevada

NATIONAL BANK OF ARIZONA

Tucson, Arizona

CORPORATE OFFICERS

John J. Gisi
Chairman of the Board

Keith D. Maio
President and
Chief Executive Officer

Executive Vice Presidents
Gregory Behn
Dee Burton
Larry Davis
David O. Lyons
Craig R. Robb
Pat Simmons
Scott Summers
Gregory Wessel

BOARD OF DIRECTORS

John J. Gisi
Chairman of the Board
National Bank of Arizona
Phoenix, Arizona

Keith D. Maio
President and
Chief Executive Officer
National Bank of Arizona
Phoenix, Arizona

Hugh M. Caldwell Jr.
Secretary to the Board
Attorney
Waterfall, Economidis, Caldwell,
Hanshaw & Villamana P.C.
Tucson, Arizona

Larry S. Davis
Executive Vice President
National Bank of Arizona
Phoenix, Arizona

David O. Lyons
Executive Vice President
National Bank of Arizona
Tucson, Arizona

Craig R. Robb
Executive Vice President
National Bank of Arizona
Tucson, Arizona

Harris H. Simmons
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

VECTRA BANK COLORADO, N.A.

Denver, Colorado

CORPORATE OFFICERS

Bruce K. Alexander
Chairman, President and
Chief Executive Officer

Deborah Wapensky
Chief Financial Officer

Richard W. Lawrence
Director of Community
Banking & Administration

R. Thad Allen
Chief Credit Officer

Executive Vice Presidents
Jed Burnham
Scott Page

Regional Presidents
Dianne Andrews
Thomas Griffiths
Neil Kvasnak
Carol Ranta
Vince Vigil
Bruce Weber

BOARD OF DIRECTORS

Bruce K. Alexander
Chairman, President and
Chief Executive Officer
Vectra Bank Colorado, N.A.
Denver, Colorado

Dawn P. Bookhardt
Principal
Bookhardt & O'Toole
Denver, Colorado

Stephen Cavanagh
President
Cavanagh, Inc.
Steamboat Springs, Colorado

Mary Gittings Cronin
President and Executive Director
The Piton Foundation
Denver, Colorado

Gerald J. Dent
Executive Vice President
Zions Bancorporation
Salt Lake City, Utah

Gary Levine
President
Merchants Mortgage
Greenwood Village, Colorado

James L. Rumsey
Financial and Management
Consultant
Denver, Colorado

Harris H. Simmons
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

Terrence F. Smith
President
Consolidated Equities, Ltd.
Westminster, Colorado

Scott R. Tipton
President
Tipton Enterprises
Cortez, Colorado

James J. Tonso
President
Canon Potato Company
Center, Colorado

J. Ben Trujillo
President
JB Trujillo, Inc.
Denver, Colorado

Richard B. Tucker
Chairman
Custom Envelope Corporation
Denver, Colorado

David A. Wollard
Chairman Emeritus
Exemple Healthcare
Denver, Colorado

Richard W. Lawrence
Secretary to the Board
Vectra Bank Colorado, N.A.
Denver, Colorado

THE COMMERCE BANK OF WASHINGTON, N.A.
Seattle, Washington

CORPORATE OFFICERS

Stanley D. Savage
Chairman, President and
Chief Executive Officer

David Friedenberg
Managing Director

Lauren C. Jassny
Chief Credit Officer

Ron H. Lynch
Managing Director
Administration

BOARD OF DIRECTORS

Stanley D. Savage
Chairman, President and
Chief Executive Officer
The Commerce Bank of
Washington, N.A.
Seattle, Washington

Tom A. Alberg
Managing Director
Madrona Venture Group, LLC
Seattle, Washington

Graham S. Anderson
GRACO Investments
Sun Valley, Idaho

Stanley H. Barer
Chairman Emeritus
Saltchuk Resources, Inc.
Seattle, Washington

Christopher T. Bayley
Chairman
Dylan Bay Companies
Seattle, Washington

Carl G. Behnke
President
REB Enterprises
Chairman
Sur La Table
Seattle, Washington

William D. Bradford
Endowed Professor
Finance, Business
and Economics
School of Business
University of Washington
Seattle, Washington

Richard C. Clotfelter
Investor
Bozeman, Montana

David Friedenberg
Managing Director
The Commerce Bank
of Washington, N.A.
Seattle, Washington

Michael D. Garvey
Chairman
Saltchuk Resources, Inc.
Seattle, Washington

James C. Hawkanson
Retired/Former
Chief Executive Officer
The Commerce Bank of
Washington, N.A.
Mercer Island, Washington

John A. Hilton Jr.
President and
Chief Executive Officer
Bessemer Trust Company
New York, New York

Patrick W. Kuo
President and
Chief Executive Officer
Cascadia Development
Corporation
Bellevue, Washington

Earl P. Lasher III
Senior Partner
Lasher, Holzapfel, Sperry
& Ebberson
Seattle, Washington

William Rademaker Jr.
Private Investor
Seattle, Washington

William J. Rex
Retired/Former
Managing Director
Prudential Securities, Inc.
Seattle, Washington

Robert R. Richards
Economist
North Bend, Washington

Faye Sarkowsky
Community Volunteer
Seattle, Washington

Harris H. Simmons
Chairman, President and
Chief Executive Officer
Zions Bancorporation
Salt Lake City, Utah

David C. Wyman
Wyvest
Seattle, Washington

OTHER AFFILIATES

GRANT HATCH & ASSOCIATES, INC.
Norman D. Squires
President

NETDEPOSIT, INC.
Danne L. Buchanan
Chief Executive Officer

PROVIDUS SOFTWARE SOLUTIONS, INC.
Andrew Evans
Chief Executive Officer

WELMAN HOLDINGS, INC.
George M. Feiger
President

WESTERN NATIONAL TRUST COMPANY
Thomas L. Trine
President

ZIONS COMMUNITY INVESTMENT CORP.
C. Howie Hodges
President

ZIONS CREDIT CORPORATION
Alan Ralphs
President

ZIONS INSURANCE AGENCY, INC.
A. Scott Anderson
Chairman and President

ZIONS INVESTMENT SECURITIES, INC.
James R. Cooper
Chief Operating Officer

ZIONS LIFE INSURANCE COMPANY
A. Scott Anderson
Chairman and President

ZIONS MANAGEMENT SERVICES COMPANY
Harris H. Simmons
Chairman, President and
Chief Executive Officer

Vice Chairmen
Doyle L. Arnold
Gerald J. Dent
Michael DeVico
W. David Hemingway

EXECUTIVE OFFICES

One South Main Street
Salt Lake City, Utah 84111
(801) 524-4787

ANNUAL SHAREHOLDERS' MEETING

Friday, May 6, 2005, 1:30 p.m.
Salt Palace Convention Center
100 South West Temple
Salt Lake City, Utah 84101

TRANSFER AGENT

Zions First National Bank
Corporate Trust Department
10 East South Temple, 12th Floor
Salt Lake City, Utah 84111
(801) 524-4624

REGISTRAR

Zions First National Bank
One South Main Street
Salt Lake City, Utah 84111

AUDITORS

Ernst & Young LLP
60 East South Temple, Suite 800
Salt Lake City, Utah 84111

NASDAQ NATIONAL MARKET SYMBOL

ZION

NUMBER OF COMMON SHAREHOLDERS

6,379 as of December 31, 2004

DIVIDEND REINVESTMENT PLAN

Shareholders can reinvest their cash dividends in additional shares of our common stock at the market price. Shareholders, as well as brokers and custodians who hold our common stock for clients, can obtain a prospectus of the plan by writing to:

Zions Bancorporation
Dividend Reinvestment Plan
P.O. Box 30880
Salt Lake City, Utah 84130
investor@zionsbank.com

CREDIT RATINGS

Moody's Investors Service	
Outlook	Stable
LT Senior Debt	A3
Subordinated Debt	Baa1
Standard & Poor's	
Outlook	Positive
LT Senior Debt	BBB
Subordinated Debt	BBB-
ST/Commercial Paper	A-2
Fitch	
Outlook	Stable
LT Senior Debt	A-
Subordinated Debt	BBB+
ST/Commercial Paper	F1
Dominion Bond Rating Service	
Outlook	Stable
LT Senior Debt	A (low)
Subordinated Debt	BBB (high)
ST/Commercial Paper	R-1 (low)

OPTION MARKET MAKERS

Chicago Board Options Exchange
Philadelphia Stock Exchange

SELECTED INDEX MEMBERSHIPS

S&P 500
S&P Global 100
KBW Bank Sector
Nasdaq Financial 100

INVESTOR RELATIONS

For financial information about the Corporation—analysts, investors and news media representatives should contact:

Clark B. Hinckley
(801) 524-4787
investor@zionsbank.com

ZIONS BANCORPORATION NEWS RELEASES

Our news releases are available on our website at:
www.zionsbancorporation.com

To be added to the email distribution list, please visit *www.zionsbancorporation.com* and click on "Email Notification."

INTERNET SITES

Zions Bancorporation:
www.zionsbancorporation.com

Zions First National Bank:
www.zionsbank.com

California Bank & Trust:
www.calbanktrust.com

Nevada State Bank:
www.nsbank.com

National Bank of Arizona:
www.nbarizona.com

Vectra Bank Colorado:
www.vectrabank.com

The Commerce Bank of Washington:
www.tcbwa.com

Fixed Income Trading:
www.oddlot.com
www.govrate.com

NetDeposit:
www.netdeposit.com

Zions Investment Securities:
www.zionsdirect.com

ZIONS BANCORPORATION
One South Main Street – Salt Lake City, Utah 84111
www.zionsbancorporation.com